UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025;

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission file number 001-38161

CIBUS™

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Cibus, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**27-1967997**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
6455 Nancy Ridge Drive San Diego, CA	**92121**
(Address of principal executive offices)	**(Zip Code)**

(858) 450-0008
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

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Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	CBUS	The NASDAQ Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Aggregate market value of the Class A Common Stock held by non-affiliates of the registrant: As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of shares of Class A Common Stock held by non-affiliates of the registrant was 47,156,698 based upon the closing sale price of the registrant's Class A Common Stock of $1.38 on such date.

As of March 10, 2026, there were 69,196,122 shares of the registrant's Class A Common Stock, $0.0001 par value per share (Class A Common Stock) (excluding 71,652 restricted shares of Class A Common Stock, which remain subject to vesting), and no shares of the registrant's Class B Common Stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the registrant's Annual Meeting of Stockholders to be held in 2026, which definitive proxy statement shall be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Table of Contents

Terms

When the terms "Cibus," the "Company" or "its" are used in this Annual Report on Form 10-K, unless the context otherwise requires, those terms are being used to refer to Cibus, Inc. and its consolidated subsidiaries. When the term "Cibus Global" is used, it is being used to refer to Cibus Global, LLC, a direct, wholly-owned subsidiary of the Company.

The Company owns or has the right to use the trademarks, service marks, and trade names that it uses in conjunction with the operation of its business. Some of the more important marks and names that it owns or has rights to use that may appear in this Annual Report on Form 10-K include: "Cibus®," "*RTDS*®," "Rapid Trait Development System™," "Trait Machine™," and "Future of Breeding™." This Annual Report on Form 10-K may also contain additional trade names, trademarks, and service marks belonging to other companies. The Company does not intend its use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of these other parties.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the Securities Act) and the rules and regulations promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act) and the rules and regulations promulgated thereunder. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission (SEC), in materials delivered to stockholders, and in press releases. In addition, the Company's representatives may from time-to-time make oral forward-looking statements.

The Company has made these forward-looking statements in reliance on the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. In some cases, you can identify these statements by forward-looking words such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "predicts," "projects," "scheduled," "should," "targets," "will," "would," or the negative of these terms and other similar terminology. Forward-looking statements in this Annual Report on Form 10-K include statements about the Company's future financial performance, including its liquidity and capital resources, cost saving initiatives and their impact on annual cash burn rates, cash runway, and its ability to continue as a going concern; the advancement, timing and progress of the Company's platform development and trait development in crop platforms; the ability to obtain partner funding to support its non-Rice productivity trait portfolio; the anticipated timing for the presentation of data related to trait development and other operational activities; the timeframes for transferring traits in customers' elite germplasm; the timeframe for commercialization of germplasm with the Company's traits by seed company customers; the timing for, and degree of, adoption by farmers of germplasm with the Company's traits following commercialization; the capacity of the Company's productivity traits to deliver competitive yield improvements; the ability of gene editing to address climate change at scale; the timing and nature of regulatory developments relating to gene editing; the market opportunity for the Company's plant traits, including the number of addressable acres, and the trait fees that the Company expects to receive; and the Company's ability to enter into and maintain significant collaborations and commercial relationships. These and other forward-looking statements are predictions and projections about future events and trends based on the Company's current expectations, objectives, and intentions and are premised on current assumptions. The Company's actual results, level of activity, performance, or achievements could be materially different than those expressed, implied, or anticipated by forward-looking statements due to a variety of factors, including, but not limited to: the Company's need for additional near term funding to finance its activities and challenges in obtaining additional capital on acceptable terms, or at all; changes in expected or existing competition; challenges to the Company's intellectual property protection and unexpected costs associated with defending intellectual property rights; increased or unanticipated time and resources required for the Company's development efforts for its priority opportunities in Rice and biofragrance products and sustainable ingredients; the Company's reliance on third parties in connection with its development activities and for commercialization; challenges associated with the Company's ability to effectively license its productivity traits and sustainable ingredient products; the risk that farmers do not recognize the value in germplasm containing the Company's traits or that farmers and processors fail to work effectively with crops containing the Company's traits; delays or disruptions in the Company's platform or trait product development efforts; the inability to identify partners to fund the Company's non-Rice productivity trait portfolio; challenges that arise in respect of the Company's production of high-quality plants and seeds cost effectively on a large scale; the Company's dependence on distributions from Cibus Global to pay taxes and cover its corporate and overhead expenses; regulatory developments that disfavor or impose significant burdens on gene editing processes or products; delays and uncertainties regarding regulatory developments in the European Union; the Company's ability to achieve commercial success; commodity prices and other market risks facing the agricultural sector; technological developments that could render the Company's technologies obsolete; impacts of the Company's headcount reductions and other cost reduction measures, which may include operational and strategic challenges, and the potential for additional cost reduction measures; changes in macroeconomic and market conditions, including inflation, supply chain constraints, and rising interest rates, and economic volatility and uncertainty arising from dynamic trade policies, including tariffs and retaliatory tariffs, and market reactions to such policies; dislocations in the capital markets and challenges in accessing liquidity and the impact of such liquidity challenges on the Company's ability to execute on its business plan; the Company's assessment of the period of time through which its financial resources will be adequate to support operations; and the risks and uncertainties described in "Item 1A. Risk Factors," as updated or supplemented from time-to-time in the Company's subsequent reports on Forms 10-Q and 8-K filed with the SEC. The foregoing factors should be considered an integral part of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Investors are cautioned not to place undue reliance on any forward-looking statements.

Any forward-looking statements made by the Company in this Annual Report on Form 10-K are based only on currently available information and speak only as of the date hereof. Except as otherwise required by securities and other applicable laws, the Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change.

Summary Risk Factors

- Cibus has incurred significant losses and anticipates that it will continue to incur significant losses for several years. Cibus' ability to continue as a going concern will depend on its ability to obtain additional financing in the near term.
- Cibus faces significant competition and many of its competitors have substantially greater financial, technical, and other resources than Cibus does.
- The Company's streamlined business focus may result in operational and strategic challenges.
- Cibus success depends, in part, on its ability to effectively estimate future demand.
- Cibus' business activities are currently conducted at a limited number of locations, and damage or business disruptions at these locations would have an adverse effect on its business.
- Cibus' research and development efforts may be slower than expected and not be successful.
- Cibus intends to license the intellectual property produced through its gene editing technologies to third parties for use in their products and will be dependent on them to successfully commercialize such products.
- Customer relationships that Cibus establishes may not result in revenue generating commercial contracts.
- Any partnerships that Cibus may enter into in the future may not be successful.

- If ongoing or future field trials are unsuccessful, Cibus may be unable to complete the development of productivity trait candidates on a timely basis or at all.
- Cibus relies on third parties to conduct, monitor, support, and oversee field trials, and any performance issues by them may impact Cibus' ability to successfully commercialize products or license traits.
- Cibus may lack the necessary expertise, personnel, and resources to effectively license its priority productivity trait products.
- Interruptions in the production or transportation of parent seeds could adversely affect Cibus' operations and profitability.
- Cibus' products may not achieve commercial success quickly or at all.
- Public understanding of Cibus' *RTDS* technologies and public perception and acceptance of gene editing technologies, including Cibus' *RTDS* technologies, could affect Cibus' sales and results of operations.
- Cibus' financial statements include goodwill which could become impaired in the future under certain conditions, and any such impairment may significantly impact Cibus' results of operations and financial condition.
- Cibus' estimates and forecasts with respect to total acres, accessible acres, trait fees, and assumptions regarding Cibus' trait penetration rates and potential market share may prove to be inaccurate.
- The overall agricultural industry is susceptible to commodity and raw material price changes.
- Adverse weather and environmental conditions and natural disasters can cause significant costs and losses.
- The agricultural industry is highly seasonal, which may cause Cibus' sales and operating results to fluctuate significantly.
- Cibus' business could be materially affected by disruptions in the global economy caused by geopolitical and military conflicts.
- Regulatory requirements in certain jurisdictions for gene edited products are evolving, and adverse regulatory changes could have a significant negative impact on Cibus' ability to develop and commercialize its product candidates.
- The regulatory environment varies greatly from region-to-region and in many countries is less developed than in the United States.
- Products containing Cibus' traits may be subject to enhanced regulation.
- Cibus uses hazardous chemicals and biological materials in its business. Compliance with environmental, health, and safety laws and regulations, and any claims relating to improper handling, storage, or disposal of these materials could be time consuming and costly.
- Cibus is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject Cibus to liability if it is not in compliance with applicable laws.
- Cibus' ability to compete may decline if it does not adequately protect its intellectual property proprietary rights.
- Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Cibus, could negatively impact its competitive position.
- Cibus will not seek to protect its intellectual property rights in all jurisdictions throughout the world and Cibus may not be able to adequately enforce its intellectual property rights even in the jurisdictions where Cibus seeks protection.
- Third parties may assert rights to inventions Cibus develops or otherwise regards as its own.
- Cibus may not identify relevant third party patents or may incorrectly interpret the relevance, scope, or expiration of a third party patent which might adversely affect Cibus' ability to develop and market its products or productivity trait or sustainable ingredient candidates.
- Any infringement, misappropriation, or other violation by Cibus of intellectual property rights of others may prevent or delay Cibus' product development efforts and may prevent or increase the costs of Cibus successfully commercializing its products or productivity trait or sustainable ingredient candidates, if approved.
- Cibus may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize Cibus' products or productivity trait or sustainable ingredient candidates.
- If Cibus fails to comply with its obligations in the agreements under which Cibus licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, Cibus could lose license rights that are important to its business.
- Some of the licenses Cibus may grant to its licensing partners to use Cibus' proprietary genes in certain crops may be exclusive within certain jurisdictions, which could limit Cibus' licensing opportunities.
- Cibus' results of operations will be affected by the level of royalty payments that Cibus is required to pay to third parties.
- Cibus' Royalty Liability may contribute to net losses for Cibus and cause the value for securities of Cibus to fluctuate.
- Cibus depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if Cibus loses key management personnel or cannot attract and retain other qualified personnel.
- Cibus' internal computer systems, or those of its third party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Cibus' operations.
- The market price of the Class A Common Stock has been and could remain volatile, and the market price of the Class A Common Stock may drop.
- Provisions in the Amended Certificate of Incorporation and Amended Bylaws and provisions under Delaware Law could make an acquisition of Cibus, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its management.
- Cibus may issue shares of preferred stock in the future, which could make it difficult for another company to acquire Cibus or could otherwise adversely affect holders of its Class A Common Stock, which could depress the price of the Class A Common Stock.
- Cibus' executive officers, directors, and principal stockholders have the ability to control or significantly influence all matters submitted to its stockholders for approval.
- The United States net operating loss carryforwards and certain other tax attributes of Cibus may be subject to limitations.

- Cibus is a holding company and its only material asset is its interest in Cibus Global, and it is accordingly dependent upon distributions from Cibus Global to pay taxes and cover its corporate and other overhead expenses.
- Cibus is required to make payments to the TRA Parties pursuant to the Tax Receivable Agreement for certain tax benefits Cibus may receive and the amounts payable may be substantial.
- In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits Cibus realizes in respect of the tax attributes subject to the Tax Receivable Agreement.
- In the event that Cibus' payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of Class A Common Stock could be substantially reduced.
- Cibus will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Market Data

This Annual Report on Form 10-K contains market data and industry statistics and forecasts that are based on independent industry publications, other publicly available information, and the Company's internal sources and estimates (including, its knowledge of, and experience to date in, the potential markets for its products). Although the Company believes that third party sources are reliable, it does not guarantee the accuracy or completeness of the information extracted from these sources, and the Company has not independently verified such information. Similarly, while the Company believes its management estimates to be reasonable, they have not been verified by any independent sources. The market and industry data and estimates presented in this Annual Report involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled "Item 1A. Risk Factors" as updated or supplemented from time-to-time in the Company's subsequent reports on Forms 10-Q and 8-K filed with the SEC. Forecasts and other forward-looking estimates about the Company's industry or performance within its industry are subject to the risks and uncertainties regarding forward-looking statements described under the caption "Cautionary Note Regarding Forward Looking Statements." Accordingly, results could differ materially from those expressed in the estimates made by the independent parties and by the Company, and investors should not place undue reliance on this information.

Website Disclosure

The Company uses its website (www.cibus.com), its corporate X account (formerly Twitter) (@CibusGlobal), and its corporate LinkedIn account (https://www.linkedin.com/company/cibus-global) as routine channels of distribution of company information, including press releases, analyst presentations, and supplemental financial information, as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor its website and its corporate X and LinkedIn accounts in addition to following press releases, filings with the SEC, and public conference calls and webcasts.

Additionally, the Company provides notifications of announcements as part of its website. Investors and others can receive notifications of new press releases posted on the Company's website by signing up for email alerts.

None of the information provided on the Company's website, in its press releases or public conference calls and webcasts, or through social media is incorporated into, or deemed to be a part of, this Annual Report on Form 10-K or in any other report or document it files with the SEC unless such document specifically states otherwise, and any references to its website or its corporate X and LinkedIn accounts are intended to be inactive textual references only.

Implications of Being a Smaller Reporting Company

Cibus is a "smaller reporting company" as defined in the Exchange Act. Cibus may continue to be a smaller reporting company even though it no longer qualifies as an "emerging growth company." As a smaller reporting company, Cibus is exempt from the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 and may also take advantage of certain scaled disclosure accommodations. Cibus will remain a smaller reporting company until the fiscal year following the determination that its common stock held by non-affiliates is $250 million or more (measured on the last business day of Cibus' second fiscal quarter) or Cibus' annual revenues are $100 million or more during the most recently completed fiscal year and Cibus' common stock held by non-affiliates is $700 million or more (measured on the last business day of Cibus' second fiscal quarter).

Part I

Item 1. Business.

COMPANY OVERVIEW

Cibus is a leading agricultural biotechnology company that primarily uses proprietary gene editing technologies to develop plant traits, which are specific genetic characteristics in the DNA of a plant's seed. Plant traits, or characteristics, influence how a resulting plant functions and/or interacts with its environment. Cibus produces these edited plant traits by a unique process that is endeavoring to change the scale and speed of plant breeding for many major agricultural crops. Over the course of its history, Cibus has developed a proprietary time bound and predictable gene editing platform referred to as the Rapid Trait Development System™ (***RTDS***®). This system allows Cibus to edit gene targets that are the basis of novel traits that can be integrated into Cibus' customers' best or elite seed genetics in as little as one year. Cibus' primary trait business opportunities continue to broaden as key jurisdictions around the world more closely align gene editing regulatory policies with those already in place for conventional breeding.

Cibus' business operates within the global seed market, where management estimates that aggregate trait value across both genetically modified organism (GMO) and non-GMO seeds globally represents approximately $12.0 billion.

Cibus' Primary Business

Cibus' primary business is focused on the development of plant traits for some of the world's major agricultural crops that help address specific productivity, profitability, sustainability, or yield challenges in farming. These plant traits can be licensed to seed companies for inclusion in their seed products for a royalty. This is not a new business model as many companies have developed traits that have been added to seed products and have garnered significant royalties for their developers over many years. Importantly, farmers are well acquainted with the value of these seeds with traits. Cibus' initial focus is on productivity traits, which can be associated with improving crop yields in the face of challenges such as weeds, pests, and diseases, can address environmental challenges with an overall reduction in the use of chemicals like fungicides, insecticides, or fertilizers, or can make crops more adaptable to environmental factors such as heat and drought in the face of climate change. In the near term, Cibus' priority pipeline program centers on Rice herbicide tolerance (HT) traits. The Company believes its multiple, or in some cases stacked, Rice HT traits have estimated Potential Annual Addressable Royalties (as defined below) of over $200.0 million upon full commercialization across the Company's initial target markets of Latin America and the United States.

In addition to its core trait licensing and royalty model, Cibus is exploring alternative customer partnership and other economic arrangements, particularly in opportunity-rich markets like India, Asia (outside of China), and Latin America.

Cibus' Secondary Program – Sustainable Ingredients

Alongside its Rice program, Cibus also continues to advance its sustainable ingredients program, including lauric oils and bio fragrance products, the development of which is currently partially partner-funded and/or supported by a consumer-packaged goods partner. The bio fragrance work, using novel yeast genetics and fermentation, provides the fragrance industry with a bio-based natural alternative to expensive natural extractions, such as bio-rose fragrances, which are currently extracted directly from rose petals. Sustainable ingredients are also increasingly sought after as customers look for natural alternatives to synthetic fragrance products. The Company believes its technologies could provide a viable commercial path to these alternatives.

Cibus' Gene Editing Opportunity Programs

The Company retains the rights to the remainder of its productivity trait portfolio and will opportunistically pursue partner-funded projects in such traits until such time as the Company's capital resources are sufficient to efficiently support a more robust development effort. Cibus believes this opportunity program could be accelerated as global regulatory policies start to mature. For example, the latest European Union (EU) legislative process created enhanced interest in how gene editing in plant agriculture could deliver important plant genetic traits to major crops. The Company's development activities to date, such as in-process greenhouse trials, will continue through completion as we share these opportunities with global seed companies.

Streamlining an Evolving Business

In June 2025, building on efficiencies from previous restructuring initiatives, the Company announced further streamlining of its operational focus to preserve capital resources and concentrate its working capital expenditures on the commercial advancement of the Company's weed management traits for Rice. On July 21, 2025, the Board of Directors of Cibus (Board) approved a reduction in workforce of approximately 34 full-time employees as a pivotal step in implementing the Company's streamlined business focus. The Company completed this reduction in workforce as of December 31, 2025. On March 12, 2026, in furtherance of the Company's Board-approved streamlining efforts, the Company conducted an additional reduction in workforce of 15 full-time employees, effective as of March 13, 2026. The Company estimates that it will incur approximately $0.4 million of one-time cash payments in the first quarter of 2026, of which approximately $0.3 million is related to accrued vacation and approximately $0.1 million is related to one-time severance expense. In addition, the Company estimates, based on Cibus' closing stock price on March 13, 2026, one-time non-cash stock compensation expense of approximately $0.5 million related to accelerated stock awards in the first quarter of 2026. The Company expects its cost reduction measures, including streamlining staff and closing certain non-core facilities, to lower annual net cash usage to approximately $30.0 million or less during the course of 2026. Cibus anticipates that such efforts will contribute toward improved cash flow and financial stability. The Company is in the process of completing the consolidation of its core operations to San Diego, CA while prioritizing resources toward advancing its Rice programs and completing ongoing non-Rice activities, while deferring non-partner-funded activities outside of Rice, such as field testing.

Crop Access & Royalty Targets and Opportunities

The table below summarizes Cibus' current beliefs and estimates regarding crop access and royalty targets and opportunities for its priority and opportunity programs. These statements represent forward-looking statements and their achievement is subject to numerous risks and uncertainties. See "*Cautionary Note Regarding Forward-Looking Statements.*"

Crop	Trait	Target Initial Commercial Launch Date [1]	Principal Geographies	Estimated Trait Fees (per acre per Year) [2]	Estimated Cibus Peak Addressable Acres [3]	Estimated Potential Annual Addressable Royalties [4]
Rice	Weed Management (HT)	2027 - 2028	United States & Latin America	$30 - $50	5 - 7 million	>$200 million
		2030	Asia (excluding China)	$2 - $3	60 million	$150 million
		2030 - 2032	India	~$2	120 million	$240 million
Canola [5]	Pod Shatter Reduction	2028	North America, Europe [7] & Australia	$5 - $7	7 million [6]	$35 million
	Weed Management (HT)	2028		$5	20 million	$100 million
	Sclerotinia Resistance	2029		$10 - $15	30 million	>$300 million
Soybean [5]	Weed Management (HT)	2030	United States & Latin America	$5 - $12	75 million	$375 million
	Sclerotinia Resistance	2031		$10 - $15	50 million	>$500 million

_____

(1) Represents management's estimated first commercial launch timing for a specific Cibus trait in one geography.

(2) "Trait Fees" represent management's assumption regarding the potential per acre fee that Cibus may receive in respect of the applicable trait, taking into account available market information regarding competitors' current trait fees as well as assumptions regarding competition, trait relevance and trait value in specific geographies and potential savings to farmers, switching costs, and various other factors. Because *Sclerotinia* resistance is expected to be the first commercial disease trait, there are no directly comparable trait fee reference points. Management estimates that the *Sclerotinia* resistance Trait Fee will generally align with the relevant cost of fungicide applications, which are an alternative method to manage disease. For the remaining Trait Fees, management also takes into account comparable trait fees currently payable in respect of seeds containing existing commercial traits. Actual Annual Addressable Royalties, if any, could be materially different than those expressed, implied, or anticipated by the estimates presented.

(3) "Peak Addressable Acres" represent management's estimate of the number of total acres for the specified geography on which seed with the specified Cibus trait is anticipated to be planted at peak, which is based on industry sources or references regarding the need for a specific trait in the specific crop and geography or specific jurisdiction, taking into account assumptions about competition, trait relevance, switching costs and adoption timeframes, and various other factors. Peak planting would generally be projected to occur several years after commercial availability of seed containing the applicable trait. Accordingly, such acreage should be considered illustrative.

(4) "Potential Annual Addressable Royalties" represents (i) management's estimates of Peak Addressable Acres, multiplied by (ii) management's estimate of the Trait Fee for the specific trait for a specific crop in a specific geography. These figures are calculated based on management estimates and assumptions, which are based on industry references and estimates of key data, such as the number of acres or percentage of total acres for which the trait would be relevant or where the applicable crop is impacted such that it would benefit from a specific trait. In each crop for each trait, the Peak Addressable Acres may vary widely based on the trait, crop, geography, or need. Cibus' estimates of potential target market royalties also serves as the Company's estimate of its peak sales for the specific trait and specific crop. This peak would generally be projected to occur several years after commercial availability of seed containing the applicable trait. Accordingly, such calculations should be considered illustrative.

(5) Subject to partner funding.

(6) Pod Shatter Reduction could also be expanded to include Latin America.

(7) The trilogue negotiations on New Genomic Techniques (NGT) in the EU positively concluded in December 2025, marking a crucial advancement toward formal approval of new NGT legislation in the EU. The agreement reflects a framework for the development and growing of gene edited plants that are equivalent to those produced through conventional breeding. Once adopted and implemented, the framework will create two pathways for NGT plants: Category 1 Plants, which are NGT plants that could also occur naturally or through conventional breeding (excluding plants with certain excluded traits, such as herbicide tolerance traits), will be treated like conventional plants and exempted from the requirements of the EU's GMO legislation. For all other plants, including plants with herbicide tolerance traits, the requirements of the current GMO legislation would apply. Accordingly, access to European acres with respect to Cibus' weed management (HT) traits is expected to be constrained.

The table below summarizes the current development status of the traits for Cibus' priority Rice program and most advanced opportunity programs:

Crop	Trait	Successful Edits	Successful Greenhouse Trials	Successful Field Trials
Rice	Weed Management (HT)	Yes	Yes	Yes
Canola [1]	Pod Shatter Reduction	Yes	Yes	Yes
	Weed Management (HT)	Yes	Yes	Yes
	Sclerotinia Resistance	Yes	Yes	Yes
Soybean [1]	Weed Management (HT)	Yes [2]	Progressing	Progressing
	Sclerotinia Resistance	Progressing	Progressing	Progressing

_____

(1) Subject to partner funding.
(2) Cibus has successfully edited a Soybean cell with edits associated with an HT trait, at an efficiency to enable further development toward a Soybean platform.

Cibus' Technologies

Cibus' patented **RTDS** is its core technology platform. It is the underlying technology for Cibus' Trait Machine™ process, providing a scalable, standardized end-to-end, semi-automated, high-throughput gene editing system that directly edits seed companies' elite germplasm. It is a time bound, reproducible, and predictable science-based breeding process that provides the speed, precision, and scale to develop a new class of high value productivity traits that is the promise of gene editing. The **RTDS** can accelerate a plant breeding system, leading to a more industrialized approach to traits like its Rice HT traits, which provide farmers with novel weed management solutions to increase their productivity. Over 500 patents or patents pending cover **RTDS** and many of the Company's gene edited traits.

Gene edited traits are importantly distinguishable from traits developed with GMO technologies, which involve the integration of foreign DNA, or transgenic material, into the plant genome. While GMO technologies enabled major improvements in farming productivity, they have faced regulatory and adoption headwinds because of their use of foreign DNA, or transgenic material. For example, in the EU, both cultivation and import of GMO traits has been heavily restricted. Numerous regulatory agencies in the Americas, including the United States, Canada, Argentina, Chile, and Ecuador, and across the globe, including the United Kingdom and in Africa and Southeast Asia, have confirmed that Cibus' **RTDS**-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets.

Regulatory Landscape

The Company continues to see progress towards the acceptance of gene editing technologies that are fundamentally changing the commercial landscape and the opportunity set for innovators such as Cibus. Broad regulatory policy advancement, combined with several recent positive regulatory determinations and ongoing approvals within existing regulatory frameworks across North and South America, and continued regulatory clarity in India and parts of Asia are creating a foundation for global market access for gene edited traits in crops. These regulatory developments across multiple geographies significantly strengthen the commercial opportunity for Cibus' trait pipeline and serve as important catalysts for its business. For additional detail regarding applicable government regulations, see "*Government Regulations and Product Approval.*"

United States Regulatory Progress

The Company achieved a historic milestone when the California Rice Commission's Rice Certification Committee approved Cibus' field research proposal on February 26, 2025, marking the first authorization for planting gene edited Rice in California. In addition, in April 2025, United States Department of Agriculture's (USDA) Animal & Plant Health Inspection Service (APHIS) (USDA-APHIS) designated three of Cibus' Canola traits as not regulated under USDA biotechnology regulations (7 CFR Part 340), including both its improved weed management (HT2 herbicide tolerance trait) and two additional plant disease resistance traits. These regulatory decisions address a key commercialization hurdle in the United States and bring the total number of USDA-APHIS positive determinations on Cibus technologies to 17. Additionally, Cibus obtained permission from USDA-APHIS to expand rice product development at its headquarters in San Diego, supporting the consolidation of the Company's Rice program and the wind-down of operations at its Roseville, Minnesota facility.

In February 2024, the Food and Drug Administration (FDA) published Guidance for Industry: Foods Derived from Plants Produced Using Genome Editing. The guidance clarified FDA's position with respect to gene edited traits and provides two pathways for voluntary pre-market review. In general, traits that do not alter nutritional composition, safety, or use of the plant qualify for a streamlined review process with the FDA, referred to as a "pre-market meeting". Others would be required to pursue the traditional consultation pathway for GMO traits that is currently in place today. In 2025, the Company successfully completed three pre-market meetings with the FDA, one for its pod shatter reduction (PSR) trait in canola and two for its herbicide tolerance traits in rice (HT1 and HT3).

These regulatory developments with respect to Cibus' trait products reiterates the favorable regulatory treatment for *RTDS* precision gene editing technologies in the United States.

Latin America Regulatory Progress

In April 2025, the Company secured a positive regulatory development in Ecuador related to Cibus' HT1 and HT3 traits in Rice. The Ministry of Agriculture and Livestock in Ecuador determined that Cibus' HT1 and HT3 traits in Rice are equivalent to those developed through conventional breeding and subject to the same regulations as conventional seed in accordance with the provisions of the Organic Law of Agrobiodiversity, Seeds, and Promotion of Sustainable Agriculture and its Regulations (LOASFAS). This determination was important since Ecuador strictly prohibits the commercial planting of transgenic, or GMO, crops, reinforcing the Company's view that the global regulatory environment is increasingly supportive of its gene editing technologies.

Europe Regulatory Progress

On March 14, 2025, EU member states endorsed the EU Council's (Council) negotiating mandate on the regulation of plants obtained by New Genomic Techniques (NGTs). This important advancement enabled the Council to engage in 3-way discussions (known as trilogue discussions) with the EU Parliament and the European Commission to agree on the final text of the legislation to be proposed for final adoption.

The trilogue was a highly iterative process involving detailed committee work streams and negotiations among individual member countries, the EU Parliament, and the European Commission. The Polish Member State led these discussions and made important progress before handing off to the Danish leadership on June 30, 2025.

In December 2025, EU officials reached political agreement and the trilogue negotiations on NGTs concluded successfully. As noted in a press release from the Council, the agreement reflects the original intent of the European Commission's proposal to provide a framework for the development and growing of gene edited plants and addresses key aspects regarding intellectual property and access to seed.

The trilogue agreement would establish a framework for the development and growing of gene edited plants that are equivalent to those produced through conventional breeding. Once adopted and implemented, the framework will create two pathways for NGT plants:

Category 1 Plants are NGT plants that could also occur naturally or through conventional breeding, excluding plants with certain excluded traits (such as herbicide tolerance traits). Category 1 plants will be treated like conventional plants and exempted from the requirements of the EU's GMO legislation. Category 2 plants include all other plants, including plants with herbicide tolerance traits, for which the requirements of the current GMO legislation would apply. Accordingly, access to planting on European planted acres with respect to Cibus' weed management (HT) traits is expected to be constrained.

Under the framework, seeds and plant reproductive material from Category 1 plants must be labeled to ensure traceability. However, consumer products derived from Category 1 plants will not require labeling. NGT plants will continue to be excluded from organic production under EU organic rules.

The framework includes significant provisions regarding patents and seed access. Applicants seeking to register Category 1 plants must disclose all existing or pending patents, and this information must be included in a publicly available database. A new expert group comprised of EU member state experts, the European Patent Office, and the Community Plant Variety Office will be created to examine the effect of patents on NGT plants.

EU member states retain certain flexibility under the framework, including the ability to opt out of cultivation of Category 2 plants on their territory and may implement optional co-existence measures.

The agreed legislative text outlining a framework for NGTs in the EU has now been advanced for endorsement by the Council and the EU Parliament to formalize adoption and initiate the administrative process of implementing regulations. The regulation is expected to be published in the Official Journal in 2026 and will start applying between one and two years after publication.

Assuming that the anticipated timeline for implementing regulations to be established in the EU holds, Cibus expects that the first Cibus traits could be grown without current restrictions imposed on GMOs as early as 2028, paving the way for full commercialization thereafter.

This trilogue agreement marks a crucial moment for Cibus and the wider agriculture community as it is the final step in advancing the EU's NGT legislation for endorsement by the EU Parliament and Council.

Europe represents approximately 100 million acres of cropping land opportunity when it comes to gene edited traits, as GMO traits have been heavily restricted preventing European farmers from accessing valuable trait technologies.

With this positive regulatory momentum, opportunity programs within Cibus' product pipeline aimed at addressing pressing agricultural challenges such as disease resistance and nitrogen use efficiency, among others, remain well positioned with the potential to provide European growers with new tools to increase on-farm productivity.

United Kingdom Regulatory Progress

The positive developments in the EU come on the heels of the United Kingdom's new regulatory framework for gene edited plants (referred to as Precision Bred Organisms (PBOs) in the United Kingdom) which went into effect on November 13, 2025. The United Kingdom completed the passage of secondary legislation on May 6, 2025. The Department for Environment, Food, and Rural Affairs (DEFRA) and the Food Standards Agency (FSA) have since published guidelines for industry. In January 2026, Cibus submitted its first regulatory filings for its PSR trait in winter oilseed rape (WOSR), which follows Cibus participation as a test case for the United Kingdom's new review process.

In anticipation of the EU implementing this PBO regulatory framework, Cibus has completed successful field trials in the United Kingdom for its advanced PSR trait in WOSR. The positive outcome of the EU negotiations justifies the Company's focus on the United Kingdom as a springboard for developing traits for the European market. This milestone provides Cibus and its partners with additional tailwinds with respect to identifying future opportunities in this important market. Classification as a PBO will reduce regulatory barriers and is expected to provide the Company and its partners with the ability to expand product development in the United Kingdom, positioning both to move quickly once the EU NGT regulatory framework is established.

India Regulatory Progress

In India, the regulatory environment combined with overall market demand for Rice seed companies positions India as a leading future market opportunity for Cibus. India's regulatory acceptance of gene editing is demonstrated by the recent first planting in the country of gene edited Rice varieties, which were developed by ICAR-Indian Institute of Rice Research (ICAR-IIRR) and ICAR-Indian Agricultural Research Institute (ICAR-IARI).

The Company believes evolving harmonization of regulatory frameworks will continue to open new market opportunities for gene editing technologies.

CIBUS' PRIORITY PROGRAMS:

Rice Herbicide Tolerance Traits (HT1 and HT3)

Rice herbicide tolerance is Cibus' primary priority pipeline trait and foundation for near-term revenue generation. Cibus successfully leveraged its *RTDS* technology platform and Trait Machine process in Rice and has developed two productivity traits to date. Historically, herbicide tolerance has posed challenges in Rice, while GMO herbicide tolerance traits (and associated herbicides) have been prevalent in other crops.

Cibus' two developed HT traits in Rice aim to improve value (economic returns) for growers and to generate near-term royalty revenue opportunities for Cibus.

The Rice herbicide tolerance traits HT1 and HT3 alone represent over $200.0 million in Estimated Potential Annual Royalty revenue across Cibus' initial target geographies in the United States and Latin America. These traits are progressing toward targeted initial launches in Latin America beginning in 2027 with expansion planned into the United States in 2028, which would generate initial royalty revenue and set the stage for further opportunities in the immense global Rice seed market.

As of the end of 2025, the Company has seven Rice partners in the United States and Latin America, now representing approximately 5 million to 7 million Estimated Cibus Peak Addressable Acres across two Rice herbicide tolerance traits, HT1 and HT3. The expansion of the customer base, including additional customers in Latin America, and recent initiation of efforts to position the Company for entry into Asian markets (excluding China), initially via India, showcases the commercial opportunities driven by the Company's technologies and the value proposition delivered to seed companies globally.

Latin American markets have historically lacked access to advanced weed management solutions in Rice, presenting a potentially transformative opportunity for Cibus to deliver significant value to farmers while building the commercial foundation ahead of Cibus' targeted launches in the United States and India. As of the end of 2025, the Company has five Rice partners in Latin America, including Interoc, Fedearroz, Centro Internacional de Agricultura Tropical (CIAT), which works with the Latin American Fund for Irrigated Rice (FLAR) and participates in the Hybrid Rice Consortium for Latin America (HIAAL), Semillano, and Semillas del Huila, important Colombian Rice seed companies.

In October 2025, the Company engaged strategic growth advisory firm, AgVayā, to develop a comprehensive strategy for establishing Cibus' access to seed companies in India. India is the world's second largest Rice producer and the world's largest exporter, with approximately 120 million acres under cultivation. With AgVayā, Cibus is focusing on enabling joint development and commercialization relationships for advanced herbicide and sustainability traits, creating opportunities for Indian Rice seed companies and public agencies to integrate cutting-edge gene editing solutions. The Company is targeting commercial launches in Asia, commencing with India, closer to 2030.



Sustainable Ingredients Opportunities (Including Biofragrances)

Cibus' sustainable ingredients program, which is partially partner-funded and/or supported, continues to serve as a complementary near-term revenue opportunity driver. Gene editing provides opportunities for the development of sustainable ingredients, which are increasingly attractive to multi-national companies seeking to achieve their carbon reduction or other sustainability goals.

In the third quarter of 2025, the Company achieved critical milestones with the successful completion of pre-commercial pilot runs for two biofragrance products, supporting expansion to commercial scale.

The biofragrance program, which uses yeast genetics and fermentation, demonstrates the versatility of core capabilities in creating value beyond crop productivity traits. The Company sees significant potential demand in the consumer packaged goods industry for bio-based fragrance products that can replace expensive natural extraction processes or less preferred synthetic alternatives. Management estimates the global fragrance market to be valued at over $65.0 billion, representing significant long-term opportunity.

For example, in early 2023, Cibus and Procter & Gamble (P&G), a leading multi-national consumer products company, entered into a collaboration to develop sustainable low carbon ingredients or materials that do not negatively impact the environment during production, use, or disposal. Under the terms of the agreement, P&G is partially funding and/or supporting a multi-year program to develop sustainable low carbon ingredients that help P&G advance its sustainability objectives.

CIBUS' OPPORTUNITY PROGRAMS: OPPORTUNISTIC, PARTNER-FUNDED PROJECTS

While strategically focused on priority near-term revenue drivers, the value built in Cibus' broader trait portfolio continues to generate meaningful interest that the Company is well-positioned to pursue through partnerships. The Company retains the rights to the remainder of its productivity trait portfolio and will opportunistically pursue partner-funded projects in such traits until such time as the Company's capital resources are sufficient to efficiently support a more robust development effort.

Sclerotinia Resistance

The *Sclerotinia* resistance program continues to have multi-crop potential and in Canola continues to attract substantial interest. Potential partners are particularly drawn to the multi-layered approach to durable disease resistance, an approach that addresses one of Canola's most persistent and costly challenges while offering growers a more sustainable solution. Bioassays for plants bearing two of the Company's modes of action demonstrate enhanced resistance. Cibus' *Sclerotinia* resistance trait has broader potential application to crops like Soybean.

Light Leaf Spot

In the United Kingdom, the Company has been selected as a key technology partner in the LLS-ERASED (Light Leaf Spot Enhancing Resistance and Reducing Susceptibility with Editing) research and development (R&D) project funded by DEFRA. This project highlights the potential benefits of gene editing for enabling crop improvement and innovation to the benefit of seed companies, growers, and consumers. Light Leaf Spot is the United Kingdom's most destructive oilseed rape disease and which cost growers an estimated £300.0 million in 2022 alone. A consortium of 12 industry and academic partners, including Cibus, aims to deliver high-yield varieties with durable disease resistance.

Canola

Canola was the first crop for which Cibus successfully implemented its **RTDS** technology platform and Trait Machine process. As a result, Canola was the first crop for which Cibus developed multiple productivity traits for a single crop platform. Cibus' developed productivity trait PSR in Canola and WOSR strengthens the sheath around the canola seeds, which is important to protect them against adverse impacts from high winds and extreme weather. Cibus' advanced productivity traits, *Sclerotinia* resistance and HT2 in Canola and WOSR, offer white mold disease resistance and broadleaf weed herbicide tolerance, respectively. As discussed above, *Sclerotinia* resistance in Canola continues to attract substantial interest.

Soybean

A Soybean platform represents a substantial long-term opportunity for Cibus, and Cibus continues to work toward the development of an operational Soybean platform. Having successfully edited Soybean cells for the HT2 trait in 2025, the Company has completed an important advancement toward demonstrating proof of concept in a market with an estimated 125 million accessible acres. The scale of this opportunity, combined with technical progress, continues to generate partnership interest.

Wheat

Cibus continues to seek appropriate partner-funded projects in Wheat with seed companies to develop productivity traits to address significant challenges, including disease resistance, nitrogen use efficiency, and low immune (gluten free) or allergy targets. Nitrogen (or nutrient) use efficiency is a need in many crops, but particularly for Wheat with its enormous, cultivated acreage. A nitrogen or nutrient use efficiency productivity trait would have the potential to materially reduce the carbon footprint of the crop while offering better yield with similar fertilization. Fungal diseases cause a significant economic impact in Wheat production with cereals representing the largest fungicide market. Development of disease resistance productivity traits in Wheat offers the promise of protecting yield potential while reducing fungicide use. Finally, Cibus' Wheat platform enables the potential development of improved Wheat quality productivity traits aimed at reducing or eliminating allergens such as gluten. Low immune and hypoallergenic characteristics in crops, such as wheat and peanuts respectively, for human consumption represent important sustainable ingredients opportunities with potentially high premiums given the scarcity of these value-added attributes.

Alfalfa

In 2025, the Company realized a commercial milestone with its altered lignin alfalfa program. The FDA completed its review of the altered lignin alfalfa trait, clearing the way for United States commercialization. The Company's seed company customer has divested their full alfalfa program to another seed company in the United States. This company is well positioned in the forage seed market in the United States and expected to continue their commercial effort to launch the first two commercial gene edited varieties in the next few years. This trait delivers compelling value by providing potentially improved digestibility for livestock while giving farmers greater harvest flexibility, essentially creating higher value alfalfa on the same acres with the same inputs.

While not a significant potential revenue driver as compared to the Company's priority programs, such as Rice and biofragrances, this Alfalfa partnership exemplifies the strategy of working with established seed companies to bring traits to market efficiently while generating alternative revenue streams for Cibus.

Other Platforms

In addition to the above programs, Cibus maintains previously established crop platforms in Cassava, Flax, Peanut, Potato, and Sugar Beet.

CIBUS' PROCESS: THE TRAIT MACHINE PROCESS

The key to the Company's operational and commercial model is its Trait Machine process. It is based on crop specific trait editing platforms using Cibus' **RTDS** technology platform. A crop-specific platform means that the specific Trait Machine process is based on crop-specific single cell models that can grow into a plant after being edited. Once developed, in the specific crop, Cibus is able to edit directly in a customer's elite germplasm and grow it into the customer's gene edited plant. This is what the Company means when it says that Cibus is able to operate as an extension of a customer's breeding program. This means that in any crop in which the Trait Machine process is operational, Cibus will be able to edit any trait in its pipeline directly into a customer's elite germplasm and transfer back the gene edited elite germplasm to the customer for commercialization. The Company seeks to add value by complementing the most elite germplasm from any seed company's breeding operation with value added productivity and sustainability traits in order to enable and accelerate efficient commercialization regardless of crop, customer, or geography.

The Operational Model

Historically, trait development has been a crop-by-crop and trait-by-trait process. The Company believes that gene editing fundamentally improves trait development because of the increased scale, scope, and speed enabled through these technologies. This is why the Cibus operational model differs from pre-gene editing models. In Cibus' Trait Machine process, Cibus is not focused on a specific crop, but rather its focus is specific traits. The goal of Cibus' operational model is to develop important productivity and sustainability traits that are applicable to multiple crops with attractive economics.

The operational advantage of the Trait Machine process is that it is a standardized, end-to-end, semi-automated, high-throughput gene editing system that directly edits seed companies' elite germplasm. It is a time bound, reproducible, and predictable science-based breeding process. It provides the ability to prototype new traits and, once developed, the ability to materially accelerate the time to commercialize new traits. By materially changing the speed and accuracy to develop new traits, the Trait Machine process has the potential to revolutionize the business of trait development by increasing the speed and scale of prototyping new traits relative to conventional breeding. By working directly with a customer's elite germplasm, the Trait Machine process enables the introduction of high value productivity traits directly into a customer's market-ready varieties and parent lines, dramatically reducing the time to commercialization. Cibus refers to this new paradigm as industrializing breeding. This is the Company's vision for the Future of Breeding™ and its position in this new industry.

Cibus' Rapid Trait Development System™ — A combination of advanced gene editing technologies and complementary artificial intelligence (AI) tools:



| AI – discovery – trait identification of proprietary genetic edits* | Elite germplasm received from customer. | Edit using Cibus' Rapid Trait Development System (RTDS®). | Cell culture grow plants in the lab. Test and license. |

As of the date of this Annual Report, Cibus had operational crop platforms in Cassava, Canola, Flax, Peanut, Potato, Rice, Sugar Beet, and Wheat, and Cibus has used its Canola and Rice platforms to edit elite customer germplasm.

The Company continues to work diligently toward a fully operational Soybean platform, having successfully edited a Soybean cell with genetic changes associated with its HT2 trait and achieving sufficiently high editing rates that enabled expanded development.

Having a Trait Machine process for key major crops enables Cibus to introduce any of its current developed or advanced productivity traits or enable Cibus to prototype new traits for any customer in any of these platform crops in their elite germplasm. This is the scale and breadth of trait development enabled by the Trait Machine process.

The Commercial Model

Cibus' commercial model involves future development of commercialization or license agreements under which it would receive royalty or license fees related to a seed company customer's sale of seed containing a Cibus developed productivity trait. Seed companies paying royalties for traits is a long-standing practice in agriculture, and is central to how major GMO-based traits have been commercialized. Cibus' commercial model is based on this practice. The trait provider is paid a royalty for every bag (unit) sold or each acre on which the traits are used. Virtually every seed has royalties owed to third parties for intellectual property associated with either the germplasm or the traits in that seed. In each case, the trait provider is not involved in seed bulk-up or launch once a trait is transferred to the seed company.

The agricultural trait business is driven by three factors: type of trait, addressable acreage, and trait fees. Productivity traits are very valuable to farmers, with the actual trait fee for a given trait for a given crop being based on the economics of the trait in a given crop and geography. Increased productivity means higher yields and/or lower costs. Trait fees are then divided between the trait company, the seed company, and in cases of herbicide tolerance with the herbicide and chemistry provider, depending on the type of trait, value, and intellectual property protection.

To put the model in context, consider that GMO-based traits are generally aimed at addressing weed control and insect resistance. Each of these trait groups has been incorporated in over five different major crops and planted on over 300 million acres and generating a total of approximately $8.0 billion in trait fees per year. The annual royalties associated with the Bt trait are estimated by AgBioInvestor to be approximately $4.0 billion. It is estimated by AgBioInvestor that the GMO-based weed management traits are also planted on over 300 million acres and earn annual trait fees of approximately $4.0 billion.

In analyzing potential Trait Fees, management takes into account available market information regarding competitors' current trait fees as well as assumptions regarding competition, trait relevance and trait value in specific geographies and potential savings to farmers, switching costs, and various other factors. Because *Sclerotinia* resistance is expected to be the first commercial disease trait, there are no directly comparable trait fee reference points. Management estimates that the *Sclerotinia* resistance Trait Fee will generally align with the relevant cost of fungicide applications, which are an alternative method to manage disease. With respect to *Sclerotinia* resistance, management also considers economic similarities to the Bt trait, a GMO trait that is used to control insects. For the remaining Trait Fees, management also takes into account comparable trait fees currently payable in respect of seeds containing existing commercial traits. Actual Annual Addressable Royalties, if any, could be materially different than those expressed, implied, or anticipated by the estimates presented.

Based on the underlying positive economics of the Bt trait, it is estimated by AgBioInvestor that the average trait fee paid by farmers for the Bt traits is $10-$20 per acre, with aggregate trait fees estimated at approximately $2.6 billion in corn, $0.7 billion in cotton, and $0.5 billion in soy. At this price, it is also estimated that the Bt trait is incorporated in the genetics of seeds that are planted on over 300 million acres.

In addition to its core trait licensing and royalty model, Cibus is exploring alternative customer partnership and other economic arrangements, particularly in opportunity-rich markets like India, Asia (outside of China), and Latin America.

The Breeding Challenge that the Trait Machine Process Addresses

Historically, the introduction of desirable traits in plants was achieved by major seed companies using conventional breeding or by employing transgenic processes. Both conventional breeding and transgenic bioengineering require substantial development time frames. According to a 2022 study from AgBioInvestor, the average time to bring a biotechnology-derived genetic trait to the point of commercialization in 2017-2022 was approximately 12-16 years at a cost of $115.0 million. Conventional breeding techniques, on the other hand, can require approximately 12-15 years. Further, for transgenic techniques, the integration of recombinant DNA typically results in seeds being classified as genetically engineered or bioengineered producing GMOs that are subject to significant regulation.


"Nature Identical" Traits
Traits indistinguishable from nature (or breeding).
Bio-Mfg. Standards
Pharma Standard Quality Control & Assurance
Conventional Breeding
Lengthy & Random
The Trait Machine™
Timebound & Predictable
RTDS®

Cibus views gene editing as an extension of plant breeding. The Trait Machine process builds on gene editing technologies as a supplement to conventional breeding. It offers a standardized, automated approach that makes the same changes as conventional breeding but more accurately and efficiently, and in a time bound, reproducible, and predictable way. In addition, it has the ability to develop complex traits that are difficult to achieve using conventional breeding. The Trait Machine process introduces high value productivity traits directly into a customer's market-ready varieties or parent lines in a process that takes on average 3 to 5 years, which shows the potential to transform a historically lengthy and random conventional breeding process. By working directly with a customer's elite germplasm, the Trait Machine process accelerates the time to market for developed traits.

Critically, the Trait Machine process results in gene edits that are indistinguishable from genetic changes that could occur from conventional breeding or that could occur in nature. As a result, regulatory frameworks around the world are increasingly regulating gene edited traits on a similar basis as traits from conventional breeding. The United States, Canada, and important agricultural countries in South America, along with other countries have already determined not to treat traits from ***RTDS*** as GMO or to treat them on the same basis as conventionally bred traits. Each of Cibus' three developed productivity traits and its two advanced productivity traits have been determined not to be regulated articles under applicable USDA standards. There are several important countries or regions, including the EU, that are considering similar regulations to treat gene editing differently than GMO technology (i.e., to treat gene editing on the same basis as conventional breeding).

CIBUS' TECHNOLOGY: WHAT CIBUS EDITS

Background

At the heart of Cibus' Trait Machine process is ***RTDS***, which is a suite of technologies that enable Cibus to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant.

Differences in DNA sequences, many of which are variations in one or a few single base pair(s) (letter(s)) in a DNA sequence, underlie some of the most important traits in plants. These variations can be targeted by gene editing, leading to these important traits in crops.

Plant biologists have recognized that Cibus is in the "genomics information age." Across the plant kingdom, plants show enormous diversity driven by the enormous differences in their genome sequences – the plant's "software." Their genome sequence drives all the characteristics (traits) that define each plant, crop, and variety of a crop. In truly understanding this diversity, and the genome sequences that underlie that diversity, one can leverage these characteristics across plants. Cibus is focused on both understanding this diversity and on leveraging this diversity to improve farmer productivity and to develop sustainable ingredients. Trait platforms are cases where differences in DNA sequences that result in these desired traits are leveraged across multiple crops.

Over the Company's history, Cibus has accessed the sequences of thousands of genomes (and fragments thereof) allowing it to analyze, classify, and catalog plant DNA sequences. Analysis using comparative genomics allows the Company's scientists to understand and associate those sequences with important plant traits. Cibus has a team of informatics specialists that use computational biology using the Company's systems approach to plant genetic data to identify key sequence differences in targets that represent potential candidates or components for its traits. In some cases, the Company's efforts are complemented with external AI partnerships. This computational biology analysis can also identify multiple genes and gene edits that influence important traits. These traits include improving plants to address the increase in diseases, to manage the increased challenges of weeds, insects, and pests, and to adapt to less water or increased temperatures. For many traits in the Company's pipeline, Cibus combines computational prediction with hypothesis testing in the laboratory to explore sequence differences in potential targets (genes/loci) to iterate to a list of preferred edits to assess in crops. These discovery efforts are often performed in a variety of microbial hosts. The Company's long discovery history has enabled sequence changes in microbial assays to be correlated with precise edit performance in plants. By knowing exactly which genes, or edits to those genes, contribute to specific characteristics of a plant, Cibus can rapidly deploy its gene editing capabilities to obtain plant traits to improve farmer productivity and to develop sustainable ingredients.

The Benefit of using Elite Germplasm to Edit

Cibus' ability to perform direct editing in elite genetics allows seed company plant breeders to rapidly incorporate these new traits into commercial lines (varieties) or parents for hybrid seed. Increased speed of breeding is of paramount importance for follow on speed to market. Traditionally, trait development and farmer access to seed innovation has been a very slow process. ***RTDS*** enables Cibus' partners to accelerate this process.

Accelerating Trait Development Increases Scale

Important to Cibus' seed company customers is the potential to add traits to many of their elite germplasms. Cibus' technologies allow plant breeders to incorporate Cibus' productivity traits into the often-large breeding populations at a stage that is close to full commercialization. Scaling trait development using ***RTDS*** is unique to Cibus. Once Cibus has established this process flow as a predictable, reproducible progression, the ***RTDS***-developed "crop platform" is complete and can effectively function as an automated Trait Machine process, which allows for the rapid and efficient production of customizable crops with multiple stacked traits.

Cibus Proprietary *RTDS* Trait Machine

RTDS (Rapid Trait Development System) is a family of gene-editing technologies that precisely and efficiently produces value-enhancing, non-transgenic plant traits

WE START WITH ELITE GENETICS	**ISOLATE A SINGLE PLANT CELL**	**CHOOSE DESIRED TRAITS / STACK MULTIPLE TRAITS**	**REGENERATE SINGLE CELL INTO WHOLE PLANT WITH DESIRED TRAITS**
			
Tremendous flexibility to develop traits in the most elite starting genetics	*Significant cell culture know-how*	*Patented technology allows for very precise edits*	*Less than 5 years and less than $10 million for entire trait development process*

CIBUS' TECHNOLOGY: HOW CIBUS EDITS

Background

A key component of *RTDS* is oligonucleotides which edit specific targeted bases within the genome. In some cases, Cibus combines these powerful oligonucleotides with DNA-breaking reagents, such as CRISPR-Cas9, to enhance the efficiency and precision of *RTDS*.

Another key component of *RTDS* is Cibus' proprietary cell culture expertise. Gene edits introduced into a single plant cell are only commercially viable if they can be cultured and regenerated into whole plants having the desired trait. Cibus' proprietary cell culture expertise enables it to regenerate and grow an entire plant with the desired traits introduced by its targeted edits.

Once Cibus has identified which genes to edit, *RTDS* can operate within the genome, such as through an Oligonucleotide Directed Mutagenesis (ODM) technique. The first application of ODM as a gene editing technique in plants occurred over 20 years ago, when researchers, including Cibus' Interim Chief Executive Officer, President, and Chief Operating Officer, Dr. Peter Beetham, were able to edit plant cells to become resistant to sulfonylurea herbicides. Following this breakthrough, modified plant cells were cultured and regenerated into whole plants that produced progeny with heritable and stable gene mutations for this herbicide tolerance trait.

Cibus believes that it has been at the forefront of continuously improving the efficiency of gene editing and subsequent cell culture processes, which have made *RTDS* increasingly faster and more efficient.

RTDS Gene Editing Process—GRONs are Chemically Synthesized Directed Mutagens

Cibus' *RTDS* can effect ODM using a carefully designed oligonucleotide, which Cibus refers to as the Gene Repair OligoNucleotide (GRON). The GRON is a chemically-engineered combination of DNA and modified nucleotides and other end-protective chemistries, the structure of which is carefully and purposefully designed.

Validating the non-transgenic nature of Cibus' *RTDS*, the GRON is blocked from undergoing recombination (or insertion) with the plant DNA by its end-protective chemical structure. A GRON contains no biologically derived material; it is produced with an automated chemical synthesizer and purified like any other chemical mutagen. In addition, the GRON is formulated without the need for a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant DNA. As a result of this carefully designed structure, the GRON acts as a mutagen, and *RTDS* can serve as a targeted mutagenesis system, rather than a transgenic process.

To effect precision gene editing, the GRON contains carefully sequenced DNA building blocks, but is specifically designed to include a mismatch in one or a few base pairs compared to the target gene's DNA sequence. This genome sequencing and purposeful mismatch permits the GRON to act as a "DNA template" for the DNA sequence to be edited.

Mechanism of GRON Action

The GRON's DNA template operates by using the plant DNA's natural or inherent mismatch-repair system to effect a change.

Once inside the cell, the GRON is transported to the nucleus and based on the GRON's sequence design, binds with the specific DNA sequence targeted for editing—a process referred to as specific hybridization. However, in connection with this pairing, the designed mismatch between the GRON and the DNA sequence ensures that there is no correspondence between the GRON and the plant genome at the specific target site. Consequently, no binding occurs at this specific site. The cell detects this mismatch and signals the cell's natural repair system to change the gene's sequence in order to match the GRON template. The cell uses enzymes to remove the mismatched nucleotide or nucleotides from the plant's DNA sequence, and a new DNA sequence, which corresponds to the GRON DNA template, is resynthesized to correct the mismatch, thereby producing a continuous sequence using the cell's own source of nucleotides.

The ability of the GRON to specifically hybridize with great affinity to its target, and its resistance to premature degradation, allows the cellular gene-repair machinery time to locate and replace, insert, or delete the targeted DNA nucleotide(s) on both strands of the genomic DNA. When the DNA strands are corrected to the GRON's DNA sequence, the GRON is degraded by the cell's natural processes, and the gene functions under its natural control mechanisms.

Through the controlled and precise mode of action of ODM utilizing the GRON, random or excessive mutations are prevented.

ODM in Combination with Engineered Nucleases

The key to specific gene editing to truly edit genes requires the GRON. While significant and practical gene editing frequency is possible through ODM utilizing the GRON alone, various techniques can enhance the efficiency of the GRON's editing process. For example, Cibus' GRON has achieved significant gene editing efficiency improvements when combined with certain engineered nucleases designed to precisely introduce controlled DNA double-strand breaks. These engineered nucleases include meganucleases, zinc finger nucleases, TAL effector nucleases (TALENs), and clustered regularly interspaced short palindromic repeats (CRISPR)-associated endonuclease Cas9 (CRISPR-Cas9) systems. Cibus' *RTDS* technologies have been significantly enhanced where its GRONs are used to reliably and precisely target DNA sequence changes close to a cut site made by such DNA-breaking reagents.

GRON Mode of Action in Combination with CRISPR-Cas9

The following diagram depicts Cibus' *RTDS* process deploying the GRON in combination with a CRISPR-Cas9 DNA breaker:



GRON-Mediated Editing Process

1	2	3	4	5	6
Use directed nucleases (such as CRISPR / TALEN) to make a targeted cut in DNA sequence	GRON is paired with the plant DNA sequence. The pairing only occurs at the gene target region	The GRON induces or makes a mismatch with the plant' DNA sequence	The plant's native DNA repair enzymes recognize the mismatch and repair the plant's DNA using the GRON as a template	Gene-editing is complete, and the targeted gene has been repaired	Following the repair, the GRON is degraded by the cell's natural processes

A Non-Transgenic Process and Product

Until the advent of Cibus' *RTDS* technologies, the preponderance of commercial plant traits derived from biotechnology was based on transgenic products and processes. *RTDS* introduces a commercially viable, non-transgenic alternative.

The mode of action of ODM utilizing the GRON does not incorporate extra genes into the plant genome. Rather, the GRON functions only as a DNA template, guiding the plant to effect a change to its DNA with its own natural mechanisms. This is central to the design and structuring of the GRON, which uses end-protective chemical structures to prevent recombination with the plant's DNA. Moreover, GRONs contain no biologically derived material—they are produced with an automated chemical synthesizer and purified like any other chemical agent. As a result, the GRON operates solely as a traditional mutagen. Because the GRON is fully degraded by the cell's natural processes, the final trait products of Cibus' *RTDS* are indistinguishable from those that could occur in nature.

In addition, the GRON does not require a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant cell as part of the *RTDS* process. This enables the *RTDS* process to serve as a targeted mutagenesis system, rather than a transgenic process.

The Uniqueness of Cibus' Trait Machine Process

Cibus believes its Trait Machine process is unique in the following ways:

- It materially changes the scale and speed of trait development by changing the speed to precisely edit a specific trait in a plant. In so doing, it changes speed and scale with which a breeder can optimize the genetics associated with a specific trait.

- It materially changes the scale and speed at which traits can be commercialized because it edits directly into a customer's elite germplasm and is able to edit and transfer back a customer's entire crop product line that is market ready in a time bound, reproducible, and predictable manner.

It is able to do this because:

- It moves from single cell to regenerated whole plant possessing desired traits more quickly and efficiently than other analogous technologies;

- It uses elite genetic parental lines as the starting material for the gene editing process, making trait development and trait stacking more efficient;

- It is standardized, precise, reproducible, and automated, making trait development customizable and trait stacking efficient and rapid;

- It is scalable using newly acquired robotics and has been largely automated to further accelerate the trait development process; and

- It is non-transgenic, making it cost and speed advantaged in the growing number of markets where it is not subject to heightened GMO regulation.

MARKET AND INDUSTRY OVERVIEW: PLANT GENETICS, GENE EDITING, AND WHAT DIFFERENTIATES CIBUS

Background on the Plant Genetics Industry

Plant genetics is the study of genes, genetic variation, and heredity specifically in plants, seeds, or germplasm. Germplasm is the term used to describe the seeds, plants, or plant parts useful in plant breeding. The plant genetics industry consists of the activities, like breeding and genetics, that are focused on understanding and improving germplasm. Plant genetics for germplasm and traits are the core technologies in seeds and ultimately, the varieties and parental lines of seed companies. These technologies underpin the expected performance of a given seed and are the primary basis for competition in the seed business. These technologies are generally developed internally by seed companies, but they are often bought or licensed from third parties such as other seed companies or the many academic institutions that have large plant genetics programs.

Increasing yields, lowering costs, and making crop outcomes more predictable are the core targets of trait development programs. Each of these targets has a readily quantifiable economic basis for determining the trait value.

The targets addressed by early GMO-based traits were weed control and insect management. Each of these had a material impact on farming productivity and sustainability. The Bt trait (an early GMO trait for insect resistance) is an excellent example. It is used to control corn borers and is credited with materially increasing farming productivity both through improved yield and through material reduction in the use (and cost) of insecticides. A 2010 National Research Council study concurred that Bt crops led to reduced pesticide use and/or the use of pesticides with lower toxicity compared to those used on conventional crops.

Based on the underlying positive economics of the Bt trait, it is estimated by AgBioInvestor that the average trait fee paid by farmers for the Bt traits is $10-$20 per acre, with aggregate trait fees estimated at approximately $2.6 billion in corn, $0.7 billion in cotton, and $0.5 billion in soy. At this price, it is estimated that the Bt trait is incorporated in the genetics of seeds that are planted on over 300 million acres. The annual royalties associated with the Bt trait are estimated by AgBioInvestor to be approximately $4.0 billion. It is further estimated by AgBioInvestor that the GMO-based weed management traits are also planted on over 300 million acres and earn annual trait fees estimated to be approximately $4.0 billion.

Cibus believes that novel traits or genetic characteristics in seeds will continue to be the driving force of the plant genetics industry and the growth of the seed business. Given peak acres, there is increasing pressure on improved crop productivity to meet the growing demands for food and food security. The promise of the new gene editing industry is to be a key driver behind a new generation of plant traits that can meet the current and future challenges of farming, in general, and climate change, specifically.

Gene Editing

Gene editing in plants is essentially a tool used in plant breeding that can precisely and predictably introduce new traits or improve upon existing ones. Gene editing, like breeding, is the science of optimizing plant genetics to increase a plant's yield potential and to improve its ability to withstand challenges, such as climate change, diseases, and pests, as well as to deliver end-use characteristics such as nutritional quality or renewable plant-based ingredients. What differentiates gene editing from conventional breeding is that it makes deliberate edits in the existing DNA sequence of a plant as opposed to the lengthy and random conventional breeding process. The promise of gene editing is that it can change the scale and range of possible genetic solutions from breeding by its ability to make genetic changes in less time and more accurately. As challenges to farming sustainability increase with climate change, the ultimate promise of gene editing is that it can help meet those challenges with a timely and predictable process.

In addition, gene editing is an important tool in building genetic diversity needed to address climate resilience in crops. During the process through which wild species were domesticated into the crops we know today, genetic bottlenecks were encountered as a result of selecting traits such as bigger fruits and higher yields, while diversity was reduced for genetic traits like disease resistance. Gene editing is a breeding tool that can augment this lost diversity. Using the suite of technologies underlying *RTDS* and through the Company's understanding of the genetic and trait expression relationships, Cibus can apply gene editing to develop more diverse germplasm while eliminating these bottlenecks.

What Differentiates Cibus

Cibus' patented *RTDS* technology platform and its crop specific Trait Machine process differentiate Cibus in the plant genetics industry. Using *RTDS* technologies, Cibus developed the Trait Machine process: the first standardized, end-to-end, semi-automated, crop specific gene editing system that directly edits a seed company's elite germplasm. The Trait Machine process transforms the lengthy and random conventional breeding process into a time bound, reproducible, and predictable science-based breeding process. Cibus' trait products are non-transgenic in both process and product and are indistinguishable from plant traits developed using conventional breeding processes. Cibus believes that the Trait Machine process represents the technological breakthrough in plant breeding that is the ultimate promise of plant gene editing: the ability to change the scale and range of possible genetic solutions from breeding and to develop desired characteristics or traits with greater speed and accuracy. The Trait Machine process drives and differentiates Cibus' operational and commercial model.

INTELLECTUAL PROPERTY

Cibus is an innovator in precision gene editing. Cibus relies on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect its intellectual property rights. No single patent or trademark is material to its business.

Its proprietary technologies and trait product candidates are protected by more than 500 patents and patent applications worldwide across 26 patent families. The scope of such intellectual property protection depends on the laws of the local jurisdiction, which, in some jurisdictions, may provide less protection than the laws of the United States. Moreover, the duration of protection varies between different types of intellectual property rights. For instance, in the United States patents generally remain in force for 20 years from the filing of the patent application. Cibus' issued patents are expected to expire between 2027 and 2040. Cibus holds key patents and patent applications with respect to *RTDS* gene editing methods, its PSR trait, applications of its *RTDS* technologies, and products of its *RTDS* technologies. Cibus believes its patent portfolio provides Cibus with a significant competitive advantage and creates a barrier to entry for potential competitors. In addition, as of December 31, 2025, Cibus owned more than 30 trademark registrations and applications related to its products, product candidates, processes, and technologies. Cibus anticipates it will apply for additional patents and trademark registrations in the future as it develops new products, product candidates, processes, and technologies.

Cibus also relies on trade secrets to develop and maintain its proprietary position and protect aspects of its business that are not amenable to, or that Cibus does not consider appropriate for, patent protection. Cibus seeks to protect its proprietary technologies, in part, through confidentiality agreements with its employees, consultants, scientific advisors, contractors, and others with access to its proprietary information. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that its trade secrets will not otherwise become known or be independently discovered by its competitors.

In addition to its own intellectual property, Cibus has also entered into licensing arrangements pursuant to which Cibus licenses third party technologies and intellectual property. These are typically non-exclusive contracts for developing traits in plants.

GOVERNMENT REGULATIONS AND PRODUCT APPROVAL

Cibus plans to license its products globally into its key target agricultural markets, including those in the Americas, Europe, and Asia. Each region and/or country across these geographies has national statutes and regulations that govern the use of agriculture biotechnology, in food, feed, and environmental applications. While nearly all regions and/or countries have mechanisms to regulate GMOs, the regulatory environment for products of gene editing vary from country-to-country. Because GMO (transgenic) technologies involve the integration of foreign DNA into the plant genome, many countries have imposed severe restrictions and/or have implemented extensive risk assessment and authorization processes for these products. However, in recent years, there has been a significant effort globally to develop separate regulations for products of gene editing technologies that do not involve the integration of foreign DNA (transgenes) into commercial plant products. Generally, where such constructive gene editing regulations apply, the focus is on regulation of the product, not the process by which it was developed, and recognition of the genetic improvements conferred by these processes as equivalent to those that can be achieved through conventional plant breeding. As such, Cibus' initial product commercialization efforts with its customers are with respect to those jurisdictions which have or are developing gene editing regulations that Cibus believes will significantly reduce the adverse cost and competitive impacts of compliance.

Because traits developed through Cibus' ***RTDS*** platform are indistinguishable from traits that occur naturally or those developed through conventional breeding approaches, Cibus' productivity traits stand to benefit from this increasingly prevalent regulatory approach.

The Americas

Countries in North and South America have led efforts to modernize regulations in respect of gene editing. Both the United States and Canada have clarified the regulatory status for gene edited plants and certain countries across South America, including Brazil, Argentina, Colombia, Chile, Ecuador, Uruguay, Paraguay, and Peru, have aligned standards, which the Company believes demonstrates a positive trend towards a harmonized approach across key agricultural jurisdictions. While the process in each country varies, plant traits that have been developed without the introduction of foreign DNA, such as those developed by Cibus' ***RTDS*** technologies, are generally regulated similarly to those developed through conventional breeding. Importantly, Cibus has received regulatory opinions from jurisdictions in both North and South America confirming that certain early products of Cibus' ***RTDS*** technologies will be regulated in alignment with conventional breeding standards.

While many countries have updated regulations to distinguish between gene editing and GMO technology, others are still in the process of updating guidelines or may not have begun the process formally.

The United States of America

In the United States, the USDA, the FDA, and the Environmental Protection Agency (EPA) have a coordinated framework to regulate the application of biotechnology to agriculture through a system of environmental (and food/feed) laws and regulations.

Currently, transgenic technologies used in agriculture are overseen by USDA-APHIS. Under the Plant Protection Act (PPA), the USDA requires anyone who wishes to import, transport interstate, or plant a "regulated article" to apply for a permit or notify APHIS that the introduction will be made. Regulated articles are defined as any organism which has been altered or produced through genetic engineering which APHIS determines is a plant pest or has reason to believe is a plant pest. Applicable regulations identify specific groups of organisms which are, or contain, plant pests. Any genetically engineered organism composed of DNA from any of these listed groups is deemed a regulated article if it also meets the definition of a plant pest.

Cibus' ***RTDS*** technologies do not involve insertion or integration of foreign genetic material into plant DNA but result in site-specific mutations identical to those occurring in nature. The final product does not contain foreign genetic material. Consequently, both process and product are non-transgenic.

Under APHIS's "Am I Regulated" process, developers can submit a petition to APHIS requesting an agency determination that a developed plant is unlikely to pose a plant pest risk, and therefore, is not a "regulated article" and is not subject to APHIS' biotechnology regulations. If, upon the completion of the review, APHIS grants the petition, the product is no longer deemed a "regulated article" and the petitioner can commercialize the product, subject to any conditions set forth in the decision.

In 2004, APHIS informed Cibus in writing that products developed using ***RTDS*** are not subject to regulation under the PPA. Therefore, it was not necessary under USDA and APHIS regulations to file a notification to conduct a field trial or seek permission to commercialize a product created using those technologies. From time-to-time, Cibus may submit gene edited traits through the Am I Regulated process to re-confirm that subsequent generations of technology continue to not be "regulated articles" and not subject to APHIS' biotechnology regulations.

The 2020 SECURE Rule and Its Vacature

In June 2020, the Am I Regulated process was discontinued and was replaced with the Sustainable, Ecological, Consistent, Uniform, Responsible, Efficient (SECURE) Rule, which took effect on August 17, 2020. Under the SECURE rule, certain categories of modified plants were exempt from regulations because they could otherwise have been developed through conventional breeding techniques and thus were unlikely to pose an increased plant pest risk compared to conventionally bred plants. In addition, plants that had a plant-trait-mode of action combination that was the same as in a plant that had been determined by APHIS to be unlikely to pose a plant pest risk were exempt from the regulations. Under the SECURE rule, developers could request a confirmation from APHIS that a modified plant qualified for an exemption, with APHIS providing a written response within 120 days of receiving a sufficiently detailed request. However, on December 2, 2024, the United States District Court for the Northern District of California vacated the 2020 SECURE rule.

As a result, APHIS re-established the regulatory and non-regulatory processes under the pre-2020 framework, including pathways for authorizing regulated activities, commercializing products, and providing compliance oversight for products of biotechnology. In keeping with this approach, APHIS has restarted the Am I Regulated process and resumed issuing permits under that framework.

Cibus continues to work with the USDA with pipeline products as the regulatory framework evolves. There can be no guarantee that the governing regulations will not change further.

Other United States Regulatory Considerations

Further, some of Cibus' future products may be subject to FDA food product regulations or EPA environmental regulations. The FDA primarily derives its regulatory power from the Federal Food, Drug, and Cosmetic Act (FDCA).

The FDA's approach to the use of genome editing techniques to produce new plant varieties that are used for human or animal food has continued to evolve over time. In February 2024, the FDA issued final guidance titled "Foods Derived from Plants Produced Using Genome Editing," which clarifies the agency's regulatory approach for assessing the safety of foods intended for human or animal consumption derived from genome-edited plants. This guidance reaffirms that the FDA's risk-based approach for foods derived from new plant varieties also applies to foods from genome-edited plants. For products less likely to raise safety issues, the guidance introduces a simplified voluntary premarket meeting process, distinct from the traditional premarket consultation process. In May 2024, EPA, FDA, and USDA released a joint regulatory plan to update, streamline, and clarify their regulations and oversight mechanisms for biotechnology products under the Coordinated Framework for the Regulation of Biotechnology. The agencies identified five major focus areas: modified plants, modified animals, modified microorganisms, human drugs/biologics/medical devices, and cross-cutting issues. Implementation of the agencies' stated priorities may be subject to change, as FDA's leadership under the current presidential administration has frozen implementation of many new final regulations to allow review, creating uncertainty regarding regulatory direction. If the FDA or other agencies enact new regulations or policies with respect to gene edited plants, such policies could result in additional compliance costs and/or delay the commercialization of Cibus' product candidates.

In addition, it is also possible that some products, into which Cibus introduces novel disease-resistance traits, will be subject to EPA regulation. If the specific trait is deemed to meet the definition of a "pesticide" the EPA will regulate the distribution, sale, or use. The Biopesticides and Pollution Prevention Division (BPPD) of the Office of Pesticide Programs (OPP) under the Federal Insecticide, Fungicide, and Rodenticide Act (FIFRA) administers such regulatory oversight. This evaluation will determine the reasonable certainty that no harm from pesticide residues occurs in food and feed. Exemptions and tolerances are set by the FDCA. In addition, the EPA has the authority to register new herbicide uses. For traits that confer herbicide tolerance, label updates may be required prior to commercial launch.

Canada

Canada regulates genome-edited plants through a "product-based" approach rather than a "process-based" approach, where Canadian regulators focus on the characteristics and traits of the plant itself—not on how it was developed. Under this framework, a plant is subject to regulatory oversight if it qualifies as a "plant with novel traits" (PNT), which is defined as a plant where a new trait has been intentionally introduced that is both new to cultivated populations of the species in Canada and has the potential to have a significant negative environmental effect. If a plant meets only one of these criteria but not both, it does not trigger regulation as a PNT. The Canadian Food Inspection Agency (CFIA) assesses plants based on five environmental safety criteria: weediness potential, impacts of gene flow to related plants, plant pest potential, impacts on non-target organisms, and impacts on biodiversity. Importantly, based on scientific review, the CFIA has concluded that gene editing technologies do not present any unique or specifically identifiable environmental or human health safety concerns compared to conventional plant breeding methods like chemical or radiation-based mutagenesis.

From a practical standpoint, two categories of plants always require CFIA authorization before being released into the environment: (1) plants containing foreign DNA (i.e., DNA from genetic sources outside the plant species that cannot be introduced using conventional breeding), and (2) plants with a new commercially-viable herbicide tolerance trait. For gene edited plants, if the DNA encoding the gene editing machinery (such as CRISPR-Cas components) remains in the plant's genome and has not been removed through subsequent breeding and selection, the plant is considered to contain foreign DNA and requires authorization. For herbicide tolerant plants developed without foreign DNA, the CFIA offers a streamlined 60-day review process focused primarily on the herbicide tolerance management plan. Outside these two categories, the CFIA does not foresee significant negative environmental impacts from gene edited crop plants already grown in Canada and generally does not expect to receive authorization requests for such plants.

The responsibility for determining whether a plant qualifies as a PNT rests with the proponent (the developer, breeder, or owner), who must evaluate their plant against the environmental safety criteria and notify the CFIA if authorization is required. If a plant is not a PNT, no CFIA notification or authorization is needed, though the plant may still need to meet other regulatory requirements such as novel food approval from Health Canada, novel feed approval from the CFIA, or variety registration. Proponents can request advisory assistance from the CFIA's Plant Biosafety Office at any stage of development to confirm whether their product is considered novel.

Latin America

In Latin America, a number of countries including Ecuador, Argentina, Brazil, Chile, and Colombia have implemented specific regulations for gene editing. These key jurisdictions— Ecuador, Argentina, Brazil, Chile, and Colombia—have each adopted regulatory frameworks for gene edited plants that share a common foundational principle of distinguishing between traditional genetic engineering (which introduces foreign DNA) and newer breeding techniques like genome editing, where no foreign genetic material remains in the final product.

Argentina became a global pioneer in 2015 when it became the first country to establish explicit criteria determining that certain products obtained through genome editing are not classified as "living modified organisms" subject to traditional biotechnology regulations. Under Argentina's approach, codified in Resolution 21/21, the key question is whether a "novel combination of genetic material"—meaning the permanent insertion of foreign DNA sequences—is present in the final product. If a gene edited plant contains only insertions, deletions, nucleotide substitutions, or allele replacements without foreign DNA, it falls outside of agricultural biotechnology regulations and is treated as a conventional plant. Developers submit applications to Argentina's Coordination of Innovation and Biotechnology and CONABIA, which must provide a determination within 80 working days. This system applies to plants, animals, and microorganisms, and is explicitly designed to be flexible enough to accommodate future technologies rather than being limited to a specific list of techniques.

Brazil, Chile, and Colombia have followed Argentina's lead with similar product-based approaches. In Brazil, Normative Resolution 16 of 2018 establishes criteria for evaluating "Precision Breeding Innovation Techniques," exempting genome-edited products from regulation when no transgene is inserted into the final product. Brazil's National Technical Biosafety Commission (CTNBio) reviews applications on a case-by-case basis to determine whether a product meets these criteria. Chile became the second country after Argentina to implement a similar regulatory approach in 2017, with its Agricultural and Livestock Service (SAG) evaluating genome-edited products against existing biosafety regulations and excluding those not considered "Living Modified Organisms" from stricter controls. Colombia's Resolution 29291 of 2022 similarly creates a process whereby the Colombian Agricultural Institute (ICA) determines within 60 business days whether a genome-edited product should be classified as a living modified organism or regulated as a conventional product.

Europe

On March 14, 2025, EU member states endorsed the Council's negotiating mandate on the regulation of plants obtained by NGTs. This important advancement enabled trilogue discussions to agree on the final text of the legislation to be proposed for final adoption. The trilogue was a highly iterative process involving detailed committee work streams and negotiations among individual member countries, the EU Parliament, and the European Commission.

In December 2025, EU officials reached political agreement and the trilogue negotiations on NGTs concluded successfully. As noted in a press release from the Council, the agreement reflects the original intent of the European Commission's proposal to provide a framework for the development and growing of gene edited plants and addresses key aspects regarding intellectual property and access to seed. The trilogue agreement would establish a framework for the development and growing of gene edited plants that are equivalent to those produced through conventional breeding. Once adopted and implemented, the framework will create two pathways for NGT plants:

Category 1 Plants are NGT plants that could also occur naturally or through conventional breeding, excluding plants with certain excluded traits (such as herbicide tolerance traits). Category 1 plants will be treated like conventional plants and exempted from the requirements of the EU's GMO legislation. Category 2 plants include all other plants, including plants with herbicide tolerance traits, for which the requirements of the current, restrictive GMO legislation would apply. Accordingly, access to European planted acres with respect to Cibus' weed management (HT) traits is expected to be constrained.

The framework includes significant provisions regarding patents and seed access. Applicants seeking to register Category 1 plants must disclose all existing or pending patents, and this information must be included in a publicly available database. A new expert group comprised of EU member state experts, the European Patent Office, and the Community Plant Variety Office will be created to examine the effect of patents on NGT plants.

EU member states retain certain flexibility under the framework, including the ability to opt out of cultivation of Category 2 plants on their territory and may implement optional co-existence measures.

The agreed legislative text outlining a framework for NGTs in the EU has now been advanced for endorsement by the Council and the EU Parliament to formalize adoption and initiate the administrative process of implementing regulations. The regulation is expected to be published in the Official Journal in 2026 and will start applying between one to two years after publication.

The United Kingdom

On November 13, 2025, the United Kingdom's Genetic Technology (Precision Breeding) Regulations 2025 took effect, implementing the Genetic Technology (Precision Breeding) Act 2023 and establishing a new regulatory framework in England for gene edited plants. Under this framework, plants whose genetic modifications could have occurred naturally or through conventional breeding methods are classified as PBOs, and are subject to a streamlined approval process distinct from the more rigorous requirements previously applied to all genetically modified organisms under EU-derived regulations. Genetically edited plants that contain genes from other organisms or involve modifications that could not have been achieved through traditional breeding remain subject to the legacy GMO regulatory regime.

The PBO approval pathway involves a tiered process based on the intended use of the organism. To release a PBO, developers must submit a release notice to DEFRA describing the organism, the intended genetic alterations, and the techniques used. Prior to commercial sale, a marketing notice must be filed with information on both intended and unintended genetic changes, after which an advisory committee confirms the organism's PBO status. For PBOs intended for use in food or animal feed, developers must obtain a separate marketing authorization from the FSA. This application requires demonstration that the genetic modifications are not expected to adversely affect nutritional quality, increase toxicity, alter allergenicity, or otherwise compromise food or feed safety.

Asia

In Asia, a number of countries including India, Japan, Thailand, and the Philippines have implemented specific regulations for gene editing. Discussions and/or legislative processes are being initiated and/or moving forward in other Asian countries, albeit at a somewhat slower pace than the foregoing. While the process in each jurisdiction varies, the frameworks provide for reduced requirements and more streamlined reviews compared to what is currently required for GMOs.

These key jurisdictions—India, Japan, Thailand, and the Philippines—have each adopted regulatory frameworks for genome edited plants that share a common foundational principle of distinguishing between plants that contain foreign DNA and those that do not. In all four countries, genome edited plants that are free of foreign genetic material—meaning the final product contains only genetic changes that could theoretically occur through conventional breeding or natural mutation—are exempt from the more rigorous safety assessments that apply to traditional GMOs. India applies this distinction through its "SDN-1" and "SDN-2" categories for plants that undergo targeted DNA cuts without introducing foreign material, while Japan allows qualifying genome edited products to bypass full safety review in favor of a voluntary notification process. Thailand requires that the final product contain only genetic material from organisms capable of naturally breeding with each other, and the Philippines classifies products as non-GMO if they do not contain a "novel combination" of genetic material. This science-based approach reflects a broader regional trend toward enabling innovation in agricultural biotechnology while maintaining appropriate oversight.

While sharing fundamental principles, each country has developed its own procedural framework for evaluating and approving genome edited plants. India employs a two-tiered oversight system involving local Institutional Biosafety Committees and a national Review Committee on Genetic Manipulation, with researchers required to obtain certification confirming their plants are free of foreign DNA before moving them out of laboratory conditions. Japan divides regulatory responsibility between the Ministry of Agriculture, Forestry, and Fisheries for animal feed and environmental matters and the Ministry of Health, Labour, and Welfare for food products, both of which administer the streamlined notification process. Thailand's certification process is managed by its Department of Agriculture and involves review by an Agricultural Biosafety Evaluation Subcommittee before a final decision by the Agricultural Biosafety Committee, after which certified plants may be imported, cultivated, and exported. The Philippines routes applications through the Bureau of Plant Industry, which conducts a Technical Consultation for Evaluation and Determination and, for qualifying products, issues a Certificate of Non-Coverage confirming exemption from full GMO regulation while still requiring compliance with other standard requirements such as quarantine and varietal registration.

Overall Regulatory Trajectory

While Cibus views the overall trajectory of the regulatory landscape positively, as described above with respect to key jurisdictions, there are a number of headwinds, including lack of international regulatory policy harmonization for products of gene editing and organized and vocal opponents of modifying existing, restrictive regulatory frameworks. As global regulatory policy for products of gene editing technology is evolving quickly, policy developments and market trends will continue to be a key factor in Cibus' and Cibus' customers' ability to successfully commercialize traits from Cibus' ***RTDS*** technologies.

Signaling a favorable global trend, numerous regulatory agencies in the Americas, including the United States, Canada, Argentina, Chile, and Ecuador, and across the globe, including the United Kingdom and in Africa and Southeast Asia, have confirmed that Cibus' ***RTDS***-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. Below is a map graphically showing Cibus management's assessment of the global regulatory framework as of March 2026, compiled from information published by government authorities and industry associations including: International Seed Federation (ISF), CropLife International (CLI), American Seed Trade Association (ASTA), United States Department of Agriculture Foreign Agricultural Service (USDA FAS).

As used in the map, "Regulatory Policy in Place" means that gene edited crops are regulated more similarly to conventional crops and not GMOs, "Regulatory Policy Developments" means that ongoing research regulations are in development, but no current timeline or

regulatory guidance has been established, and "Policy Discussions Underway" means the regulatory status of gene editing of crops has not been favorably determined. Hash marks indicate countries with regulatory policy advanced or in place, with ongoing positive developments.


Canada
USA
Mexico
EU-27**
Switzerland
England
Wales, Scotland, Northern Ireland
Norway
Israel
Russia
Japan
Korea
China
Philippines
Thailand
Singapore
Indonesia
Australia
New Zealand
Honduras
Guatemala
El Salvador
Costa Rica
Colombia
Ecuador
Peru
Chile
Brazil
Paraguay
Uruguay
Argentina
Burkina Faso
Ghana
Nigeria
Zimbabwe
Eswatini
South Africa
India
Sudan
Ethiopia
Kenya
Malawi
Legend:
Regulatory Policy in Place*
Regulatory Policy Developments
Policy Discussions Underway

COMPETITION AND COMPETITIVE STRENGTHS

Competition

The market for agricultural productivity traits is highly competitive, and Cibus faces significant competition. The development of productivity traits are the primary target of plant breeding programs and a key basis of competition in the "seed and trait" business. These technologies underpin the expected performance of a given seed and are the primary basis for competition in the seed business. These technologies are generally developed internally by seed companies or academic institutions that have large programs, but they are often bought or licensed from third parties such as other seed companies or independent trait developers. The most likely competitors are likely to come from a relatively small number of major global agricultural chemical companies, including BASF, Bayer Crop Science, Corteva AgriScience, and Syngenta, smaller biotechnology research companies and institutions, including Inari Agriculture, Pairwise Plants, and academic institutions. The Company's major competitors in some instances may also be its customers. Many of the companies license out traits they have developed but sometimes they retain the rights for both competitive and technical reasons.

Many of Cibus' current or potential competitors, either alone or with their R&D or collaboration partners, have significantly greater financial resources and expertise in R&D, manufacturing, testing, and marketing approved products than Cibus does. Smaller or early-stage companies may also prove to be significant competitors, particularly through R&D and collaborative arrangements with large and established companies. These competitors also compete with Cibus in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, Cibus' programs.

Patents and proprietary technologies are important competitive barriers. In addition to patents that may exist on technology to develop traits, virtually all of the leading traits that are licensed or sublicensed from third parties have specific intellectual property on the trait itself. Cibus expects to have patents and proprietary technology associated with its productivity traits. For example, Cibus Global was issued a patent in 2022 for one of its developed productivity traits, PSR in Canola and WOSR. With patents, it is still possible for competition to develop the trait in other ways such as conventional breeding but gene editing patents should provide strong competitive barriers to other gene edited traits for the same genetic characteristics.

Competitive Strengths

Cibus believes that it is strategically well-positioned to develop innovative productivity traits and products with high value commercial applications. Cibus' ***RTDS*** technology platform and the Trait Machine process provide a significant competitive advantage in development and commercialization of new productivity traits.

Cibus expects that all of its productivity traits will be treated as gene edited, meaning they are developed without integrating foreign DNA in the process or in the product. This designation that the Company's productivity traits are not being regulated as GMO in many jurisdictions is an important competitive factor. The non-transgenic categorization of Cibus' productivity trait products in these key target markets provide Cibus with significant advantages. All five productivity traits in Cibus' pipeline have been determined not to be regulated articles through the USDA's Am I Regulated process.

Numerous regulatory agencies in the Americas, including the United States, Canada, Argentina, Chile, and Ecuador, and across the globe, including the United Kingdom and in Africa and Southeast Asia, have confirmed that Cibus' ***RTDS***-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. In addition, Cibus is able to bring gene edited germplasm to its customers quickly and at a low cost, in part because its products are not subject to the expensive and time consuming regulatory hurdles that apply to transgenic products.

The Trait Machine Process materially accelerates the time and ability to develop new productivity traits. Time to develop and time to commercialize productivity traits are important competitive factors. The ability of Cibus to collaborate with seed companies and edit directly into a their elite, or best, germplasm accelerates time to launch by enabling each new productivity trait to be quickly prototyped to confirm the commercial need and viability before scaling into elite germplasm from multiple customers. Cibus' products include five productivity traits, which those selected as its initial strategic focus are based on customer demand and the competitive position for each productivity trait once developed.

Capital-efficient and highly scalable business model. Cibus has a capital-efficient, low-cost, and highly scalable business model. Its productivity trait licensing strategy is based on Cibus' core strengths in R&D and trait development. Cibus will continue to focus on advancing its gene editing technologies toward developing plant traits for desired characteristics and largely intends to partner and license its productivity traits to leading seed companies who will manage plant breeding and commercialization. Focusing on trait development while leveraging Cibus' licensing partners' breeding and commercialization expertise, market presence, and geographic reach will reduce Cibus' expenses and allow Cibus to pursue diversified growth across crop and trait platforms.

Recognized as non-transgenic in key target markets due to Cibus' unique processes and products. Numerous regulatory agencies in the Americas, including the United States, Canada, Argentina, Chile, and Ecuador, and across the globe, including the United Kingdom and in Africa and Southeast Asia, have confirmed that Cibus' ***RTDS***-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. The non-transgenic categorization of Cibus' trait products in these key target markets provide Cibus with significant advantages. In particular, Cibus is able to bring its products to market quickly and at a low cost, in part because its products are not subject to the time consuming regulatory hurdles that apply to transgenic products.

Premier management team with broad expertise. Cibus' management and senior leadership team has more than 300 years of cumulative industry experience and brings broad knowledge across key areas of its business, including R&D, product marketing, patent royalty management, and regulatory compliance and oversight. Cibus' Interim Chief Executive Officer, President, and Chief Operating Officer, Dr. Peter Beetham, and its Chief Scientific Officer and Executive Vice President, Dr. Greg Gocal, are founding members of the management team and each played a key role in developing Cibus' business. Cibus' leadership has a significant track record of scientific breakthroughs, including the development of ***RTDS***, and product development at prestigious academic and research institutions and well-known agri-business companies.

EMPLOYEES AND HUMAN CAPITAL RESOURCES

As of December 31, 2025, Cibus had 118 full-time employees, including a total of 29 employees with Ph.D. degrees. Of these employees, approximately 89 employees are engaged in R&D, including trait development and production. None of Cibus' employees are represented by a labor union or collective bargaining agreement. The Company considers its relationship with its employees to be good.

Cibus views its employees as among its most valuable assets. Its ability to hire and retain highly skilled professionals remains a key element to its success in developing and licensing novel productivity traits and high value, low carbon ingredients. Cibus' human capital objectives are focused on identifying, recruiting, retaining, incentivizing, and integrating its existing and newly hired employees. Cibus strives to be equitable and inclusive. Cibus designs its compensation and benefit programs to help meet the needs of its employees, focusing on programs that promote well-being across all aspects of their lives, including healthcare, retirement planning, and paid time off. Cibus pays its employees competitively in line with Cibus' compensation philosophy, which includes paying employees at a rate consistent with an employee's position, knowledge, and skills. Cibus' use of equity incentive compensation is designed to attract, retain, and motivate its employees, consultants, and directors through the granting of equity-based compensation awards.

Cibus also strives to make the Company an inclusive, safe, and healthy workplace, with opportunities for each of its employees to grow and develop in their careers. Additionally, Cibus promotes opportunities for employees of all backgrounds and seeks to actively support, promote, and maintain a culture that fosters inclusion and diversity with respect to age, disability, gender identity or expression, ethnicity, military veteran status, national origin, race, religion, sexual orientation, and other backgrounds and experiences. Cibus has a highly matrixed team that fosters diversity in ideas and background with 57 percent of its employees holding advanced degrees and approximately half of its employees who are women. Cibus is committed to continuing to improve representation and diversity, while fostering a welcoming environment where everyone belongs.

The Company's dynamic culture has been developed over time by teams of employees who represent six major components of engagement:

- Team Building

- Diversity, Equity, and Inclusion

- Communications

- Wellness

- Social Events

- Safety Action

These components are important threads which weave through the Company's culture and encourage involvement and empowerment, while providing everyone with the ability to positively influence the work environment.

RESEARCH AND DEVELOPMENT

Cibus' R&D is involved in multiple aspects of platform and trait development. It is involved in building the crop-specific single cell platforms that are integral to the Trait Machine process. In addition, they are integral to the development and implementation of the *RTDS* and ODM gene editing technologies and the development building and implementation of the crop-specific platforms with the Trait Machine process. The team has technical expertise in genomics, genome engineering, molecular biology, biochemistry, genetics and genetic engineering, cell biology, plant physiology, plant breeding, and strain engineering. Cibus' R&D activities are conducted at both its San Diego, California and Roseville, Minnesota facilities. In the fourth quarter of 2025, the Company began to wind-down operations at its Roseville, Minnesota facility and the Company is currently working to sublease the facility in connection with the Company's previously announced streamlined business focus, prioritizing its nearest-term and currently funded commercial opportunities. Cibus has made, and will continue to make, substantial investments in R&D. Its R&D expenses were $44.2 million and $50.4 million for the years ended December 31, 2025, and 2024, respectively.

SEASONALITY

The agriculture industry is highly seasonal. The sale of plant and seed products is dependent upon growing and harvesting seasons, which vary from year-to-year and across geographies as a result of weather-related shifts in planting schedules and purchase patterns of farmers. Seasonality in the seed industry is expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability for Cibus' business and may be further impacted by climate change.

CORPORATE INFORMATION

Cibus, Inc. incorporated in Delaware on January 8, 2010. Cibus Global, LLC (Cibus Global), a Delaware limited liability company and a subsidiary of the Company, was formed on May 10, 2019. Prior to this, Cibus Global was organized as a British Virgin Islands company (Cibus Global, Ltd.), which was formed on September 11, 2008. The Company's principal executive offices are located at 6455 Nancy Ridge Drive, San Diego, California 92121, and its telephone number is (858) 450-0008. The Company also maintains a website at www.cibus.com. The information contained in, or that can be accessed through, its website is not part of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

The Company files or furnishes periodic reports and amendments thereto, including its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, proxy statements, and other information with the SEC. On the Company's website located at www.cibus.com, investors can obtain, free of charge, this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all other filings with the SEC as soon as reasonably practicable after it electronically files or furnishes such information with the SEC. Information contained on the Company's website is not incorporated into this Annual Report on Form 10-K. In addition, the SEC maintains a website that contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC. The website can be accessed at www.sec.gov.

Item 1A. Risk Factors.

This section includes a discussion of what the Company believes to be the material factors that make an investment in the Company speculative or risky and that could affect its business, operating results, financial condition, and future growth prospects or cause actual results to differ materially from those contained in forward-looking statements the Company has made or may make from time-to-time. In these circumstances, the market price of the Company's Class A Common Stock could decline, and you may lose all or part of your investment. Cibus cannot assure you that any of the events discussed below will not occur. Further, the risks described below are not the only risks the Company faces. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may occur or become material in the future. You should carefully consider these risk factors in connection with Part II, Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," the consolidated financials, and the other information in this Annual Report.

Risks Related to Cibus' Business and Operations

Cibus has incurred significant losses and anticipates that it will continue to incur significant losses for several years.

Cibus' business is currently primarily focused on R&D of plant gene editing and advancing its commercial strategies with seed company customers. While Cibus has established commercial relationships with seed company counterparties, it presently does not have any revenue generating commercial contract with such seed companies. Accordingly, the Company has only a limited operating history upon which to evaluate its business and long-term prospects.

Cibus has historically incurred net losses and had an accumulated deficit. Cibus anticipates that its expenses will increase substantially if it, directly or through partners, broadens its R&D activities with respect to additional crops and future productivity traits (including conducting requisite field trials for productivity trait validation) or pursues R&D activities in respect of sustainable ingredients products. Cibus' expenses will also increase as it continues to invest in scaling of its high-throughput semi-automated gene editing system, the Trait Machine; seeks to expand its operational footprint in light of evolving global regulatory regimes applicable to plant gene editing; actively maintains, protects, expands, and defends its intellectual property portfolio; and engages in other activities that may further the development of its business. Accordingly, Cibus expects to continue to incur significant expenses and operating losses for at least the next several years.

The amount of Cibus' future net losses will depend, in part, on the amount of its future operating expenses and the pace at which they are incurred, the satisfaction of its Royalty Liability (as defined herein) and its interest expense related thereto, and its ability to obtain funding through its licensing activities, through equity or debt financings, or through grants or partnerships.

As a result of its present lack of commercial revenue and significant expenses, Cibus has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the issuance date of the financial statements included with this Annual Report on Form 10-K.

Cibus' ability to continue as a going concern will depend on its ability to obtain additional financing in the near term.

As of December 31, 2025, Cibus had $9.9 million of cash and cash equivalents. Current liabilities were $16.9 million as of December 31, 2025.

In the absence of significant additional financing, there will likely continue to be substantial doubt about Cibus' ability to continue as a going concern. To finance Cibus' continued operations under its current business plan over the next 12 months, Cibus will need to raise additional capital. Such financing may not be available within Cibus' required timeframes, on acceptable terms, or at all. Furthermore, the Company's ability to raise additional capital may be limited by applicable SEC rules and Nasdaq shareholder approval requirements.

In light of the foregoing needs and constraints on the Company's capital resources, its Board of Directors will, together with its professional advisors, continue to evaluate a full range of strategic alternatives to maximize shareholder value, which may include potential equity or debt financing transactions, business combination transactions (including an acquisition or merger transaction), sales of assets, licensing, and other strategic transactions. Certain potential strategic transaction alternatives could (i) result in substantial additional dilution to existing stockholders, (ii) result in the issuance of securities with preferences over Cibus' existing Common Stock, (iii) subject the Company to covenants that impose operational restrictions, (iv) require it to relinquish potentially valuable rights to pipeline traits or proprietary technologies, (v) result in the granting of licenses on terms that are not favorable to the Company, or (vi) have a material adverse effect on the market price of the Class A Common Stock.

If Cibus fails to obtain substantial funding or consummate a strategic transaction in the next several months and is unable to continue as a going concern, it may be required to discontinue or delay one or more of its development programs or to wind-down its business through the initiation of bankruptcy proceedings. In the event of a wind-down, it is likely that holders of Cibus' Common Stock will lose all or part of their investment. If Cibus seeks additional financing to fund its business activities in the future and there is substantial doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to Cibus on commercially reasonable terms or at all.

Cibus faces significant competition and many of its competitors have substantially greater financial, technical, and other resources than Cibus does.

The markets in which Cibus operates are highly competitive, and Cibus faces significant competition in its business.

In agriculture, competition for improving plant genetics comes from traditional and advanced plant breeding techniques, as well as from the development of desirable plant traits through gene editing techniques. Competition for the discovery of new desirable traits based on biotechnology is likely to come from a relatively small number of major global agricultural chemical companies, smaller biotechnology research companies and institutions, and academic institutions. For improving crop yields, Cibus' traits compete as a system with other practices, including the application of crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. With respect to the development of sustainable ingredients, competition comes from traditional chemical and non-sustainable ingredients primarily produced by global health and nutrition companies, large international chemical companies, and companies specializing in specific products, such as flavor or fragrance ingredients, as well as from emerging alternatives produced from renewable sources, including fermentation and synthetic biology.

Many of Cibus' current or potential competitors, either alone or with their R&D or collaboration partners, have significantly greater financial resources and expertise in R&D, marketing, and licensing than Cibus does and invest substantial resources in ongoing R&D. Further, many competitors have well-developed networks for their products, including valuable historical relationships with potential customers that it is seeking to engage with. Smaller or early-stage companies may also prove to be significant competitors, particularly through R&D and collaborative arrangements with large and established companies. Competitors also compete with Cibus in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, Cibus' programs. Future mergers and acquisitions may result in a concentration of resources among an increasingly smaller number of competitors. In addition, large seed companies that Cibus intends as potential customers may seek to bring gene editing capabilities in-house, which may reduce the available customer pool for Cibus.

Cibus' ability to compete depends on its ability to anticipate market demands and responsively innovate in an efficient manner. At the heart of Cibus' innovation activities is its proprietary **RTDS** technologies. If Cibus' competitors are able to refine existing alternative gene editing technologies to be, or develop new gene editing technologies that are, superior to its **RTDS** technologies, Cibus may face reputational damage and a decline in the demand for its products. This risk is exacerbated by competitors' increasing use of AI technology to rapidly develop and enhance existing technologies.

Ultimately, if Cibus cannot demonstrate that its products are better alternatives to existing or future product options, Cibus may not succeed in its markets, or its technologies may be rendered obsolete or uneconomical, which would adversely affect its business, results of operations, and financial condition.

The Company's streamlined business focus may result in operational and strategic challenges.

Cibus' business is focused on advancing weed management in Rice and its partially partner-funded and/or supported sustainable ingredients program.

Cost reduction actions associated with this streamlined business focus, including rationalization of human capital resources and certain non-core facilities, may result in the loss of institutional knowledge and expertise, may adversely affect operations and yield unintended consequences, such as unplanned attrition and reduced employee morale. Cibus' ability to successfully execute on its strategy depends on retaining key remaining personnel, and unanticipated attrition, which may occur on short notice, could potentially harm Cibus' business and operations. As a result, Cibus' management may need to divert attention away from day-to-day strategic and operational activities and devote additional time to managing organizational changes. Moreover, although Cibus has recently implemented, and may continue to implement, cost reduction actions, including reductions in its workforce, there can be no assurance that Cibus will be able to achieve its stated cash burn targets in a timely manner, or at all, or that such changes will result in improved cash flow and financial stability.

The Company's decision to streamline its business focus on weed management in Rice and its partially partner-funded and/or supported sustainable ingredients program reflects management assumptions and estimates regarding the demand for end-products containing Cibus licensed intellectual property, the existence or non-existence of products being simultaneously developed by competitors, global and regional agricultural and macro-economic conditions, and potential market penetration and obsolescence, whether planned or unplanned. There can be no assurance that such management assumptions are correct, and any failure to realize such demand forecasts for Cibus' products or downstream products containing Cibus' intellectual property could have a material adverse effect on Cibus' business, results of operations, and financial condition.

Cibus' success depends, in part, on its ability to effectively estimate future demand.

Due to the lead time involved in developing a gene edited plant product, Cibus and its licensee customers must make a number of assumptions and estimates regarding the commercial feasibility of development, including assumptions and estimates regarding the demand for end-products containing Cibus licensed intellectual property, the existence or non-existence of products being simultaneously developed by competitors, global and regional agricultural and macro-economic conditions, and potential market penetration and obsolescence, whether planned or unplanned.

Any failure to realize such demand forecasts for Cibus' products or downstream products containing Cibus' intellectual property could have a material adverse effect on Cibus' business, results of operations, and financial condition. As a result, it is possible that Cibus and its licensee customers may invest substantial time and resources to develop intellectual property for a contemplated product that is quickly displaced or that addresses a market that no longer exists or is smaller than previously thought.

Cibus' business activities are currently conducted at a limited number of locations, and damage or business disruptions at these locations would have an adverse effect on its business.

Cibus' current headquarters is located in San Diego, California. At present, Cibus' R&D operations are also conducted at its San Diego, California facility. In addition, Cibus' first generation parent seed is also produced by Cibus staff in greenhouses near its headquarters and hybrids designated for testing are developed using several different cooperators, primarily in Chile.

Cibus takes precautions to safeguard its facilities, including restricting access to its facilities, maintaining customary insurance coverage, implementing safety protocols, and keeping critical research results and computer data backed-up on off-site storage networks. However, damage to, or destruction of, critical facilities, equipment, inventory or development projects, or any business disruptions at Cibus' critical locations, whether due to natural disasters, acts of vandalism, or otherwise, could cause substantial delays in R&D activities and commercial licensing efforts and could cause Cibus to incur additional expenses.

Cibus' research and development efforts may be slower than expected and not be successful.

The development and advancement of Cibus' gene edited trait products entail substantial R&D efforts using complex technology platforms, such as its *RTDS*. These development efforts require significant investments, including expenses relating to laboratory infrastructure as well as greenhouse and field testing.

Historically, Cibus has incurred significant R&D expenses. Cibus intends to continue to invest in R&D to develop and validate its technologies, productivity traits, and other gene edited plant-based products. Notwithstanding its investments in R&D, there is significant risk that Cibus will not be able to achieve its development goals in the desired timeframe or at all, and Cibus may not realize significant product revenue in the near term, if ever.

Moreover, the application of gene editing technologies can be unpredictable and may prove to be unsuccessful when attempting to achieve desired productivity traits in different crops and plants or to produce gene edited plant-based products at scale. For example, Cibus may be unable to achieve a desired trait using its *RTDS*, or Cibus' productivity traits that perform in the greenhouse may not achieve similar performance levels in the field, or may achieve varying performance levels as a result of environmental and geographic conditions. Any such outcomes or variations could substantially harm Cibus' ability to license the relevant intellectual property for such products. Even if successfully executed, the value that Cibus ascribes to its products may not be recognized or accepted by potential licensors or their downstream end-user customers.

Furthermore, through a collaboration with Biographica, Cibus is in the early stages of exploring potential AI capabilities and related data analytics to identify and prioritize targets for gene editing, initially focusing on advancing disease resistance in Canola and WOSR. As an emerging and rapidly evolving technology, Cibus' use of AI presents risks. AI systems may produce inaccurate or flawed outputs due to flawed algorithms, or insufficient and/or erroneous training data. Reliance on flawed outputs could result in lower quality decision-making or prevent the Company from effectively utilizing AI in its business. If Cibus and Biographica do not effectively implement guardrails and train their respective employees on the proper use of AI, Cibus may experience adverse effects on its business, including the loss of confidential information (including Cibus' intellectual property), or other misuse of the Company's proprietary information, which could result in significant reputational harm and could have a material adverse effect on its business and results of operations.

Lastly, the field of gene editing in plants is still in its early stages. Unexpected or negative developments from the use of *RTDS*, including with respect to the exhibition of unanticipated undesirable traits or characteristics, could adversely affect the commercial value of Cibus' product offerings and harm its reputation. In addition, negative developments arising from its competitors' use of certain gene editing technologies could harm the reputation of gene editing technology, generally.

Cibus intends to license the intellectual property produced through its gene editing technologies to third parties for use in their products and will be dependent on them to successfully commercialize such products.

Cibus' business model contemplates that it will license to third parties—primarily seed companies—the intellectual property with respect to substantially all of the productivity traits it develops for sale in their product offerings. Cibus' licensee customers will typically oversee the development and commercialization of seeds containing such licensed intellectual property. In such cases, Cibus' ability to achieve milestone payments or generate royalties is not within its direct control and will substantially depend on the efforts and success of its licensee customers.

If Cibus' licensees are delayed or unsuccessful in introducing Cibus' licensed intellectual property into their products or commercializing the products that contain Cibus' licensed intellectual property, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of those products, Cibus may not receive royalty payments as expected and its financial results could be harmed. Further, if these licensee customers fail to market products incorporating Cibus' intellectual property at prices that will achieve or sustain market acceptance for those products, Cibus' royalty revenues could be further harmed.

Customer relationships that Cibus establishes may not result in revenue generating commercial contracts.

In light of the nature of Cibus' relationship with seed companies, Cibus refers to seed companies as "customers" when Cibus commences a collaboration process to make edits in such seed companies' elite germplasm. All such collaboration processes begin with an agreement on the material transfer of the customer's elite germplasm to Cibus for editing and agreement on the specific edits to be performed, following which the gene editing germplasm is delivered back to the seed company for validation. Although Cibus believes that the initiation of this collaboration process with the entry into a material transfer agreement reflects the parties' joint intent of commercializing the Cibus trait in the customer's elite germplasm, seed companies are generally not obligated under such agreements to advance toward commercialization. In order to convert such early relationships into revenue generating commercial arrangements, Cibus will need to negotiate commercial contract terms following the customers' trait validation. If Cibus fails to do so, or if the terms of such commercial contracts are not attractive, Cibus' business, results of operations, and financial condition may be adversely effected.

Any partnerships that Cibus may enter into in the future may not be successful.

Cibus may seek R&D partnerships or joint venture arrangements with third parties for the development or commercialization of certain intellectual property. To the extent that Cibus pursues such arrangements, Cibus will face significant competition in seeking appropriate partners. Moreover, such arrangements are complex and time consuming to negotiate, document, implement, and maintain. Cibus may not be successful in establishing or implementing such arrangements. The terms of any partnerships, joint ventures, or other arrangements that Cibus may establish may not be favorable to Cibus.

The success of any future partnerships or joint ventures is uncertain and will depend heavily on the efforts and activities of Cibus' partners. Such arrangements are subject to numerous risks, many of which are outside of Cibus' control, including the risks that:

- its partners may have significant discretion in determining the efforts and resources that they will apply to the arrangement;

- its partners may not contribute sufficient capital or resources toward development in light of changes in strategic focus, competing priorities, availability of funding or capital resources, or other external factors;

- its partners may delay or abandon development efforts, fail to conduct R&D activities that produce sufficient conclusory data, or provide insufficient funding;

- its partners could develop, independently or with third parties, intellectual property or products that compete with Cibus' products;

- partners who license intellectual property rights from Cibus may not commit sufficient resources to, or otherwise not perform satisfactorily in executing, downstream product commercialization activities;

- to the extent that such arrangements provide for exclusive rights, Cibus may be precluded from collaborating with others;

- its partners may not properly maintain or defend Cibus' intellectual property rights, or may use Cibus' intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate Cibus' intellectual property or proprietary information or expose Cibus to potential liability;

- disputes may arise between Cibus and a partner that causes the delay or termination of R&D activities or downstream product commercialization efforts, or that result in costly litigation or arbitration that diverts management attention and resources;

- such arrangements may be terminated, and, if terminated, may result in a need for additional capital for Cibus' independent pursuit of matters previously covered by such arrangement;

- its partners may own or co-own intellectual property that results from its arrangement; and

- a partner's activities may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If ongoing or future field trials are unsuccessful, Cibus may be unable to complete the development of productivity trait candidates on a timely basis or at all.

Cibus relies on field trials to evaluate and demonstrate the efficacy of productivity traits that it has developed and evaluated in greenhouse conditions. Field trials allow Cibus to test the productivity traits that it has developed as well as to increase seed production, and to measure performance across multiple geographies and conditions. The successful completion of field trials is critical to the success of Cibus' productivity trait development efforts and supports its licensing efforts with respect to its productivity trait candidates.

If Cibus' ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse effects on the agronomic performance of seeds with its traits, or if the field trials do not produce reliable data, Cibus' productivity trait development efforts could be delayed, subject to additional regulatory review, or abandoned entirely. In addition, in order to support its licensing efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, Cibus cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful. Many factors that are beyond Cibus' control may adversely affect the success of these field trials, including unique geographic conditions, weather and climatic variations, disease or pests, or acts of protest or vandalism. Field trials, which may take up to 2-3 years, are costly, and any field trial failures that Cibus may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact its business and results of operations.

Cibus relies on third parties to conduct, monitor, support, and oversee field trials, and any performance issues by them may impact Cibus' ability to successfully commercialize products or license traits.

Cibus currently relies on third parties, such as growers, consultants, contractors, and universities, to conduct, monitor, support, and oversee its field trials. Because field trials are conducted in multiple geographies, it is often difficult for Cibus to monitor the daily activity of the work being conducted by such third parties that it engages. Although Cibus provides its third parties with extensive protocols regarding the establishment, management, data collection, harvest, transportation, and storage of its productivity trait candidates, Cibus has limited control over the execution of field trials. Poor field trial execution or data collection, failure to follow required agronomic practices, protocols, or regulatory requirements, or mishandling of productivity trait candidates by these third parties could impair the success of Cibus' field trials. Any such failures may result in delays in the development of Cibus' productivity trait candidates or generate additional costs. Ultimately, Cibus remains responsible for ensuring that each of its field trials is conducted in accordance with the applicable protocol, legal and regulatory, and agronomic standards, and its reliance on third parties does not relieve Cibus of its responsibilities. Should such third parties fail to comply with these standards, Cibus' ability to develop its productivity trait candidates for licensing could be adversely impacted, and Cibus may be forced to incur additional costs in regaining compliance.

Additionally, if Cibus is unable to enter into, or maintain, agreements with such third parties on acceptable terms, or if any such engagement is terminated prematurely, Cibus may be unable to conduct or complete its field trials in the manner it anticipates. If Cibus' relationship with any of these third parties is terminated, Cibus may be unable to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Switching or adding third parties can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact Cibus' ability to meet its desired development timelines.

Cibus may lack the necessary expertise, personnel, and resources to effectively license its priority productivity trait products.

To successfully license the intellectual property underlying Cibus' priority productivity trait products, Cibus must develop, foster, and maintain commercial relationships with a range of potential seed company customers, including potential customers that may have long-standing historical relationships with competitors or that may have, or be developing, in-house gene editing capabilities. In order to be successful in this regard, Cibus will need to develop and enhance its commercial team to both establish new relationships as well as to maintain relationships with existing seed company customers. To foster the commercial success of Cibus' licensee customers in effectively marketing and commercializing their products containing Cibus licensed intellectual property, Cibus will need to develop and build-out its understanding of the seed industry and such customers' capabilities.

Factors that may affect Cibus' ability to effectively license its intellectual property and support its licensee's commercialization efforts include its ability to: recruit and retain adequate numbers of qualified personnel, effectively develop relationships with potential licensee customers in the seed industry, secure license agreements with companies requiring them to undertake specific commercialization activities within specified timeframes, and persuade downstream farmers to purchase and use seed products that integrate Cibus licensed intellectual property. Developing and maintaining such capabilities requires significant investment, is time consuming, and could delay the licensing of Cibus' intellectual property with respect to productivity traits or the commercial launch of its licensees' seed products.

Interruptions in the production or transportation of parent seeds could adversely affect Cibus' operations and profitability.

With respect to productivity traits, Cibus' licensee customers will provide elite germplasm to Cibus so that Cibus may introduce a desired productivity trait. Cibus will produce parent or hybrid seeds containing such productivity traits for the licensee customer. Cibus' licensee customers would then utilize the parent seed containing Cibus' traits to produce their own hybrids. Cibus will rely on contract seed producers for such parent seed production.

Poor execution, failure to follow required agronomic practices, protocols, or regulatory requirements, or mishandling of productivity trait candidates by these contract seed producers could adversely affect products. Any such failures may result in delays in Cibus' ability to deliver parent seed to Cibus' licensee customers in a timely manner. Such delays could adversely affect the ability of Cibus' licensee customers to deliver hybrid seed products to farmers to meet their planting window. Cibus' dependency upon timely seed deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect Cibus' operations until alternative arrangements could be made. Such a delay would adversely affect Cibus', and its licensee customers', reputations and revenues and could result in write-offs of inventory. If Cibus was unable to produce the necessary seed for an extended period of time for any reason, its business, customer relations, and operating results could suffer.

Cibus may not be able to identify suitable seed producers to meet its production needs. If Cibus does identify suitable seed producers, it may not be able to enter into cost effective agreements on acceptable terms. If any contract seed producers whom Cibus engages fail to perform their obligations as expected or breach or terminate their agreements with Cibus, or if Cibus is unable to secure the services of such third parties when and as needed, Cibus may lose opportunities to generate revenue from product sales.

Cibus' products may not achieve commercial success quickly or at all.

Cibus intends to license intellectual property with respect to its ***RTDS***-developed productivity traits and sustainable ingredient products to third parties. Cibus' productivity traits are in various stages of development and sustainable ingredient products would be developed solely in response to customer demand. There are no established channels to market for the commercialization by potential licensee customers of any of Cibus' products. If Cibus is unable to license its productivity traits and sustainable ingredient products on a significant scale, then Cibus may not be successful in building a profitable business.

Cibus expects to price its licenses based on its assessment of the value that Cibus' productivity traits or sustainable ingredient products will provide within the relevant end product market dynamics, rather than on the cost of production. If licensees, commercial product end users, or other market participants attribute a lower value to Cibus' productivity traits or sustainable ingredient products than Cibus does, they may not be willing to pay the premiums that Cibus expects to charge. Pricing levels may also be negatively affected if Cibus' productivity traits or sustainable ingredient products traits are unsuccessful or suboptimal in producing or exhibiting the characteristics expected by Cibus and its licensees.

Public understanding of Cibus' RTDS technologies and public perception and acceptance of gene editing technologies, including Cibus' RTDS technologies, could affect Cibus' sales and results of operations.

The ability of Cibus' licensees to successfully commercialize products containing Cibus' intellectual property depends, in part, on public understanding and acceptance of gene editing.

Such understanding is particularly relevant with respect to plant gene editing, where end products may enter consumer food supply chains. Farmers, seed companies, and end-product consumers may not understand the nature of Cibus' ***RTDS*** technologies or the scientific distinction between Cibus' non-transgenic products and processes and transgenic products and processes of competitors. As a result, these parties may transfer negative perceptions and attitudes regarding transgenic products to Cibus' products and productivity trait candidates. A lack of understanding of Cibus' ***RTDS*** technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing, whether transgenic or non-transgenic, by claiming that plant products developed using biotechnology are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social, and ethical dilemmas. The commercial success of Cibus' trait candidates may be adversely affected by such claims, even if unsubstantiated. In addition, extreme opponents of biotechnology have vandalized the fields of farmers planting biotech seeds and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of farmers planting seed with Cibus traits, Cibus' field testing sites, or its research, production, or other facilities, could adversely affect Cibus' sales and costs.

Negative public perceptions about gene editing can also affect the regulatory environment in the jurisdictions in which Cibus is targeting the licensing of its intellectual property. Any increase in such negative perceptions or any restrictive government regulations in response thereto, could have a negative effect on Cibus' business and may delay or impair its ability to enter licensing agreements or to receive milestone and royalty payments pursuant to such licensing arrangements.

Cibus' financial statements include goodwill which could become impaired in the future under certain conditions, and any such impairment may significantly impact Cibus' results of operations and financial condition.

As of December 31, 2025, Cibus had approximately $232.5 million in goodwill from the merger with Cibus Global. In accordance with ASC 350, Goodwill and Other, the Company evaluates the carrying value of goodwill for impairment annually as of November 1. On November 1, 2025, Cibus performed its annual impairment analysis and determined there was no change from the preceding analysis, which occurred on March 31, 2025, and no additional impairment was triggered related to this annual review.

In addition to its annual analysis, Cibus also assesses goodwill between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying amount. For example, during the first quarter of 2025, the Company experienced a triggering event and assessed its goodwill for impairment. Cibus considered the decline in market capitalization of its Class A Common Stock since its last annual assessment and concluded it was more likely than not that its goodwill would be impaired. The Company determined its goodwill was impaired by $21.0 million, which was recorded during the first quarter of 2025 in the accompanying consolidated statements of operations.

Triggering events that could indicate impairment and necessitate an evaluation of goodwill include, but are not limited to, macroeconomic conditions, industry and market considerations, increases in Cibus' costs, commercial performance relative to strategic initiatives, adverse regulatory developments, or the deterioration of the market price of Cibus' Class A Common Stock.

To the extent a triggering event occurs and Cibus concludes that goodwill has become further impaired, Cibus may be required to incur material write-offs relating to such impairment and any such write-offs could have a material impact on the Company's future operating results and financial position.

Risks Related to the Agriculture Industry

Cibus' estimates and forecasts with respect to total acres, accessible acres, trait fees, and assumptions regarding Cibus' trait penetration rates and potential market share may prove to be inaccurate.

Estimates about current markets and market opportunity estimates, projections, and forecasts are based on assumptions and estimates by Cibus' management that may not prove to be accurate and are therefore inherently uncertain. Cibus' management makes estimates that it believes to be reasonable based on currently available information, but estimates, projections, and forecasts relating to the size and expected growth of Cibus' industry, the biotech seeds market, the market for productivity traits and expected trait penetration, and estimates regarding Cibus' ability to capture accessible acres may prove to be materially inaccurate. In addition, management's estimates about the incremental value increase that a novel, newly developed productivity trait may produce, may prove to be materially inaccurate.

In particular, management's estimates, projections, and forecasts include an assumption that changes are likely to be made to the EU regulatory landscape that would enable Cibus' productivity traits to be licensed for use in seed distributed in EU member states. This assumption could prove to be incorrect and if the ***RTDS*** technologies by which Cibus' productivity traits are developed continue to be subject to GMO regulation in the EU, Cibus' estimates, projections, and forecasts would need to be materially revised. Assumptions regarding uncertain regulatory outcomes are subject to numerous risks. See " —*Risks Related to Regulatory and Legal Matters*."

Even if Cibus' general industry and market projections and forecasts are achieved, Cibus' business could fail to realize management's expectations with respect to Cibus' ability to compete effectively, including by capturing addressable acres and realizing management's expectations regarding trait values.

The overall agricultural industry is susceptible to commodity and raw material price changes.

Prices for agricultural commodities and their byproducts are often volatile and sensitive to local and international changes in supply and demand caused by a variety of factors, including general economic conditions, farmer planting and selling decisions, government agriculture programs and policies, global and local inventory levels, demand for biofuels, weather and crop conditions, food safety concerns, government regulations, and demand for and supply of, competing commodities and substitutes. As a result, Cibus may not be able to anticipate or react to changing costs by adjusting its practices, which could cause its operating results to deteriorate. Cibus may engage in hedging or other financial transactions to mitigate these risks. If these efforts are not successful, it could materially affect Cibus' business, operating results, and prospects and cause the value of its securities to decline.

The successful licensing of Cibus' productivity trait candidates, and the commercialization by seed partners of seed products containing these traits, may also be adversely affected by fluctuations in the prices of agricultural commodities and agricultural inputs, such as fertilizer, energy, labor, and water, in each case caused by market factors beyond Cibus' control. Changes in the prices of certain raw materials used by farmers in growing Cibus' crops could result in higher overall costs along the agricultural supply chain. Depending on the nature of such price changes, the cultivation of certain crops could be impacted to a greater extent than others. While increases in certain costs could make certain of Cibus' productivity traits more valuable, increases in certain raw material costs could adversely affect demand for Cibus' productivity traits, including as a result of farmers being less willing to transition to new and unfamiliar seed products containing Cibus traits.

Adverse weather and environmental conditions and natural disasters can cause significant costs and losses.

Cibus' revenues will depend, in part, on trait royalties paid to Cibus from seed sales by the companies that license Cibus' productivity traits for their commercial seed products. Cibus' licensees' seed crops are vulnerable to adverse weather conditions, including windstorms, floods, drought, and temperature extremes, which are common but difficult to predict. In addition, such seed crops are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, and climatic conditions. The weather also can affect the quality, volume, and cost of seed produced for sale as well as demand and product mix. In addition, climate change may increase the frequency or intensity of extreme weather such as storms, floods, heat waves, droughts, and other events that could affect the quality, volume, and cost of seed produced for sale as well as demand and product mix. Climate change may also affect the availability and suitability of arable land and contribute to unpredictable shifts in the average growing season and types of crops produced. Unfavorable growing conditions can reduce both crop size and quality.

Although Cibus licenses its traits to seed companies that are responsible for the growing of their seed directly, these factors can still impact Cibus by potentially decreasing the quality and yields of seed containing Cibus' productivity traits and reducing Cibus' licensees' available inventory. These factors can adversely impact Cibus' licensees sales, which would result in lower royalty payments to Cibus, which in turn may have a material adverse effect on Cibus' business, results of operations, and financial condition.

The agricultural industry is highly seasonal, which may cause Cibus' sales and operating results to fluctuate significantly.

The sale of plant and seed products is dependent upon growing and harvesting seasons, which vary from year-to-year and across geographies as a result of weather-related shifts in planting schedules and purchase patterns of farmers. Seasonality in the seed industry is expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability for Cibus' business and may be further impacted by climate change.

Seasonality also relates to the limited windows of opportunity that farmers have to complete required tasks at each stage of crop cultivation. Weather and environmental conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought, or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Climate change may increase the frequency or intensity of extreme weather such as storms, floods, heat waves, droughts and other events that could affect demand. Climate change may also affect the availability and suitability of arable land and contribute to unpredictable shifts in the average growing season and types of crops produced. Should adverse conditions occur during key growing and harvesting seasons, such conditions could substantially impact demand for agricultural inputs. Any delayed or cancelled orders as a result of such conditions would negatively affect the quarter in which they occur and cause fluctuations in Cibus' operating results.

Cibus' business could be materially affected by disruptions in the global economy caused by geopolitical and military conflicts.

Military conflict or related geopolitical tensions and disputes, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, and changes to foreign exchange rates and financial markets, any of which may adversely affect Cibus' business and supply chains. As regulatory conditions open additional geographies for Cibus' products, the Company may become increasingly susceptible to adverse effects of regional or global geopolitical instability and uncertainty, which may negatively impact Cibus' ability to sell to, ship products to, obtain raw materials from, collect payments from, and support customers or partners in certain regions. The outbreak, escalation, or expansion of economic disruption, or expansion in the scope of global or regional conflicts, could have a material adverse effect on Cibus' results of operations.

Risks Related to Regulatory and Legal Matters

Regulatory requirements in certain jurisdictions for gene edited products are evolving, and adverse regulatory changes could have a significant negative impact on Cibus' ability to develop and commercialize its product candidates.

Although the regulatory framework applicable to Cibus and its trait products in several strategically important jurisdictions, such as the United States, Canada, and certain Latin American countries, is currently favorable and positive developments in the regulatory framework in the EU (except with respect to HT traits) are poised for adoption, there can be no guarantee that the governing regulations in such jurisdictions will not change. Governments of, or regulators within, such jurisdictions could institute new laws or regulations, modify existing laws or regulations, or change the way they interpret existing laws and regulations, in each case, in a way that subjects Cibus and its trait products to more burdensome standards. If the regulatory frameworks in strategically important jurisdictions changes in a manner adverse to the Company's interests, this could substantially increase the time and costs associated with required regulatory activities of Cibus and its customers. If the regulatory burden and expense required for the utilization of Cibus' products becomes too significant, its customers may seek alternatives that involve lesser regulatory costs.

In key strategic jurisdictions, such as the United States, the Company's productivity trait candidates are not considered "regulated" articles, and therefore are not subject to the substantially more burdensome regulations applicable to regulated articles, such as GMOs or plant pests. In the event that any of Cibus' productivity trait candidates are determined by applicable regulators to be regulated articles or plant pests, Cibus would be required to comply with a more onerous regulatory framework, which may include extensive permitting and notification requirements. Moreover, Cibus cannot assure you that applicable regulators will analyze any of Cibus' future productivity trait candidates in a manner consistent with their analysis of Cibus' products or productivity trait candidates to date. Complying with regulatory frameworks applicable to regulated articles or plant pests, even in respect of a limited number of products, would be a costly, time consuming process and could substantially delay or prevent the commercialization of Cibus' products.

The regulatory environment varies greatly from region-to-region and in many countries is less developed than in the United States.

Outside of the United States, the regulatory environment around gene editing in plants and microorganisms is characterized by greater uncertainty and variability, with regulations often varying greatly from jurisdiction-to-jurisdiction. Each jurisdiction may have its own regulatory framework regarding GMOs, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, which may encapsulate products containing Cibus licensed intellectual property. Although there has generally been a positive regulatory trend toward the acceptance of non-transgenic gene editing technologies, Cibus cannot predict how the global regulatory landscape regarding gene editing in plants will evolve, and Cibus may incur increased regulatory costs as regulations change in the jurisdictions in which it operates.

Products containing Cibus' traits may be subject to enhanced regulation.

Some products containing Cibus' traits may be subject to FDA food product regulations or EPA environmental impact regulations. Under the FDA, any substance that is reasonably expected to become a food or animal feed component or additive is subject to FDA premarket review and approval, unless generally recognized among qualified experts as having been adequately shown to be Generally Regarded As Safe (GRAS) or the use of the substance is otherwise excluded from the "food additive" definition. The FDA may classify some or all of Cibus' traits as containing a food additive that is not GRAS or otherwise determine that further review is required. Such classification would cause these traits to require premarket approval, which could delay a licensee customer's commercialization of products containing these traits.

In February 2024, the FDA published Guidance for Industry: Foods Derived from Plants Produced Using Genome Editing. The guidance clarifies FDA's position with respect to gene edited traits and provides two pathways for voluntary pre-market review. In general, traits that do not alter nutritional composition, safety, or use of the plant qualify for a streamlined review process with FDA, referred to as a "pre-market meeting". Others would be required to pursue the traditional consultation pathway for GMO traits that is currently in place today. Cibus has since successfully completed three pre-market meetings with FDA, one for its PSR trait in Canola and two for its herbicide tolerance traits in Rice (HT1 and HT3).

Similarly, in some instances, products containing Cibus' productivity traits may be subject to EPA environmental impact regulations.

In each case, such classification could substantially increase the time and costs associated with required regulatory activities of Cibus and its customers. If the regulatory burden and expense required becomes too significant, Cibus' customers may seek alternatives that involve lesser regulatory costs.

Cibus uses hazardous chemicals and biological materials in its business. Compliance with environmental, health, and safety laws and regulations, and any claims relating to improper handling, storage, or disposal of these materials could be time consuming and costly.

Cibus is subject to federal, state, local, and foreign environmental, health, and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture, and disposal of hazardous materials and wastes discharge of pollutants into the environment, and human health and safety matters. Cibus' R&D processes may involve the controlled use of hazardous materials, including chemicals and biological materials. Cibus cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. Cibus may be sued for any injury or contamination that results from its use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and Cibus' liability with respect to such claims may exceed any insurance coverage that it maintains or the value of its total assets. Compliance with environmental, health, and safety laws and regulations is time consuming and expensive. If Cibus fails to comply with these requirements, it could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs, or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, Cibus cannot predict the impact on its business of new or amended environmental, health, and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair Cibus' research, development, or production efforts.

Cibus is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject Cibus to liability if it is not in compliance with applicable laws.

Cibus' productivity trait and sustainable ingredient candidates are subject to export control and import laws and regulations, including the United States Export Administration Regulations, United States Customs regulations, and various economic and trade sanction regulations administered by the United States Treasury Department's Office of Foreign Assets Controls. Exports of Cibus' technologies must be made in compliance with these laws and regulations. If Cibus fails to comply with these laws and regulations, Cibus and certain of its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on Cibus and the responsible employees or managers; and, in extreme cases, the incarceration of the responsible employees or managers.

In addition, changes in Cibus' technologies or changes in applicable export or import laws and regulations may create delays in the introduction and sale of products containing Cibus' technologies in international markets, prevent Cibus' customers from deploying their products or, in some cases, prevent the export or import of Cibus' technologies to certain countries, governments, or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of Cibus' technologies, or in its decreased ability to export or sell its products to existing or potential customers. Any decreased use of Cibus' technologies or limitation on Cibus' ability to export or sell such technologies would likely adversely affect its business, results of operations, and financial condition.

Risks Related to Intellectual Property

Cibus' ability to compete may decline if it does not adequately protect its intellectual property proprietary rights.

Cibus' commercial success depends, in part, on obtaining and maintaining proprietary rights to its and its licensors' intellectual property as well as successfully defending these rights against third party challenges. Cibus will only be able to protect against unauthorized use of its intellectual property by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover it. Such protection, where available, will be inherently limited by the limited lifespan of patent protections, which varies by country (with protection in the United States generally available for 20 years after the first effective filing date, subject to the availability of certain extensions). Cibus' ability to obtain patent protection for its productivity trait or sustainable ingredient products, processes, and technologies is uncertain due to a number of factors, including:

- Cibus or its licensors may not have been the first to invent the technology covered by Cibus' or their pending patent applications or issued patents;

- Cibus cannot be certain that it or its licensors were the first to file patent applications covering Cibus' productivity trait or sustainable ingredient product, processes, or technologies, as patent applications in the United States and most other countries are confidential for a period of time after filing;

- others may independently develop identical, similar, or alternative productivity trait or sustainable ingredient product, processes, and technologies;

- the disclosures in Cibus' or its licensors' patent applications may not be sufficient to meet the statutory requirements for patentability;

- any or all of Cibus' or its licensors' pending patent applications may not result in issued patents;

- Cibus or its licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide Cibus a significant business opportunity;

- any patents issued to Cibus or its licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in Cibus' or its licensors' patent claims being narrowed, invalidated, or held unenforceable;

- Cibus' productivity trait or sustainable ingredient product, processes, and technologies may not be patentable;

- others may design around Cibus' or its licensors' patent claims to produce competitive productivity trait or sustainable ingredient product, processes, and technologies that fall outside of the scope of Cibus' or its licensors' patents; and

- others may identify prior art or other bases upon which to challenge and ultimately invalidate Cibus' or its licensors' patents or otherwise render them unenforceable.

Even if Cibus owns, obtains, or in-licenses patents covering its productivity trait or sustainable ingredient product, processes, and technologies, Cibus may still be barred from making, using, and selling its productivity trait or sustainable ingredient product, processes, and technologies because of the patent rights or intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering productivity traits or sustainable ingredient products, processes, or technologies that are similar or identical to Cibus', which could materially affect Cibus' ability to successfully develop and commercialize its productivity trait or sustainable ingredient product. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to Cibus that may later result in issued patents that Cibus' productivity traits or sustainable ingredient products, processes, or technologies may infringe. These patent applications may have priority over patent applications filed by Cibus or its licensors.

Obtaining and maintaining a patent portfolio entails significant expense of resources. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. Cibus or its licensors may or may not choose to pursue or maintain protection for particular intellectual property in Cibus' or its licensors' portfolio. If Cibus or its licensors choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, Cibus' competitive position could suffer. Furthermore, Cibus and its licensors employ reputable law firms and other professionals to help comply with the various procedural, documentary, fee payment, and other similar provisions Cibus and they are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent prosecution and maintenance process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Cibus' competitors might be able to enter the market, which would have a material adverse effect on Cibus' business.

Legal action that may be required to enforce Cibus' patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of Cibus' or its licensors' patents or a finding that they are unenforceable. Cibus or its licensors may or may not choose to pursue litigation or other actions against those that have infringed on Cibus' or their patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In some cases, the enforcement and defense of patents Cibus in-licenses is controlled by the applicable licensor. If such licensor fails to actively enforce and defend such patents, any competitive advantage afforded by such patents could be materially impaired. In addition, some of Cibus' competitors may be able to sustain the costs of such litigation or proceedings more effectively than Cibus or its licensors can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite Cibus' efforts, Cibus may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging Cibus' intellectual property rights. If Cibus fails to protect or to enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

In addition to patent protection, because Cibus operates in the highly technical field of biotechnology, Cibus relies in part on trade secret protection in order to protect its proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and Cibus does not know whether the steps it has taken to protect its proprietary technologies will be effective. Cibus cannot guarantee that its trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to Cibus' trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose Cibus' proprietary information, including its trade secrets, and Cibus may not be able to obtain adequate remedies for such breaches. Cibus enters into confidentiality and intellectual property assignment agreements with its employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by Cibus during the course of the party's relationship with Cibus. These agreements also generally provide that inventions conceived by the party in the course of rendering services to Cibus will be Cibus' exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to Cibus.

In addition to contractual measures, Cibus tries to protect the confidential nature of its proprietary information using physical and technological security measures. Such measures may not provide adequate protection for Cibus' proprietary information. For example, there have been reported cases in the industry where productivity trait or sustainable ingredient candidates have been stolen from the field during field trials. Cibus' security measures may not prevent an employee or consultant with authorized access from misappropriating Cibus' trade secrets and providing them to a competitor, and the recourse Cibus has available against such misconduct may not provide an adequate remedy to protect its interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, Cibus' proprietary information may be independently developed by others in a manner that could prevent legal recourse by Cibus. If any of Cibus' confidential or proprietary information, including its trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, Cibus' competitive position could be harmed and its business could be materially and adversely affected.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Cibus, could negatively impact its competitive position.

The patent positions of biotechnology companies and other actors in Cibus' fields of business can be highly uncertain and typically involve complex scientific, legal, and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (USPTO) and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed, or circumvented. United States patents and patent applications may also be subject to interference proceedings, and United States patents may be subject to reexamination proceedings, post-grant review, inter parties review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in corresponding foreign patent offices. Challenges to Cibus' or its licensors' patents and patent applications, if successful, may result in the denial of Cibus' or its licensors' patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter parties review, opposition proceedings, and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of Cibus' or its licensors' patents may not provide Cibus with sufficient protection against competitive products or processes and any loss, denial, or reduction in scope of any of such patents and patent applications may have a material adverse effect on Cibus' business.

Furthermore, even if not challenged, Cibus' or its licensors' patents and patent applications may not adequately protect its productivity traits or sustainable ingredient products, processes, or technologies or prevent others from designing their products or technology to avoid being covered by Cibus' or its licensors' patent claims. If the breadth or strength of protection provided by the patents Cibus owns or licenses with respect to its productivity traits or sustainable ingredient products, processes, or technologies is threatened, it could dissuade companies from partnering with Cibus to develop, and could threaten its ability to successfully commercialize, its products and productivity trait or sustainable ingredient candidates. Furthermore, for United States patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use Cibus' discoveries or to develop and commercialize Cibus' technologies and products without providing any notice or compensation to Cibus, or may limit the scope of patent protection that Cibus or its licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending Cibus' intellectual property rights.

If Cibus or its licensors fail to obtain and maintain patent protection and trade secret protection of Cibus' productivity trait or sustainable ingredient product, processes, and technologies, Cibus could lose its competitive advantage and competition it faces would increase, potentially reducing revenues and having a material adverse effect on its business.

Cibus will not seek to protect its intellectual property rights in all jurisdictions throughout the world and Cibus may not be able to adequately enforce its intellectual property rights even in the jurisdictions where Cibus seeks protection.

Filing, prosecuting, and defending patents on Cibus' productivity trait or sustainable ingredient product, processes, and technologies in all countries and jurisdictions throughout the world would be prohibitively expensive, and Cibus' intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Cibus may not be able to prevent third parties from practicing Cibus' inventions in all countries outside the United States, or from selling or importing products made using Cibus' inventions in and into the United States or other jurisdictions.

Competitors may use Cibus' technologies in jurisdictions where Cibus or its licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where Cibus or its licensors have patent protection, but where the ability to enforce Cibus' or its licensors' patent rights is not as strong as in the United States. These products may compete with Cibus' products and its intellectual property rights and such rights may not be effective or sufficient to prevent such competition.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Accordingly, Cibus and its licensors may choose not to seek patent protection in certain countries, and Cibus will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnologies, and the requirements for patentability differ, in varying degrees, from country-to-country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for Cibus to stop the infringement, misappropriation, or other violation of its intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, Cibus and its licensors may have limited remedies if patents are infringed or if Cibus or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit Cibus' potential revenue opportunities. Accordingly, Cibus' and its licensors' efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Cibus owns or licenses. Similarly, if Cibus' trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to Cibus' proprietary information and Cibus may be without satisfactory recourse. Such disclosure could have a material adverse effect on Cibus' business. Moreover, Cibus' ability to protect and enforce its intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce Cibus' licensors' and Cibus' own patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert Cibus' efforts and attention from other aspects of its business, could put Cibus' or its licensors' patents at risk of being invalidated or interpreted narrowly, could put Cibus' or its licensors' patent applications at risk of not issuing, and could provoke third parties to assert claims against Cibus or its licensors. Cibus may not prevail in any lawsuits that it initiates and the damages or other remedies awarded to Cibus, if any, may not be commercially meaningful, while the damages and other remedies Cibus may be ordered to pay such third parties may be significant. Accordingly, Cibus' licensors' and Cibus' own efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Cibus develops or licenses.

Third parties may assert rights to inventions Cibus develops or otherwise regards as its own.

Third parties may in the future make claims challenging the inventorship or ownership of Cibus' or its licensors' intellectual property. Cibus has written agreements with R&D partners that provide for the ownership of intellectual property arising from its strategic alliances. These agreements provide that Cibus must negotiate certain commercial rights with such partners with respect to joint inventions or inventions made by Cibus' partners that arise from the results of the strategic alliance. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective alliance. If Cibus cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from Cibus' use of a third party partner's materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner's samples, Cibus may be limited in its ability to capitalize on the full market potential of these inventions. In addition, Cibus may face claims by third parties that its agreements with employees, contractors, or consultants obligating them to assign intellectual property to Cibus are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property Cibus has developed or will develop and could interfere with Cibus' ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if Cibus is not successful, Cibus may be precluded from using certain intellectual property and associated products, processes, and technologies, or may lose its rights in that intellectual property. Either outcome could have a material adverse effect on Cibus' business.

Cibus may not identify relevant third party patents or may incorrectly interpret the relevance, scope, or expiration of a third party patent which might adversely affect Cibus' ability to develop and market its products or productivity trait or sustainable ingredient candidates.

Cibus cannot guarantee that any of its patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Cibus be certain that it has identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of Cibus' products or productivity trait or sustainable ingredient candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Cibus' interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact Cibus' ability to market its products. Cibus may incorrectly determine that its products are not covered by a third party patent or may incorrectly predict whether a third party's pending application will issue with claims of relevant scope. Cibus' determination of the expiration date of any patent in the United States or abroad that Cibus considers relevant may be incorrect, which may negatively impact Cibus' ability to develop and market its products or productivity trait or sustainable ingredient candidates. Cibus' failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products or productivity trait or sustainable ingredient candidates.

Any infringement, misappropriation, or other violation by Cibus of intellectual property rights of others may prevent or delay Cibus' product development efforts and may prevent or increase the costs of Cibus successfully commercializing its products or productivity trait or sustainable ingredient candidates, if approved.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Cibus' success will depend in part on its ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. Cibus cannot assure you that its business operations, productivity trait or sustainable ingredient product and methods and the business operations, or productivity trait or sustainable ingredient product and methods of its partners do not or will not infringe, misappropriate, or otherwise violate the patents or other intellectual property rights of third parties. Cibus may, from time-to-time, utilize techniques or compounds for which Cibus has determined a license is not required. For example, in some cases, Cibus uses DNA-breaking reagents, such as CRISPR-Cas9, to make site-specific cuts in the DNA of a plant cell. In cases where Cibus has determined a license is not required, other parties may allege that the use of such techniques or compounds infringes, misappropriates, or otherwise violates patent claims or other intellectual property rights held by them or that Cibus is employing their proprietary technology without authorization. In addition, although Cibus tries to ensure that its employees and consultants do not use the proprietary information or know-how of others in their work for Cibus, Cibus may be subject to claims that it or its employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties.

Other parties may allege that Cibus' productivity traits or sustainable ingredient products, processes, or technologies infringe, misappropriate, or otherwise violate patent claims or other intellectual property rights held by them or that Cibus is employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against Cibus may require Cibus to pay substantial damages, including treble damages and attorneys' fees if Cibus or its partners are found to be willfully infringing another party's patents, for past use of the asserted intellectual property and royalties and other consideration going forward if Cibus is forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if Cibus was able to obtain a license, it could be non-exclusive, thereby giving Cibus' competitors access to the same intellectual property rights or technologies licensed to Cibus. In addition, if any such claim were successfully asserted against Cibus and Cibus could not obtain a license, Cibus or its partners may be forced to stop or delay developing, manufacturing, selling, or otherwise commercializing its productivity trait or sustainable ingredient product or other infringing technology, or those Cibus develops with its R&D partners.

Even if Cibus is successful in these proceedings, Cibus may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on Cibus. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Cibus' confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if investors perceive these results to be negative, it could have a substantial adverse effect on the value of Cibus' securities. Such litigation or proceedings could substantially increase Cibus' operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. If Cibus is unable to avoid infringing the patent rights of others, Cibus may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court, or redesign its products. Patent litigation is costly and time consuming. Cibus may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force Cibus to do one or more of the following:

- cease developing, selling, or otherwise commercializing its products or productivity trait or sustainable ingredient candidates;

- pay substantial damages for past use of the asserted intellectual property;

- obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

- in the case of trademark claims, redesign, or rename trademarks Cibus may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time consuming.

Any of these risks coming to fruition could have a material adverse effect on Cibus' business, results of operations, financial condition, and prospects.

Cibus may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize Cibus' products or productivity trait or sustainable ingredient candidates.

Because Cibus' programs may involve the use of intellectual property or proprietary rights held by third parties, the growth of Cibus' business will likely depend in part on its ability to acquire, in-license, or use these intellectual property and proprietary rights. For example, if Cibus determined to use a technology to perform its gene editing, Cibus may need one or more licenses to use that technology. However, Cibus may be unable to acquire or in-license any third party intellectual property or proprietary rights. Even if Cibus is able to acquire or in-license such rights, Cibus may be unable to do so on commercially reasonable terms. The licensing and acquisition of third party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third party intellectual property and proprietary rights that Cibus may consider attractive or necessary. These established companies may have a competitive advantage over Cibus due to their size, capital resources, and agricultural development and commercialization capabilities.

Cibus sometimes partners with academic institutions to accelerate its R&D under written agreements with these institutions. Typically, these institutions provide Cibus with an option to negotiate a license to any of the institution's rights in technology resulting from the strategic alliance. Regardless of such option, Cibus may be unable to negotiate a license within the specified time frame or under terms that are acceptable to Cibus, and the institution may license such intellectual property rights to third parties, potentially blocking Cibus' ability to pursue its development and commercialization plans.

In addition, companies that perceive Cibus to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to Cibus. Cibus also may be unable to license or acquire third party intellectual property and proprietary rights on terms that would allow it to make an appropriate return on its investment or at all. If Cibus is unable to successfully acquire or in-license rights to required third party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights Cibus has, Cibus may have to cease development of the relevant program, product, or productivity trait or sustainable ingredient candidate, which could have a material adverse effect on its business.

If Cibus fails to comply with its obligations in the agreements under which Cibus licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, Cibus could lose license rights that are important to its business.

Cibus is a party to a number of intellectual property license agreements that are important to its business and expects to enter into additional license agreements in the future. Cibus' existing license agreements impose, and Cibus expects that future license agreements will impose, various diligence, royalty, and other obligations on Cibus. If Cibus fails to comply with its obligations under these agreements, or Cibus is subject to a bankruptcy, its licensors may have the right to terminate the license, in which event Cibus would not be able to market products or productivity trait or sustainable ingredient candidates covered by the license.

In addition, disputes may arise regarding the payment of the royalties or other considerations due to licensors in connection with Cibus' exploitation of the rights it licenses from them. Licensors may contest the basis of payments Cibus retained and claim that Cibus is obligated to make payments under a broader basis. In addition to the costs of any litigation Cibus may face as a result, any legal action against Cibus could increase its payment obligations under the respective agreement and require Cibus to pay interest and potentially damages to such licensors.

In some cases, patent prosecution of Cibus' licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property Cibus licenses from such licensor, Cibus could lose its rights to such intellectual property or the exclusivity of such rights, and its competitors could market competing products using such intellectual property. In addition, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Cibus' business. In that event, Cibus may be required to expend significant time and resources to develop or license replacement technology. If Cibus is unable to do so, Cibus may be unable to develop or commercialize the affected products and productivity trait or sustainable ingredient candidates, which could harm its business significantly. In other cases, Cibus controls the prosecution of patents resulting from licensed technology. In the event Cibus breaches any of its obligations related to such prosecution, Cibus may incur significant liability to its licensing partners. Cibus may also require the cooperation of its licensors to enforce any licensed patent rights, and such cooperation may not be provided. Moreover, Cibus has obligations under these license agreements, and any failure to satisfy those obligations could give its licensor the right to terminate the agreement. Termination of a necessary license agreement could have a material adverse impact on Cibus' business.

Licensing of intellectual property is of critical importance to Cibus' business and involves complex legal, business, and scientific issues and is complicated by the rapid pace of scientific discovery in its industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the basis of royalties and other consideration due to its licensors;

- the extent to which its productivity trait or sustainable ingredient product, technology, and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent and other rights under its development relationships;

- Cibus' diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its licensors and Cibus and its partners; and

- the priority of invention of patented technology.

If disputes over intellectual property that Cibus has licensed from third parties prevent or impair Cibus' ability to maintain its current licensing arrangements on acceptable terms, Cibus may be unable to successfully develop and commercialize the affected products or productivity trait or sustainable ingredient candidates, which could have a material adverse effect on its business.

Some of the licenses Cibus may grant to its licensing partners to use Cibus' proprietary genes in certain crops may be exclusive within certain jurisdictions, which could limit Cibus' licensing opportunities.

Some of the licenses Cibus may grant its licensing partners to use Cibus' proprietary traits in certain crops may be exclusive within specified jurisdictions, so long as its licensing partners comply with certain diligence requirements. That means that once traits are licensed to a licensing partner in a specified crop or crops, Cibus may be generally prohibited from licensing those traits to any third party. The limitations imposed by such exclusive licenses could prevent Cibus from expanding its business and increasing its product development initiatives with new licensing partners, both of which could adversely affect Cibus' business and results of operations.

Cibus' results of operations will be affected by the level of royalty payments that Cibus is required to pay to third parties.

Cibus is, or may become, party to agreements, including licensing agreements and its Warrant Exchange Agreement (as defined herein), that require Cibus to remit royalty payments and other payments related to its owned or licensed intellectual property.

Under its in-license agreements, Cibus may pay up-front fees and milestone payments and be subject to future royalties. Cibus cannot precisely predict the amount, if any, of royalties it will owe in the future, and if its calculations of royalty payments are incorrect, Cibus may owe additional royalties, which could negatively affect its results of operations. As its product sales increase, Cibus may, from time-to-time, disagree with its third party collaborators as to the appropriate royalties owed and the resolution of such disputes may be costly and may consume management's time. Furthermore, Cibus may enter into additional license agreements in the future, which may also include royalty, milestone, and other payments.

Risks Related to Cibus' Organization and Operations

Cibus' Royalty Liability may contribute to net losses for Cibus and cause the value for securities of Cibus to fluctuate.

In connection with certain financing transactions by Cibus Global between November 2013 and December 2014, Cibus Global issued to each investor in these financings Cibus Warrants to purchase certain preferred units of Cibus Global. Subsequently, certain of the investors exchanged their Cibus Warrants with Cibus Global for future royalty payments equal to a portion of Cibus' aggregate amount of certain worldwide cash revenues received during the applicable quarter. Cibus refers to these future royalty payment obligations as its "Royalty Liability" as more fully described under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Royalty Liability Interest Expense - Related Parties."

Certain directors and officers of Cibus are beneficiaries of the Royalty Liability. The financial interest of such directors and officers under the Royalty Liability may create real or perceived conflicts of interest between stockholders' interests and those of such affiliates.

In addition, once the Company generates sufficient revenue to trigger royalty payments under the Royalty Liability, the satisfaction of such payment obligations and the interest expense related thereto may adversely affect the cash flow available for Cibus' operations, particularly in connection with the initial payment of aggregated, but unpaid, royalty payment amounts. Further, even prior to the Company having payment obligations in respect of the Royalty Liability, fluctuations in the liability balance of the Royalty Liability due to changes in Cibus' business model and anticipated Subject Revenues (as defined in the Warrant Exchange Agreement) from productivity trait or sustainable ingredient candidates in development could cause the value of Cibus' securities to fluctuate, which may limit or prevent investors from readily selling their Class A Common Stock at a favorable price, or at all, and may otherwise negatively affect the liquidity of the Class A Common Stock.

Cibus depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if Cibus loses key management personnel or cannot attract and retain other qualified personnel.

Cibus' success depends to a significant degree upon the technical skills and continued service of certain members of its management team, particularly Peter Beetham, Noel Sauer, and Greg Gocal. The loss of the services of any of these key executive officers could have a material adverse effect on Cibus. Cibus does not maintain "key person" insurance policies on the lives of any of its employees.

Cibus' success will also depend upon its ability to attract and retain additional qualified management, regulatory, technical, and licensing executives, and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on Cibus' business. Cibus competes for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than Cibus possesses. In addition, failure to succeed in Cibus' productivity trait or sustainable ingredient candidates' development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that Cibus will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on its business, results of operations, and financial condition.

Cibus' internal computer systems, or those of its third party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Cibus' operations.

Despite the implementation of security measures, Cibus' internal computer systems, and those of third parties on which Cibus relies, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside its organization, or persons with access to systems inside its organization. While Cibus does not believe that it has experienced any such material system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in its systems, it could result in a material disruption of Cibus' operations. For example, the loss of field trial data for Cibus' productivity trait or sustainable ingredient candidates could result in delays in Cibus' commercialization efforts and significantly increase Cibus' costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to Cibus' data or applications or other data or applications relating to its technology or productivity trait or sustainable ingredient candidates, or inappropriate disclosure of confidential or proprietary information, Cibus could incur liabilities, damage to its reputation, and the further development of its productivity trait or sustainable ingredient candidates could be delayed. See "Item 1.C. Cybersecurity" for additional information related to cybersecurity risks and how Cibus manages such risks.

Risks Related to Cibus' Common Stock

The market price of the Class A Common Stock has been and could remain volatile, and the market price of the Class A Common Stock may drop.

The market price of the Class A Common Stock has experienced, and may continue to experience, volatility in response to various factors. Some factors that may cause the market price of the Class A Common Stock to fluctuate include the Company's quarterly operating results, its perceived prospects or the perceptions of the market of its pipeline, new products or technologies, changes in securities analysts' recommendations or earnings estimates and the Company's ability to meet such estimates, changes in general conditions in the economy or the financial markets, capital raising activity, and other developments affecting the Company or its competitors.

In particular, the trading market for Cibus' Class A Common Stock is influenced by the research and reports that equity research analysts publish about Cibus and its business. The price of the Class A Common Stock could decline if one or more equity research analysts ceases coverage of the Class A Common Stock, fails to regularly publish reports on Cibus and its Class A Common Stock, or downgrades the Class A Common Stock or issues other unfavorable commentary regarding Cibus or its industry.

These and other market and industry factors may cause the market price and demand for the Class A Common Stock to fluctuate substantially, regardless of the Company's actual operating performance, which may limit or prevent investors from readily selling their Class A Common Stock at a favorable price, or at all, and may otherwise negatively affect the liquidity of the Class A Common Stock.

Provisions in the Amended Certificate of Incorporation and Amended Bylaws and provisions under Delaware Law could make an acquisition of Cibus, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its management.

Provisions included in the Amended Certificate of Incorporation and Amended Bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control of Cibus that stockholders may consider favorable, including transactions in which holders of its Class A Common Stock might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Class A Common Stock, thereby depressing the market price of the Class A Common Stock. In addition, because the Cibus Board is responsible for appointing the members of the Cibus management team, these provisions may frustrate or prevent any attempts by Cibus' stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Cibus Board. Among other things, these provisions:

- allow the authorized number of Cibus' directors to be changed only by resolution of the Cibus Board;

- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to the Cibus Board;

- limit who may call stockholder meetings;

- prohibit actions by Cibus' stockholders by written consent;

- require that stockholder actions be effected at a duly called stockholders meeting; and

- authorize the Cibus Board to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Cibus Board.

Moreover, because Cibus is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL which prohibits a person who owns 15 percent or more of Cibus' outstanding voting stock from merging or combining with Cibus for a period of three years after the date of the transaction in which the person acquired 15 percent or more of Cibus' outstanding voting stock, unless the merger or combination is approved in a manner prescribed by the statute.

Cibus may issue shares of preferred stock in the future, which could make it difficult for another company to acquire Cibus or could otherwise adversely affect holders of its Class A Common Stock, which could depress the price of the Class A Common Stock.

The Amended Certificate of Incorporation authorizes Cibus to issue one or more series of preferred stock. The Cibus Board has the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its stockholders. Cibus' preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of the Class A Common Stock. The potential issuance of preferred stock may delay or prevent a change in control of Cibus, discourage bids for the Class A Common Stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of the Class A Common Stock.

Cibus' executive officers, directors, and principal stockholders have the ability to control or significantly influence all matters submitted to its stockholders for approval.

Cibus' executive officers, directors, and principal stockholders, in the aggregate, beneficially owned approximately 43.7 percent of Cibus' outstanding Shares as of December 31, 2025. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to Cibus' stockholders for approval, as well as Cibus' management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation, or sale of all or substantially all of Cibus' assets. This concentration of voting power could delay or prevent an acquisition of Cibus on terms that other stockholders may desire.

The United States net operating loss carryforwards and certain other tax attributes of Cibus may be subject to limitations.

As of December 31, 2025, Cibus had approximately $570.8 million of net operating loss carryforwards (NOLs) for federal and state income tax purposes, which may be available to offset federal income tax liabilities in the future. In addition, Cibus may generate additional NOLs in future years. Cibus established a full valuation allowance for its deferred tax assets, including NOLs, due to the uncertainty that enough taxable income will be generated to utilize the assets.

In general, a corporation's ability to utilize its NOLs may be limited if it experiences an "ownership change" as defined in Section 382. An ownership change generally occurs if certain direct or indirect five percent shareholders increase their aggregate percentage ownership of a corporation's stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change. If a corporation experiences an ownership change, the corporation will be subject to an annual limitation that applies to the amount of pre-ownership change NOLs that may be used to offset post-ownership change taxable income. This limitation is generally determined by multiplying the value of the corporation's stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains in the assets held by such corporation at the time of the ownership change. Similar rules and limitations may apply for state income tax purposes.

The Company completed a Section 382 analysis through December 31, 2023, and it was determined that the Company experienced an IRC 382 cumulative shift as of May 31, 2023, as a result of the merger with Cibus Global. The Company completed an additional analysis through each of December 31, 2025, and 2024, to determine if any additional cumulative shifts have occurred and concluded no Section 382 ownership change was identified in either 2025 or 2024. For financial statement purposes, the Company has included the federal and state NOLs and R&D credit in the schedule of deferred tax assets offset with a full valuation allowance. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by historical ownership changes will not impact the Company's effective tax rate in the future. There is no assurance that Cibus will not experience additional ownership changes under Section 382 that would further limit or possibly eliminate its ability to use its NOLs. In addition, Cibus may experience ownership changes as a result of shifts in the direct or indirect ownership of its stock, some of which may be outside of its control. There is also a risk that future legal or regulatory changes may limit Cibus' ability to use current or future NOLs to offset its future federal income tax liabilities.

Risks Related to the Organizational Structure of Cibus

Cibus is a holding company and its only material asset is its interest in Cibus Global, and it is accordingly dependent upon distributions from Cibus Global to pay taxes and cover its corporate and other overhead expenses.

As of the date of the filing of this Annual Report, all of the Up-C Units (each consisting of one share of Class B Common Stock and one Cibus Common Unit) have been exchanged for shares of Class A Common Stock and, accordingly, Cibus is now the sole holder of Cibus Common Units and owns 100 percent of Cibus Global. Cibus is a holding company with no material assets other than its ownership of Cibus Common Units. As a result, Cibus has no independent means of generating revenue or cash flow. Cibus' ability to pay taxes and cover its corporate and other overhead expenses depends on the financial results and cash flows of Cibus Global and its subsidiaries and the distributions that Cibus receives from Cibus Global. Deterioration in the financial condition, earnings, or cash flow of Cibus Global and its subsidiaries, for any reason, could limit or impair Cibus Global's ability to pay such distributions. Additionally, to the extent that Cibus needs funds and Cibus Global and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Cibus Global is otherwise unable to provide such funds, it could materially adversely affect Cibus' liquidity and financial condition.

Cibus is required to make payments to the TRA Parties pursuant to the Tax Receivable Agreement for certain tax benefits Cibus may receive and the amounts payable may be substantial.

Cibus acquired certain favorable tax attributes from certain Blockers in the Blocker Mergers. In addition, redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, and other transactions described herein, resulted in favorable tax attributes for Cibus. These tax attributes would not have been available to Cibus in the absence of those transactions and are expected to reduce the amount of tax that Cibus would otherwise be required to pay in the future.

Cibus entered into the Tax Receivable Agreement, pursuant to which Cibus generally is required to pay to the TRA Parties, in the aggregate, 85 percent of the net income tax savings that Cibus actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes Cibus acquired from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus' allocable share of the tax basis of Cibus Global's assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement and (iv) deductions in respect of interest under the Tax Receivable Agreement.

It is expected that the payments Cibus is required to make under the Tax Receivable Agreement will be substantial. Because potential future tax savings that Cibus will be deemed to realize, and the Tax Receivable Agreement payments made by Cibus, are and will be calculated based in part on the market value of the Class A Common Stock at the time of each redemption or exchange under the Exchange Agreement and the prevailing applicable tax rates applicable to Cibus over the life of the Tax Receivable Agreement and depend on Cibus generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement, the actual amounts Cibus will be required to pay are difficult to predict and may differ materially from any management projections that may be made from time-to-time. Payments under the Tax Receivable Agreement are not conditioned on the Cibus Global equityholders' or Blocker equityholders' continued ownership of Cibus.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits Cibus realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement are based on the tax reporting positions Cibus determines, and the IRS or another tax authority may challenge all or a part of the tax basis increases, net operating losses, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement do not reimburse Cibus for any payments previously made if such tax basis or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

In addition, the Tax Receivable Agreement provides that if (1) Cibus breaches any of its material obligations under the Tax Receivable Agreement (including in the event that Cibus is more than three months late making a payment that is due under the Tax Receivable Agreement, except in the case of certain liquidity exceptions), (2) Cibus is subject to certain bankruptcy, insolvency, or similar proceedings, (3) upon certain mergers, asset sales, or other forms of business combination, or certain other changes of control, or (4) at any time, Cibus elects an early termination of the Tax Receivable Agreement, Cibus' obligations under the Tax Receivable Agreement (with respect to all Cibus Common Units, whether or not such units have been exchanged or redeemed before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that Cibus would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis, and other tax attributes subject to the Tax Receivable Agreement. As a result, upon any acceleration of Cibus' obligations under the Tax Receivable Agreement and upon a change of control, Cibus could be required to make payments under the Tax Receivable Agreement that are greater than 85 percent of its actual cash tax savings, which could negatively impact its liquidity.

To the extent that Cibus is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact Cibus' results of operations and could also affect its liquidity in periods in which such payments are made.

In the event that Cibus' payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of Class A Common Stock could be substantially reduced.

If Cibus experiences a change of control (as defined under the Tax Receivable Agreement), its obligation to make a substantial, immediate lump-sum payment under the Tax Receivable Agreement could result in holders of Class A Common Stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, holders of rights under the Tax Receivable Agreement may not have an equity interest in Cibus. Accordingly, the interests of holders of rights under the Tax Receivable Agreement may conflict with those of the holders of Class A Common Stock.

Cibus will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement are based on the tax reporting positions that Cibus determines. The holders of rights under the Tax Receivable Agreement will not reimburse Cibus for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after determination of such excess. However, a determination that Cibus has made an excess payment might not occur until a number of years after such payment has been made. Additionally, if any of Cibus' tax reporting positions are challenged by a taxing authority, Cibus will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. The applicable United States federal income tax rules for determining Cibus' tax reporting positions are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with Cibus' tax reporting positions. As a result, in such circumstances, Cibus could make payments that are greater than actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect Cibus' liquidity.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

Cibus has processes designed to protect its information systems, data, assets, infrastructure, and computing environments from cybersecurity threats and risks while maintaining confidentiality, integrity, and availability practices. The Company's cybersecurity team has dedicated personnel whose responsibilities include preventing and monitoring cybersecurity threats. The team has a cybersecurity incident response plan, which is a dynamic and flexible basic framework that includes processes designed to address interdiction and remediation, conducting initial investigations, gathering and analyzing data, reporting incidents to management, mitigating damage to the Company's informational assets and infrastructure, restoring normal services and system integrity, and implementing actions designed to prevent future cybersecurity incidents.

Cibus has established procedures to identify, assess, and manage risks across the business, including risks related to cybersecurity. The Company's cybersecurity strategy includes risk management methodologies and analytics, which are designed to facilitate cyber resilience, minimize attack surfaces, and provide flexibility and scalability in its ability to address cybersecurity risks and threats. Organizational risk assessments help management to assess threats and identify and investigate potential vulnerabilities to make risk management decisions and assign resources to mitigate risk. The Company's cybersecurity risk management strategy is incorporated into its business continuity plans, which include plans designed to address disaster recovery at its data centers and its holistic risk assessment procedures. Further, Cibus has a security awareness platform that provides its employees training on a variety of topics.

Cibus engages external resources that contribute to and provide evaluation of, its existing cybersecurity practices and organizational risk assessment systems. Further, Cibus has processes designed to identify, assess, and manage third party service provider risks when third parties handle, possess, process, and store the Company's material information.

As of the date of this Annual Report, Cibus does not believe that any past cybersecurity incidents have had, or are reasonably likely to have had, a material adverse effect on the Company's business, operations, or financial condition. However, there can be no assurance that the Company's cybersecurity processes will prevent or mitigate cybersecurity incidents or threats, and it is possible that these events may occur and could have a material adverse effect on the Company's business, operations, or financial condition. See "*Risk Factors— Risks Related to Cibus' Organization and Operations—Cibus' internal computer systems, or those of its third party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Cibus' operations.*" under the heading "Risk Factors" of this Form 10-K.

Governance

The Company's cybersecurity team is headed by its Executive Director Global Lead of Information Technology & Information Security, who works with the Company's cybersecurity team to identify cybersecurity risks and who has been in the information technology and cybersecurity industry for over 25 years and holds numerous technical certifications and cybersecurity-related certificates. The team members report via its established cybersecurity triage and outage workflow to the Cibus Cyber Security Council, which consists of the Company's Interim CEO, President, and COO, EVP and CSO, and members of the Company's legal and human resources teams. The Company's Cyber Security Council meets regularly to discuss the status of the cybersecurity program, emerging cybersecurity threats, long-term cybersecurity investments and strategies, and oversight of the Company's cybersecurity program. The Company's Cyber Security Council is also responsible for identifying, assessing, and managing the Company's exposure to material risks from cybersecurity threats, including monitoring the prevention, detection, mitigation, and remediation of cybersecurity threats.

The Company's full Board of Directors oversees enterprise risks and has delegated oversight to the Audit Committee of the Cibus Board of the Company's data privacy and cybersecurity risks and provides input on the Company's cyber and information security strategy. The Council reports the status of the Company's cybersecurity program to the Audit Committee and, periodically, to the Board. The Board and Audit Committee regularly review these reports and discuss policies with respect to cybersecurity and information technology risks, including how these risks are being identified, assessed, and managed.

Item 2. Properties.

The Company's headquarters are located in San Diego, California where it leases its headquarters facility, which includes office and laboratory space, with a term that expires in 2033. The headquarters facility is 53,423 square feet.. The headquarters facility lease includes one option to extend the lease.

The Company had a 31,939 square foot trait development facility for editing plants in San Diego, California until August 2025 when the lease term ended.

Additionally, the Company has certain leases for greenhouse and warehouse facilities, totaling 30,800 and 6,207 square feet, respectively, with terms that expire in August 2028 and August 2026, respectively. The Company had one option to extend the term of the greenhouse lease, for five years, and executed this right with an amended lease agreement beginning in September 2023 and expiring at the end of August 2028. There are no other options to extend this lease. The Company had one option to extend the warehouse lease for five years which it did not execute.

The Company also continues to lease its former corporate headquarters facility in Roseville, Minnesota totaling 44,000 square feet. This facility includes office, research laboratories, greenhouses, and outdoor growing plots. The lease has an initial term that began in May 2018 and expires on May 31, 2038, with monthly base rent with scheduled rent increases every five years thereafter until the end of the lease. The Company has the option to extend the term of the lease for four successive additional renewal terms of five years each commencing at the expiration date of the initial term, with monthly base rent set for each of these renewal terms. In the fourth quarter of 2025, the Company began to wind-down operations at its Roseville, Minnesota facility and the Company is currently working to sublease the facility.

Cibus also has a small office in Europe.

Item 3. Legal Proceedings.

The Company was not a party to any material pending legal proceedings as of December 31, 2025. From time-to-time, the Company may be involved in legal proceedings arising in the ordinary course of business.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's Class A Common Stock trades on the Nasdaq Capital Market under the ticker symbol of "CBUS." The Company's Class B Common Stock is not listed or traded on any stock exchange.

Holders of Common Stock

As of March 10, 2026, there were 402 holders of record of 69,267,774 outstanding shares of the Company's Class A Common Stock (including 71,652 restricted shares of Class A Common Stock, which remain subject to vesting). The number of holders of record of the Company's Class A Common Stock does not reflect the number of beneficial holders whose shares are held by banks, depositaries, brokers, or other nominees.

Dividends

The Company has not paid dividends on its Class A Common Stock and does not currently plan to pay any cash dividends in the foreseeable future. In the future, dividends on Class A Common Stock, if any, will be paid at the discretion of the Board, which will consider, among other things, the Company's business, operating results, financial condition, current and expected cash needs, plans for expansion, and any legal or contractual limitations on its ability to pay such dividends.

Unregistered Sales of Equity Securities

During the period covered by this Annual Report on Form 10-K, the Company did not issue any unregistered equity securities, other than pursuant to transactions previously disclosed in the Company's Current Reports on Form 8-K.

Issuer Purchases of Equity Securities

The Company repurchased 60,088 shares of Class A Common Stock and no shares of Class B Common Stock during the period covered by this Annual Report on Form 10-K. The shares of Class A Common Stock were repurchased from an employee of the Company at a price of $0.0001 per share in a transaction approved by the Company's board of directors. During the period covered by this Annual Report on Form 10-K, 87,930 shares of Class A Common Stock were withheld for net share settlement resulting from restricted stock unit award vesting.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the Company's financial condition and results of operations should be read together with its consolidated financial statements and related notes, which are included elsewhere in this Annual Report on Form 10-K.

OVERVIEW AND BUSINESS UPDATE

Cibus is a leading agricultural biotechnology company that uses proprietary gene editing technologies to develop plant traits, which are specific genetic characteristics in the DNA of a plant's seed. These plant traits, or characteristics, influence how a resulting plant functions and/or interacts with its environment.

Cibus' primary business is the development of plant traits for some of the world's major agricultural crops that help address specific productivity, profitability, sustainability, or yield challenges in farming. These plant traits can be licensed to global seed companies where the licensee company will include these traits in their seed products and for that Cibus will receive an annual royalty for seed sold, usually structured as a per-acre planted royalty. This is not a new business model as many companies have developed traits that have been added to seed products and have garnered significant royalties for their developers over many years. Importantly, farmers are well acquainted with the value of these seeds with traits. Cibus' initial focus is on productivity traits, which can be associated with improving crop yields in the face of challenges such as weeds, pests, and diseases, can address environmental challenges with an overall reduction in the use of chemicals like fungicides, insecticides, or fertilizers, or can make crops more adaptable to environmental factors such as heat and drought in the face of climate change. In the near term, Cibus' priority pipeline program centers on Rice herbicide tolerance (HT) traits and sustainable ingredients opportunities.

In summary, 2025 demonstrated advancement of the Company's strategy and the transformative potential of its ***RTDS*** technology platform. Cibus believes it is well positioned at an important inflection point in the agricultural industry with regulatory progress advancing globally, especially with the Company's Rice traits moving into customer germplasm.

The Company has incurred net losses since its inception. As of December 31, 2025, the Company had an accumulated deficit of $858.3 million. The Company's net loss was $132.2 million for the year ended December 31, 2025. As Cibus continues to develop its pipeline of productivity traits and as a result of its limited commercial activities, Cibus expects to continue to incur significant expenses and operating losses for the next several years. Those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year.

January 2025 Registered Direct Offering

In January 2025, the Company (i) issued 4,340,000 shares of its Class A Common Stock and (ii) in lieu of Class A Common Stock issued to Mr. Riggs and other investors, pre-funded warrants (2025 Pre-Funded Warrants) to purchase 4,700,000 shares of Class A Common Stock, in each case, together with an accompanying common warrant (2025 Common Warrants) to purchase up to 4,340,000 shares of Class A Common Stock and 4,700,000 shares of Class A Common Stock, respectively, in a registered direct offering (January 2025 Follow-On Offering). The combined offering price for each share of Class A Common Stock and the accompanying 2025 Common Warrant was $2.50. The combined offering price for each 2025 Pre-Funded Warrant and the accompanying 2025 Common Warrant was $2.4999. The 2025 Common Warrants have an exercise price of $2.50 per share of Class A Common Stock and became exercisable upon approval by Cibus' stockholders on May 22, 2025. The 2025 Common Warrants are exercisable for five years following the May 22, 2025, stockholder approval, subject to beneficial ownership limitations included in the terms of such securities. The 2025 Pre-Funded Warrants were immediately exercisable upon issuance and are exercisable until fully exercised at their exercise price of $0.0001 per share of Class A Common Stock, subject to beneficial ownership limitations. The Company received net proceeds related to the January 2025 Follow-On Offering of approximately $21.4 million after deducting approximately $1.2 million for placement agent commissions and other offering expenses payable by the Company. During the year ended December 31, 2025, 4,300,000 2025 Pre-Funded Warrants were exercised.

Certain investors in the January 2025 Follow-On Offering were, at the time of that offering, holders of outstanding 2024 Common Warrants to purchase up to 1,198,040 shares of Class A Common Stock. The exercise price for the 2024 Common Warrants initially was $10.00 per share (or $10.07 per share, in the case of 2024 Common Warrants issued to Mr. Riggs). Concurrent with the January 2025 Follow-On Offering, the Company agreed to contractual amendments with those certain investors (Warrant Amendment Agreement) to (i) reduce the exercise price of those 2024 Common Warrants to $2.50 per share, (ii) reduce the threshold for satisfaction of the trading condition in respect of the redemption provisions from $20.00 per share to $5.00 per share as well as adding a redemption notice of 30 days, and (iii) extend the termination date of those 2024 Common Warrants held by those certain investors to five years following the closings of the January 2025 Follow-On Offering. The Warrant Amendment Agreement with respect to Mr. Riggs, was conditioned on, and was not effective until, the trading day after the Company obtained the requisite approval from its stockholders, which occurred on May 22, 2025.

June 2025 SEC-Registered Public Offering

In June 2025, the Company issued 15,714,285 shares of its Class A Common Stock including 5,714,286 shares issued to Mr. Riggs (June 2025 Follow-On Offering). The offering price for each share of Class A Common Stock was $1.75. The Company received net proceeds related to the June 2025 Follow-On Offering of approximately $25.0 million after deducting approximately $2.5 million for placement agent commissions and other offering expenses payable by the Company.

January 2026 SEC-Registered Public Offering

In January 2026, the Company issued 14,836,664 shares of its Class A Common Stock including 333,333 shares issued to Mr. Riggs (January 2026 Follow-On Offering). The offering price for each share of Class A Common Stock was $1.50. The Company received net proceeds related to the January 2026 Follow-On Offering of approximately $19.8 million after deducting approximately $2.5 million for underwriting discounts and commissions and certain other offering expenses payable by the Company.

FINANCIAL OPERATIONS OVERVIEW

Revenue

Revenue is recognized from research collaboration agreements, sales of products, from licenses of technology, and from product development activities for customers.

Collaboration and research revenues are primarily related to revenues earned from performance obligations under collaboration arrangements. Pursuant to the terms of the collaboration agreements, the Company receives non-refundable payments for ongoing R&D activities, reimbursements of R&D costs, and milestone payments upon the achievement of certain scientific, regulatory, or commercial milestones. Pursuant to the collaboration agreements, the Company also will receive royalty payments in connection with the sale of commercialized products containing the traits that are subject to those agreements.

In the future, the Company may continue to generate revenue from collaboration and research agreements, but it expects an increasing amount of its revenue to come from royalty payments relating to its trait development activities. The Company is using advanced technologies, including *RTDS*, to develop desirable plant traits for the global seed industry. The Company plans to sell or license its developed traits with royalty revenue from these licensing agreements increasingly becoming its main source of future revenues.

The Company's ability to generate substantial revenue from plant traits depends upon the ability to further expand its Trait Machine process/*RTDS* platforms, which are fundamental for multiple different plant traits. The Company is advancing the licensing for commercialization by seed companies of traits developed using *RTDS*.

Research and Development Expenses

The company's R&D expenses primarily consist of expenses incurred while performing activities to discover and develop potential product candidates and to establish and improve Trait Machine processes/*RTDS* platforms such as:

- personnel costs, including salaries and related benefits, for employees engaged in scientific R&D functions;
- cost of third party contractors and consultants who support its product candidate and Trait Machine process/*RTDS* platform development;
- development costs associated with R&D activities for funded projects;
- development costs associated with seed increases (small-scale and large-scale testing) for productivity trait validation;
- purchases of laboratory supplies and non-capital equipment used for its R&D activities;
- facilities costs, including rent, utilities, and maintenance expenses, allocated to R&D activities; and
- costs of in-licensing or acquiring technology from third parties.

The Company's R&D efforts are driven by the Company's streamlined business focus, allocating its capital resources toward its commercial effort priorities through advancement of Cibus' weed management productivity traits HT1 and HT3 for Rice, biofragrance products program, and its crop based sustainable ingredients work, while enabling future pipeline opportunities. The Company's infrastructure resources are utilized across multiple R&D programs. In addition, employees typically work across multiple R&D programs. The Company manages certain activities, such as field trials and seed production, through third party vendors. Due to the number of ongoing projects and its ability to use resources across several projects, it does not record or maintain information regarding the costs incurred for its R&D programs on a program-specific basis.

The Company's R&D efforts are central to its business and account for a significant portion of its operating expenses. With the Company's streamlined business focus, R&D expenses are expected to decrease for the immediate future. The large-scale field testing and seed increases (small scale and large-scale) for trait validation in the near term will primarily be centered around Rice.

The Company recognizes R&D expenses as they are incurred, primarily due to the uncertainty of future commercial value. At this time, it cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of its current product candidates or any new product candidates that may be identified and developed. The duration, costs, and timing of development of its product candidates are subject to numerous uncertainties and will depend on a variety of factors, including:

- levels of hiring and retaining R&D personnel;
- the extent to which any serious adverse events in its field trials are encountered;

- the impact of any business interruptions to operations or to those of the third parties with whom the Company works with; and
- the impact of any new or changing government regulations related to its product candidates.

Any of these factors could significantly impact the costs, timing, and viability associated with the development of its product candidates.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expense consists primarily of employee-related expenses, such as salaries for its executive, business development, legal, intellectual property, information technology, finance, human resources, and other administrative functions. These costs include legal, professional, and consulting fees for external firms and contractors. All selling and marketing expenses, including advertising expenses and allocated facility costs including rent, utilities, maintenance expenses, and depreciation and amortization, are included in SG&A expense in the accompanying consolidated statements of operations.

Goodwill Impairment

The Company evaluates the carrying value of goodwill for impairment annually as of November 1 each year in accordance with Accounting Standards Codification (ASC) Topic 350, Intangibles—Goodwill and Other, and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, that the fair value of the reporting unit may more likely than not be less than its carrying amount, or if significant adverse changes in the Company's future financial performance occur that could materially impact fair value, a quantitative goodwill impairment test would be required. Additionally, the Company can elect to forgo the qualitative assessment and perform the quantitative test. If the qualitative assessment indicates that the quantitative analysis should be performed, or if management elects to bypass a qualitative assessment, it then evaluates goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill. The quantitative assessment for goodwill requires Cibus to estimate the fair value of its reporting unit using either an income or market approach or a combination thereof. Management makes critical assumptions and estimates in completing impairment assessments of goodwill and other intangible assets. The Company's cash flow projections look several years into the future and include assumptions on variables such as future royalties and operating margins, economic conditions, probability of success, market competition, inflation, and discount rates.

Long-Lived Assets Impairment

The Company evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. The Company reviews the recoverability of the net book value of long-lived assets whenever events and circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition (Triggering Event). In cases where a Triggering Event occurs and undiscounted expected future cash flows are less than the net book value, the Company recognizes an impairment loss equal to an amount by which the net book value exceeds the fair value of the asset.

Royalty Liability Interest Expense - Related Parties

On December 31, 2014, Cibus Global entered into a Warrant Transfer and Exchange Agreement (Warrant Exchange Agreement) and a related Intellectual Property Security Agreement (IP Security Agreement), pursuant to which certain investors, including certain directors of the Company and entities affiliated with directors of the Company (collectively, Royalty Holders), exchanged warrants issued by Cibus Global in previous financing transactions, for the right to receive future royalty payments (Royalty Payments). The Warrant Exchange Agreement and IP Security Agreement remain in place following the Company's acquisition of Cibus Global in the Merger Transactions.

Under the Warrant Exchange Agreement, the Royalty Holders are entitled to future Royalty Payments equal to 10 percent of specified Subject Revenues (as defined in the Warrant Exchange Agreement), actually collected, attributable to product sales, license fees, sublicense payments, distribution fees, milestones, maintenance payments, royalties, and distributions to the Company, arising from products or technology developed using or based upon intellectual property rights in *RTDS* or oligonucleotide directed mutagenesis technology applied in plants, biologicals, animals, and humans, as well as improvements related to such products or technology. Subject Revenues exclude revenues attributable to certain Nucelis product lines (certain applications in microorganisms), amounts received from the sale or disposition of the Company's assets to the extent the purchaser agrees to be bound by the Warrant Exchange Agreement, fair market value payments for Cibus Global capital stock, and revenues attributable to collaboration and research projects. Royalty Payments are contingent because they are based upon the actual cash amounts constituting Subject Revenues that are collected from the Company's customers.

Royalty Payments will not begin until after the first fiscal quarter in which the aggregate Subject Revenues cash inflow during any consecutive 12 month period equals or exceeds $50.0 million, at which point Cibus Global will be obligated to pay all aggregated, but unpaid, Royalty Payments under the Warrant Exchange Agreement. As of December 31, 2025, the amount of aggregated, but unpaid, Royalty Payments is $0.6 million.

The initial term of the Warrant Exchange Agreement runs for 30 years from the date the first Royalty Payment becomes due and may be extended for an additional 30-year term upon written notice and a $100 payment. Pursuant to the IP Security Agreement, Cibus Global's payment and performance obligations under the Warrant Exchange Agreement are secured by a security interest in substantially all of Cibus Global's intellectual property.

The royalty liability - related parties (Royalty Liability) calculation is based on the Company's current estimates of future Subject Revenues collected by the Company from customers and, in turn, expected Royalty Payments based on these Subject Revenues to be paid to Royalty Holders over the life of the arrangement based on 10 percent of the actual Subject Revenues collected. The Warrant Exchange Agreement is on a cash basis meaning that all Royalty Payments to Royalty Holders in a given period are based on cash actually collected by the Company for Subject Revenues in that period. The Company recorded the Royalty Liability obligation at fair value as of May 31, 2023, in connection with the acquisition of Cibus Global, LLC. The Company will periodically reassess the estimated future Royalty Payments using internal projections and external sources. Any change in estimated future Royalty Payments, resulting from changes in Cibus' business model and anticipated Subject Revenues, is recognized prospectively as an adjustment to the effective yield as an increase or decrease to interest expense.

Royalty liability interest expense – related parties (Royalty Liability Interest) is based on the Warrant Exchange Agreement Cibus Global entered into in 2014. See Note 10 to the accompanying consolidated financial statements for further details. The Company expects the contingent Royalty Liability balance to continue to increase each year until the accretion of Royalty Liability interest expense, which increases the Royalty Liability, is outpaced by the expected contingent Royalty Payments due, which decreases the Royalty Liability. Similarly, the Company expects the related non-cash contingent Royalty Liability interest expense it records to increase in conjunction with the underlying Royalty Liability balance. There are risks associated with the Royalty Liability. See "Risk Factors—Risks Related to Cibus' Organization and Operations—Cibus' Royalty Liability may contribute to net losses for Cibus and cause the value for securities of Cibus to fluctuate," included in this Annual Report.

Other Interest Income, net

Other interest income, net is comprised of interest income resulting from investments of cash and cash equivalents and interest expense incurred related to financing lease obligations and notes payable. It is also driven by balances, yields, and timing of financing and other capital raising activities.

Non-Operating Income, net

Non-operating income, net are income or expenses that are not directly related to ongoing operations and are primarily comprised of gains and losses from the fair value adjustment of the Common Warrants (as defined in Note 1 to the accompanying consolidated financial statements).

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025, COMPARED TO THE YEAR ENDED DECEMBER 31, 2024

A summary of the Company's results of operations for the years ended December 31, 2025, and 2024 follows:

	Years Ended December 31,			
In Thousands, except per share and percentage values	**2025**	**2024**	**$ Change**	**% Change**
Revenue	**$ 3,639**	$ 4,262	$ (623)	(15)%
Research and development	**44,198**	50,429	(6,231)	(12)%
Selling, general, and administrative	**26,905**	30,797	(3,892)	(13)%
Goodwill impairment	**20,950**	181,432	(160,482)	(88)%
Long-lived assets impairment	**9,115**	—	9,115	NM
Loss from operations	**(97,529)**	(258,396)	160,867	62 %
Royalty liability interest expense - related parties	**(35,481)**	(34,190)	(1,291)	(4)%
Other interest income, net	**438**	631	(193)	(31)%
Non-operating income, net	**400**	9,271	(8,871)	(96)%
Loss before income taxes	**(132,172)**	(282,684)	150,512	53 %
Income tax expense	**(29)**	(29)	—	— %
Net loss	**$ (132,201)**	$ (282,713)	$ 150,512	53 %
Net loss attributable to noncontrolling interest and redeemable noncontrolling interest	**(5,116)**	(31,325)	26,209	84 %
Net loss attributable to Cibus, Inc. stockholders	**$ (127,085)**	$ (251,388)	$ 124,303	49 %
Basic and diluted net loss per share of Class A common stock	**$ (2.78)**	$ (10.83)	$ 8.05	74 %

NM – not meaningful

Revenue

Revenue was $3.6 million in 2025, a decrease of $0.6 million from 2024. The decrease was driven by amounts earned from collaboration agreements related to contract research for Rice and Sustainable Ingredients.

Research and Development Expense

R&D expense was $44.2 million in 2025, a decrease of $6.2 million from 2024. The decrease was primarily due to cost reduction initiatives.

Selling, General, and Administrative Expense

SG&A expense was $26.9 million in 2025, a decrease of $3.9 million from 2024. The decrease was primarily due to cost reduction initiatives partially offset by a $2.6 million litigation liability (see Note 9 for further details).

Goodwill Impairment

Goodwill impairment was $21.0 million in 2025, a decrease of $160.5 million from 2024. The decrease was due to the impairment of goodwill resulting from fair value assessments, based on the decline of the Company's stock price, performed in the first quarter of 2025 and in the third quarter of 2024.

Long-Lived Assets Impairment

Long-lived assets impairment was $9.1 million in 2025, an increase of $9.1 million from 2024. The increase was due to the impairment of long-lived assets related to the wind-down activities of the Roseville, Minnesota facility.

Royalty Liability Interest Expense - Related Parties

Royalty liability interest expense - related parties was $35.5 million in 2025, an increase of $1.3 million from 2024. The increase is driven by the recognition of interest expense on the accumulating Royalty Liability balance.

Other Interest Income, net

Other interest income, net was $0.4 million in 2025, a decrease of $0.2 million from 2024. The decrease was driven by lower cash

balances.

Non-Operating Income, net

Non-operating income, net was $0.4 million in 2025, a decrease of $8.9 million from 2024. The decrease was driven by the fair value adjustment of Common Warrants (as defined in Note 1 to the accompanying consolidated financial statements).

Net Loss Attributable to Noncontrolling Interest and Redeemable Noncontrolling Interest

Net loss attributable to noncontrolling interest and redeemable noncontrolling interest was $5.1 million in 2025, a decrease in net loss attributable to noncontrolling interest and redeemable noncontrolling interest of $26.2 million from 2024. The decrease in net loss attributable to noncontrolling interest and redeemable noncontrolling interest is a result of less Up-C Units, as the amount for the period is based on the percentage of Cibus Global that is not owned by Cibus, Inc.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Company's primary source of liquidity is its cash and cash equivalents, with additional capital resources accessible from the capital markets, subject to market conditions and other factors, including limitations that may apply to the Company under applicable Nasdaq regulations.

The Company's liquidity funds its non-discretionary cash requirements and its discretionary spending. The Company has contractual obligations related to recurring business operations, primarily related to lease payments for its corporate and laboratory facilities. The Company's principal discretionary cash spending is for salaries, capital expenditures, short-term working capital payments, and professional and other transaction-related expenses incurred as the Company pursues additional financing. Until the Company is able to obtain additional public or private financing, it currently expects to satisfy its near-term requirements with existing cash on hand.

As of December 31, 2025, the Company had $9.9 million of cash and cash equivalents. Current liabilities were $16.9 million as of December 31, 2025. The Company incurred a net loss of $132.2 million for the year ended December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $858.3 million and expects to continue to incur losses in the future.

Cash Flows from Operating Activities

			Years Ended December 31,			
In Thousands, except percentage values		2025		2024	$ Change	% Change
Net loss	$	(132,201)	$	(282,713) $	150,512	53 %
Royalty liability interest expense - related parties		35,481		34,190	1,291	4 %
Goodwill impairment		20,950		181,432	(160,482)	(88)%
Long-lived assets impairment		9,115		—	9,115	NM
Depreciation and amortization		5,923		6,859	(936)	(14)%
Stock-based compensation		8,188		10,750	(2,562)	(24)%
Loss on disposal of assets, net		41		335	(294)	(88)%
Change in fair value of liability classified Class A common stock warrants		(447)		(9,301)	8,854	95 %
Other		38		22	16	73 %
Changes in operating assets and liabilities		2,321		383	1,938	506 %
Net cash used in operating activities	$	(50,591)	$	(58,043) $	7,452	13 %

NM – not meaningful

Net cash used in operating activities was $50.6 million in 2025, a decrease in cash used of $7.5 million from 2024. The decrease in cash used is driven by a $5.5 million decrease in net loss primarily due to cost reduction initiatives which included decreases of $3.6 million in professional fees, $2.7 million related to personnel expense, $1.2 million in lab supplies, and $0.7 million from the exit of a lease in August 2025. These decreases in net loss were offset by a $2.6 million repayment of insurance coverage proceeds previously awarded to the Company and $0.2 million higher rent paid in 2025 for the San Diego headquarters due to the end of the rent abatement. The decrease in cash used was also due to an increase of $1.9 million from the changes in operating assets and liabilities, which is a result of $1.0 million lower accounts receivable, $0.5 million lower prepaid expenses and other current assets, $0.2 million lower other assets and liabilities, net, and $0.2 million in higher right-of-use (ROU) assets and lease liabilities mostly resultant from the lease extension for the San Diego headquarters.

Cash Flows from Investing Activities

						Years Ended December 31,			
In Thousands, except percentage values		2025		2024		$ Change		% Change	
Purchases of property, plant, and equipment	$	(578)	$	(808)	$	230		28 %	
Net cash used in investing activities	$	(578)	$	(808)	$	230		28 %	

Net cash used in investing activities was $0.6 million in 2025, a decrease of $0.2 million from 2024. The decrease in cash used was driven by a decrease in purchases of property, plant, and equipment from the prior year.

Cash Flows from Financing Activities

						Years Ended December 31,			
In Thousands, except percentage values		2025		2024		$ Change		% Change	
Proceeds from issuances of securities	$	50,100	$	43,902	$	6,198		14 %	
Costs incurred related to issuances of securities		(2,202)		(2,211)		9		— %	
Payment of taxes related to restricted stock units withheld from employees		(142)		(214)		72		34 %	
Proceeds from issuance of notes payable		—		204		(204)		(100)%	
Repayments of financing lease obligations		(113)		(171)		58		34 %	
Repayments of notes payable		(995)		(912)		(83)		(9)%	
Net cash provided by financing activities	$	46,648	$	40,598	$	6,050		15 %	

Net cash provided by financing activities was $46.6 million in 2025, an increase of $6.1 million from 2024. The increase was primarily due to an increase of $6.2 million of net proceeds from additional capital raised in 2025.

Capital Resources

The Company's primary source of liquidity is its cash and cash equivalents, with additional capital resources accessible, subject to market conditions and other factors, including limitations that may apply to the Company under applicable Nasdaq and SEC regulations, from the capital markets, including through stock offerings of common stock or other securities, which may be implemented pursuant to the Company's effective registration statement on Form S-3.

The Company has recently completed the following capital raising transactions:

- In January 2025, the Company (i) issued 4,340,000 shares of its Class A Common Stock and (ii) in lieu of Class A Common Stock issued to Mr. Riggs and other investors, pre-funded warrants (2025 Pre-Funded Warrants) to purchase 4,700,000 shares of Class A Common Stock, in each case, together with an accompanying common warrant (2025 Common Warrants) to purchase up to 4,340,000 shares of Class A Common Stock and 4,700,000 shares of Class A Common Stock, respectively, in a registered direct offering (January 2025 Follow-On Offering). The combined offering price for each share of Class A Common Stock and the accompanying 2025 Common Warrant was $2.50. The combined offering price for each 2025 Pre-Funded Warrant and the accompanying 2025 Common Warrant was $2.4999. The 2025 Common Warrants have an exercise price of $2.50 per share of Class A Common Stock and became exercisable upon approval by Cibus' stockholders on May 22, 2025. The 2025 Common Warrants are exercisable for five years following the May 22, 2025, stockholder approval, subject to beneficial ownership limitations included in the terms of such securities. The 2025 Pre-Funded Warrants were immediately exercisable upon issuance and are exercisable until fully exercised at their exercise price of $0.0001 per share of Class A Common Stock, subject to beneficial ownership limitations. The Company received net proceeds related to the January 2025 Follow-On Offering of approximately $21.4 million after deducting approximately $1.2 million for placement agent commissions and other offering expenses payable by the Company. During the year ended December 31, 2025, 4,300,000 2025 Pre-Funded Warrants were exercised.

  Certain investors in the January 2025 Follow-On Offering were, at the time of that offering, holders of outstanding 2024 Common Warrants to purchase up to 1,198,040 shares of Class A Common Stock. The exercise price for the 2024 Common Warrants initially was $10.00 per share (or $10.07 per share, in the case of 2024 Common Warrants issued to Mr. Riggs). Concurrent with the January 2025 Follow-On Offering, the Company agreed to contractual amendments with those certain investors (Warrant Amendment Agreement) to (i) reduce the exercise price of those 2024 Common Warrants to $2.50 per share, (ii) reduce the threshold for satisfaction of the trading condition in respect of the redemption provisions from $20.00 per share to $5.00 per share as well as adding a redemption notice of 30 days, and (iii) extend the termination date of those 2024 Common Warrants held by those certain investors to five years following the closings of the January 2025 Follow-On Offering. The Warrant Amendment Agreement with respect to Mr. Riggs, was conditioned on, and was not effective until, the trading day after the Company obtained the requisite approval from its stockholders, which occurred on May 22, 2025.

- In June 2025, the Company issued 15,714,285 shares of its Class A Common Stock including 5,714,286 shares issued to Mr. Riggs (June 2025 Follow-On Offering). The offering price for each share of Class A Common Stock was $1.75. The Company received net proceeds related to the June 2025 Follow-On Offering of approximately $25.0 million after deducting approximately $2.5 million for placement agent commissions and other offering expenses payable by the Company.

- In the January 2026 Follow-On Offering, the Company issued 14,836,664 shares of its Class A Common Stock including 333,333 shares issued to Mr. Riggs. The offering price for each share of Class A Common Stock was $1.50. The Company received net proceeds related to the January 2026 Follow-On Offering of approximately $19.8 million after deducting approximately $2.5 million for underwriting discounts and commissions and certain other offering expenses payable by the Company.

Operating Capital Requirements

The Company has incurred losses since its inception. The Company's net loss was $132.2 million and cash used in operating activities was $50.6 million for the year ended December 31, 2025.

As of December 31, 2025, the Company had $9.9 million of cash and cash equivalents. Current liabilities were $16.9 million as of December 31, 2025.

In the fourth quarter of 2024, Cibus announced a restructuring initiative (Restructuring Initiative), which included a reduction in its workforce. The Restructuring Initiative instituted cost reduction actions designed to preserve capital resources for the advancement of its streamlined priority objectives, which initiatives include reductions in expenditures for consultants and other third party service providers, organizational restructuring and related talent optimization, and streamlining of rent and facility expenses, including the non-renewal of the lease for the Company's trait development facility for editing plants in San Diego, California upon expiration in August 2025.

In June 2025, building on efficiencies introduced through the Restructuring Initiative to date, the Company announced further streamlining of its operational focus to preserve capital resources and concentrate its working capital expenditures on the commercial advancement of the Company's weed management traits for Rice.

On July 21, 2025, the Board approved a reduction in workforce of approximately 34 full-time employees as a pivotal step in implementing the Company's streamlined business focus. The Company communicated the workforce reduction to affected employees on July 23, 2025. The Company completed this reduction in workforce as of December 31, 2025. In the fourth quarter of 2025, the Company began to wind-down operations at its Roseville, Minnesota facility and the Company took substantive steps to sublease the facility.

On March 12, 2026, in furtherance of the Company's Board-approved streamlining efforts, the Company conducted an additional reduction in workforce of 15 full-time employees, effective as of March 13, 2026. The Company estimates that it will incur approximately $0.4 million of one-time cash payments in the first quarter of 2026, of which approximately $0.3 million is related to accrued vacation and approximately $0.1 million is related to one-time severance expense. In addition, the Company estimates, based on Cibus' closing stock price on March 13, 2026, one-time non-cash stock compensation expense of approximately $0.5 million related to accelerated stock awards in the first quarter of 2026.

In light of these streamlining cost reduction actions, the Company anticipates reducing its annual net cash usage to approximately $30.0 million or less during the course of 2026. The Company anticipates that such efforts will contribute toward improved cash flow and financial stability. The Company is in the process of completing the consolidation of its core operations to San Diego, CA while prioritizing resources toward advancing its Rice programs and completing ongoing non-Rice activities that are not partner-funded, while deferring non-partner-funded activities outside of Rice, such as field testing.

The Company has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Over the longer term and until the Company can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; (iii) government or other third party funding (iv) public or private equity or debt financings (which may include a future at-the-market financing facility or other continuous offering facility), or (v) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and near-term additional capital may not be available on reasonable terms, if at all.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

The Company's ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing (which may include a future at-the-market financing facility or other continuous offering facility), obtain government or private grants and other similar types of funding, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue. The Company believes that its cash and cash equivalents as of December 31, 2025, is not sufficient to fund its operations for a period of 12 months or more from the date of this filing. Taking into account the approximately $19.8 million net proceeds raised in January 2026 and the impact of cost saving initiatives implemented through the date of this Annual Report on Form 10-K and without giving effect to potential financing transactions Cibus is pursuing, Cibus expects that existing cash and cash equivalents is sufficient to fund planned operating expenses and capital expenditure requirements into late in the third quarter of 2026. The Company's assessment of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. The Company has based this estimate on assumptions that may prove to be wrong. Circumstances and business conditions may change that would require the Company to use its cash resources for purposes beyond those that are currently forecast. Any such unexpected uses of cash resources necessarily shorten the Company's cash runway, as projected without taking into account such matters. In addition, changes in market conditions, including market volatility arising out of dynamic and shifting global trade policies, may reduce the Company's opportunities to raise additional capital, including through the public or private capital markets.

The Company will need to raise additional capital to support its business plans to continue as a going concern within one year after the date that the accompanying consolidated financial statements are issued. If the Company is unable to raise additional capital in a sufficient amount or on acceptable terms in the near term, the Company may have to implement additional, more stringent cost reduction measures to manage liquidity, and the Company may have to significantly delay, scale back, or cease operations, in part or in full. If the Company raises additional funds through the issuance of additional debt or equity securities, including as part of a strategic alternative, it could result in substantial dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of the Company's shares of common stock. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the issuance of the consolidated financial statements included in this Annual Report. Any of these events could impact the Company's business, financial condition, and prospects.

The Company's financing needs are subject to change depending on, among other things, the success of its trait and product development efforts, the effective execution of its business model, its revenue, and its efforts to effectively manage expenses. The effects of macroeconomic events and potential geopolitical developments on the financial markets and broader economic uncertainties may make obtaining capital through equity or debt financings more challenging and may exacerbate the risk that such capital, if available, may not be available on terms acceptable to the Company.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENCIES

In evaluating the Company's planned operating expenses and capital expenditure requirements, Cibus takes into account key contractual obligations and commitments, including with respect to notes payable relating to its financing of certain fixed assets and the lease obligations relating to its facilities.

During the year ended December 31, 2025, based on an unexpected decision from the Ninth Circuit Court of Appeals, the Company agreed to a repayment of insurance coverage proceeds previously awarded to the Company in the amount of $2.6 million for litigation expense. This amount was paid in the fourth quarter of 2025 and recorded within SG&A in the accompanying consolidated statement of operations and comprehensive loss.

Notes Payable

See Note 5 to the accompanying financial statements for further details on the Company's notes payable.

Royalty Liability - Related Parties

The company assumed the Royalty Liability as part of the Merger Transactions. See Note 10 to the accompanying financial statements for further details.

Cibus Non-Profit Foundation

During 2022, Cibus Global created the Cibus Charitable Foundation, Inc., a nonprofit legal entity (the Cibus Non-Profit Foundation). As of December 31, 2025, the Cibus Non-Profit Foundation has not received any donations or commenced operations. The Company is obligated to make donations to the Cibus Non-Profit Foundation each fiscal year at a rate of 1.0 percent of all net royalty revenue in the applicable fiscal year that is equal to or greater than $100 million up to, and including, $1.0 billion, and then steps up to 2.0 percent in respect of any portion of such net royalty revenue in excess of $1.0 billion. For purposes of this calculation, net royalty revenue refers to all royalty payments received by the Company, net of all taxes (other than income taxes) and all amounts payable pursuant to the Royalty

Liability. The donation payable by the Company may be reduced, including to zero, to the extent necessary to comply with any covenant or obligation in any instrument evidencing third party indebtedness, to permit a financing to occur, to preclude undercapitalization, to satisfy working capital requirements or provide for strategic needs of the Company, to ensure timely payment of the Company's liabilities and debts to third parties as they become due, or to comply with applicable law. The Company has agreed not to enter any change of control transaction unless the surviving entity assumes the obligation to pay such donations to the Cibus Non-Profit Foundation.

This obligation is contingent upon the Cibus Non-Profit Foundation obtaining and maintaining its status as a 501(c)(3) charitable organization, although such registration has not yet been achieved. The Cibus Non-Profit Foundation must use all donations received consistent with its mission statement: to drive sustainable agriculture and sustainable agricultural communities in the developing world. Accordingly, as of December 31, 2025, the Company had not recorded a liability related to its obligations to the Cibus Non-Profit Foundation within the accompanying consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The accompanying discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements and the related disclosures, which have been prepared in accordance with United States GAAP. The preparation of these consolidated financial statements requires the Company to make estimates, assumptions, and judgments that affect the reported amounts in its consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the policies discussed in Note 1, Nature of Business & Summary of Significant Accounting Policies, are the most critical to an understanding of its financial condition and results of operations because they require it to make estimates, assumptions, and judgments about matters that are inherently uncertain.

Royalty Liability - Related Parties

On December 31, 2014, Cibus Global entered into the Warrant Transfer and the related IP Security Agreement, pursuant to which the Royalty Holders exchanged warrants issued by Cibus Global in previous financing transactions, for the right to receive future Royalty Payments. The Warrant Exchange Agreement and IP Security Agreement remain in place following the Company's acquisition of Cibus Global in the Merger Transactions.

Under the Warrant Exchange Agreement, the Royalty Holders are entitled to future Royalty Payments equal to 10 percent of specified Subject Revenues actually collected, attributable to product sales, license fees, sublicense payments, distribution fees, milestones, maintenance payments, royalties, and distributions to the Company, arising from products or technology developed using or based upon intellectual property rights in *RTDS* or oligonucleotide directed mutagenesis technology applied in plants, biologicals, animals, and humans, as well as improvements related to such products or technology. Subject Revenues exclude revenues attributable to certain Nucelis product lines (certain applications in microorganisms), amounts received from the sale or disposition of the Company's assets to the extent the purchaser agrees to be bound by the Warrant Exchange Agreement, fair market value payments for Cibus Global capital stock, and revenues attributable to collaboration and research projects. Royalty Payments are contingent because they are based upon the actual cash amounts constituting Subject Revenues that are collected from the Company's customers.

Royalty Payments will not begin until after the first fiscal quarter in which the aggregate Subject Revenues cash inflow during any consecutive 12 month period equals or exceeds $50.0 million, at which point Cibus Global will be obligated to pay all aggregated, but unpaid, Royalty Payments under the Warrant Exchange Agreement. As of December 31, 2025, the amount of aggregated, but unpaid, Royalty Payments is $0.6 million.

The initial term of the Warrant Exchange Agreement runs for 30 years from the date the first Royalty Payment becomes due and may be extended for an additional 30-year term upon written notice and a $100 payment. Pursuant to the IP Security Agreement, Cibus Global's payment and performance obligations under the Warrant Exchange Agreement are secured by a security interest in substantially all of Cibus Global's intellectual property.

The Royalty Liability calculation is based on the Company's current estimates of future Subject Revenues collected by the Company from customers and, in turn, expected Royalty Payments based on these Subject Revenues to be paid to Royalty Holders over the life of the arrangement based on 10 percent of the actual Subject Revenues collected. The Warrant Exchange Agreement is on a cash basis meaning that all Royalty Payments to Royalty Holders in a given period are based on cash actually collected by the Company for Subject Revenues in that period. The Company recorded the Royalty Liability obligation at fair value as of May 31, 2023, in connection with the acquisition of Cibus Global, LLC. The Company will periodically reassess the estimated future Royalty Payments using internal projections and external sources. Any change in estimated future Royalty Payments, resulting from changes in Cibus' business model and anticipated Subject Revenues, is recognized prospectively as an adjustment to the effective yield as an increase or decrease to interest expense.

Goodwill

The Company evaluates the carrying value of goodwill for impairment annually as of November 1 each year in accordance with ASC Topic 350, Intangibles Goodwill and Other, and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, that the fair value of the reporting unit may more likely than not be less than its carrying amount, or if significant adverse changes in the Company's future financial performance occur that could materially impact fair value, a quantitative goodwill impairment test would be required. Additionally, the Company can elect to forgo the qualitative assessment and perform the quantitative test. If the qualitative assessment indicates that the quantitative analysis should be performed, or if management elects to bypass a qualitative assessment, it then evaluates goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount, including goodwill. The quantitative assessment for goodwill requires Cibus to estimate the fair value of its reporting unit using either an income or market approach or a combination thereof. Management makes critical assumptions and estimates in completing impairment assessments of goodwill and other intangible assets. The Company's cash flow projections look several years into the future and include assumptions for certain variables, such as future royalties and operating margins, economic conditions, probability of success, market competition, inflation, and discount rates.

During the first quarter of 2025, the Company experienced a Triggering Event and assessed its goodwill for impairment. The Company considered the decline in its stock price since its last assessment of goodwill and concluded it was more likely than not that its goodwill would be impaired. The Company then performed a quantitative analysis and concluded that its goodwill was impaired. Management makes critical assumptions and estimates in completing impairment assessments of goodwill. The Company utilized the discounted cash flow method to calculate the fair value of the reporting unit. The Company utilized its most recent cash flow projections in combination with the Company's stock price as of March 31, 2025, to calculate the fair value of the reporting unit using a long-term growth rate of 3 percent and a discount rate of 47 percent, which is considered a Level 3 fair value measurement. The Company determined its goodwill was impaired by $21.0 million for the three months ended March 31, 2025, which is recorded in the accompanying consolidated statements of operations for the year ended December 31, 2025.

The Company began its annual impairment test by performing the step zero qualitative assessment. Based on its assessment of qualitative factors since its last review on March 31, 2025, the Company concluded it was not more likely than not that the carrying values of its reporting unit exceeded its fair value.

During the year ended December 31, 2024, the Company determined its goodwill was impaired by $181.4 million, which was recorded in the accompanying consolidated statements of operations.

Long-Lived Assets

The Company evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. The Company reviews the recoverability of the net book value of long-lived assets upon a Triggering Event. In cases where a Triggering Event occurs and undiscounted expected future cash flows are less than the net book value, the Company recognizes an impairment loss equal to an amount by which the net book value exceeds the fair value of the asset. During the first quarter of 2025, the Company experienced a Triggering Event and assessed its long-lived assets for impairment and concluded the undiscounted future cash flows for these assets exceeded their net book values. As a result, the asset group was recoverable. During the fourth quarter of 2025, the Company evaluated its operating lease ROU assets, leasehold improvements, and fixed assets related to its Roseville, Minnesota facility for impairment based on the planned wind-down and potential sublease of the property. As a result of its assessment, the Company determined the assets were impaired and recognized an impairment loss of $9.1 million related to the assets at the Roseville, Minnesota facility. The Company's cash flow projections look several years into the future and include assumptions on variables such as market rental rates, lease terms, discount rate, and variable lease costs. The Company did not recognize any impairment losses related to long-lived assets or finite-lived intangible assets for the year ended December 31, 2024.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For more information on recently issued accounting pronouncements, see the Company's consolidated financial statements and footnotes on page F-1 and specifically Note 1.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, the Company is not required to provide information for this item.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and related financial statement schedules required to be filed are listed in the Index to Consolidated Financial Statements on page F-1 hereto and are incorporated herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Management's Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to Management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on an evaluation under the supervision and with the participation of the Company's management, its principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's management, including its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework set forth in the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on an evaluation under the 2013 Framework, Management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Inherent Limitations on Controls and Procedures

The Company's management, including the principal executive officer and principal financial officer, does not expect that its disclosure controls and procedures and its internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can only provide reasonable assurances that the objectives of the control system are met. The design of a control system reflects resource constraints; the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, for the Company have been or will be detected. As these inherent limitations are known features of the disclosure and financial reporting processes, it is possible to design into the processes safeguards to reduce, though not eliminate, these risks. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. While the Company's disclosure controls and procedures and its internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives, there can be no assurance that any design will succeed in achieving its stated goals under all future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Director and Officer Trading Arrangements

During the Company's fiscal quarter ended December 31, 2025, none of the Company's directors or officers adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Regulation 408(a) of Regulation S-K).

Streamlined Business Focus and Reduction in Workforce

On March 12, 2026, in furtherance of the Company's Board-approved streamlining efforts, the Company conducted an additional reduction in workforce of 15 full-time employees in connection with the Company's previously announced streamlined business focus, prioritizing its nearest-term and currently funded commercial opportunities, effective as of March 13, 2026. The Company estimates that it will incur approximately $0.4 million of one-time cash payments in the first quarter of 2026, of which approximately $0.3 million is related to accrued vacation and approximately $0.1 million is related to one-time severance expense. In addition, the Company estimates, based on Cibus' closing stock price on March 13, 2026, one-time non-cash stock compensation expense of approximately $0.5 million related to accelerated stock awards in the first quarter of 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

Other than the biographies below, which are presented for the Company's directors and officers as of the date of this Annual Report on Form 10-K, the information required by this item concerning the Company's directors, executive officers, and corporate governance matters (including with respect to its insider trading policies and procedures) is incorporated by reference to the Company's 2026 Proxy Statement.

Biographies of Directors and Officers

Peter Beetham, Ph.D. is Cibus' co-founder and serves as its Interim Chief Executive Officer, President, and Chief Operating Officer. Dr. Beetham also serves on Cibus' Board. Previously, Dr. Beetham served as Cibus' Chief Executive Officer, Senior Vice President of Research and Development and in other executive capacities. Dr. Beetham has over 30 years of experience in agriculture. Prior to joining Cibus, Dr. Beetham was Research Director of the Plant and Industrial Products Division at ValiGen and a Senior Scientist at Kimeragen where he led research teams exploring gene targeting. Part of his extensive research experience was at the Boyce Thompson Institute at Cornell University, where he was a postdoctoral scientist and one of the pioneers of the early work that led to Cibus' *RTDS* technologies. Dr. Beetham was employed by the Department of Agriculture and Rural Affairs, Victoria, Australia from 1985 to 1992. He served as a scientific officer based at the Plant Research Institute, working with research groups throughout Southeast Asia and the South Pacific. Dr. Beetham received his Ph.D. in Plant Molecular Virology from QUT in Brisbane, Australia and is a B.Sc. (Hons) graduate of Monash University, Melbourne, Australia. The Company believes Dr. Beetham's expertise in the agricultural industry, and his role as Cibus' co-founder, qualifies him to serve on the Board.

Greg Gocal, Ph.D. is Cibus' co-founder and serves as its Chief Scientific Officer and Executive Vice President since 2016. Prior to that, from 2014 to 2016, he served as Cibus' Senior Vice President of Research and Development, and from 2010 to 2014 served as Vice President of Research. In 2000, Dr. Gocal joined an innovative cross disciplinary team at ValiGen, Cibus' predecessor, as the lead molecular biologist. Within the Plant and Industrial Products Division, his team began developing the *RTDS* suite of technologies in plant and microbial systems in what was then the nascent field that has become gene editing. Continuing this focus and enabling Cibus' technologies and product pipeline, Dr. Gocal has held various research management positions. Dr. Gocal has studied many aspects of plant biology. He was awarded undergraduate and graduate degrees from the University of Calgary. He worked at CSIRO Plant Industry in Canberra, Australia where he received his Ph.D. in Plant Molecular Biology from the Australian National University, then continued studying in this field as a postdoctoral scientist at the Salk Institute for Biological Studies in La Jolla, California.

Cornelis (Carlo) Broos serves as Cibus' Chief Financial Officer. Mr. Broos was appointed to serve as Chief Financial Officer, effective as of September 18, 2025, after serving as the Company's Interim Chief Financial Officer since October 2024. Mr. Broos has served as Senior Vice President of Finance of the Company since 2024 and has significant public finance, accounting and audit experience. Mr. Broos previously served as the Company's Vice President of Finance and Business Development after joining the Company in 2011. Before joining the Company, Mr. Broos served as the Head of Finance (Services) for Syngenta Europe Africa Middle East from 2008 to 2011, as CFO Netherlands and CFO Belgium for Syngenta from 2005 to 2008, as Group Controller for Advanta from 2002 to 2005 and as Audit Manager at Deloitte (Netherlands) from 1995 to 2002. Mr. Broos completed a Master of Science in Business Administration from Radboud University in 1995 and completed a post-master program in accountancy at Tilburg University in the Netherlands in 1999, becoming Registered Accountant (the equivalent of a CPA) in the Netherlands.

Noel Sauer, Ph.D. serves as Cibus' Senior Vice President of Research since 2021. Prior to that, she served as Cibus' Vice President of Research from 2017 to 2021, and from 2010 to 2017 as research leadership in several progressive roles primarily focused on enabling, advancing, and expanding Cibus' core *RTDS* suite of technologies. At Cibus, she has nucleated the technology development department and led teams toward the development of non-transgenic traits in commercially relevant crops through advancements in the field of precision plant breeding. Prior to joining Cibus, in 2010 at Illumina in San Diego, California, Dr. Sauer helped develop technologies for the Bill and Melinda Gates Foundation to detect endemic pathogens in clinical samples in third world countries. From 2007 to 2009, Dr.

Sauer helped lead the platform development efforts at Cequent Pharmaceuticals in Cambridge, Massachusetts, enabling their novel therapeutic technology, tkRNAi, to treat many human diseases such as inflammatory bowel disease and in colon-cancer prevention. Dr. Sauer earned her B.S. degree in Biological Sciences from the University of Southern California, and a doctoral degree in Microbiology and Molecular Genetics from Harvard University. For her postdoc, Dr. Sauer joined Massachusetts General Hospital, Harvard Medical School, studying host-pathogen interactions.

Jason Stokes, Esq. serves as Cibus' Chief Administrative Officer, General Counsel, and Corporate Secretary since August of 2025 after serving as the Company's Chief Legal Officer, General Counsel, and Corporate Secretary since February of 2024, Previously, Mr. Stokes served as Chief Legal Officer, General Counsel and Corporate Secretary of Compute North, an operator of cryptocurrency data mining centers, from 2022 to 2023 (where he shepherded Compute North through their Chapter 11 bankruptcy proceedings), as Chief Legal Officer, General Counsel and Secretary of SkyWater Technology (Nasdaq: SKYT), a semi-conductor manufacturing company, from 2021 to 2022, and in several progressive roles at Pentair plc (NYSE: PNR), a water solutions and management company, including Vice President, Corporate Law & Compliance from 2015 to 2018, Associate General Counsel, Corporate from 2012 to 2015 and as Associate General Counsel, M&A from 2011 to 2012. Mr. Stokes was also self-employed as a contracted outside general counsel for several companies from 2018 to 2021. Furthermore, Mr. Stokes served as General Counsel, Hearth & Home Technologies from 2007 to 2011, as an Attorney at The Scoular Company from 2004 to 2007 and as an Associate at the law firm Lindquist & Vennum PLLP from 1999 to 2004. Prior to his legal career, Mr. Stokes was an officer in the United States Navy, serving on active duty from 1993 to 1999. Mr. Stokes has significant corporate and securities law, governance, M&A, commercial law and general legal and leadership experience, in both public and private companies. Mr. Stokes received his Juris Doctor from Georgetown University Law Center and his Bachelor of Science in Mechanical Engineering from the University of Notre Dame.

Rory Riggs serves on Cibus' Board. Mr. Riggs is Cibus' co-founder and served as its Chief Executive Officer from October 2021 until February 2025 and as Chairman of the Board until August 6, 2025. Mr. Riggs is a co-founder, director and former chair of the investment committee of Royalty Pharma, an investment company focused on drug royalties; and founder and Chief Executive Officer of Locus Analytics, LLC, and of Syntax, LLC, data analytics and Fintech companies based on a new information technology platform for economics, business and portfolio management. Mr. Riggs has served as President and a director of Biomatrix, Inc. (acquired by Genzyme Corp.); Chief Executive Officer of RF&P Corporation, an investment company owned by the State of Virginia Retirement System; and a managing director in PaineWebber's mergers and acquisitions department. Mr. Riggs was a co-founder and Managing Member of Scientia Venture's predecessor, New Venture Funds, a venture fund focused on healthcare, and served on the board of FibroGen, Inc. (co-founder, publicly-traded). Mr. Riggs currently serves on the boards of StageZero Life Sciences Ltd.; and eReceivables (private). Mr. Riggs graduated from Middlebury College and holds an M.B.A. from Columbia University. The Company believes that Mr. Riggs' significant experience in the biopharmaceutical and biotechnology industries, and his founding and leading of Cibus' business, qualifies him to serve on the Board.

Mark Finn serves on Cibus' Board and is Chairman of the Board. Mr. Finn was made Chairman of the Board on August 6, 2025. Mr. Finn has been the Chair and Chief Executive Officer of the Vantage Consulting Group since August 1985. Mr. Finn's previous involvements include the Virginia National Bank, the State of Virginia Retirement Plan's Investment Advisory Committee, and the Board of Trustees of the Virginia Retirement System. Mr. Finn also chaired the Operations Advisory Committee for the State of Alaska Retirement System. Mr. Finn is also former Chair of the Board of Directors of RF&P Corporation, a privately held railroad and real estate company. Currently Mr. Finn serves on the advisory board of Auven Therapeutics, a private equity company focused on life science investment, as well as on the board of managers of the Managing Member of New Ventures I, LLC, a venture capital fund investing in biotechnology related entities, and New Ventures Select, LLC, a pharmaceutical royalty fund, as well as the New Ventures III, LLC, Vantage Multi-Strategy Fund, LP, New Ventures III VO, LLC, New Ventures as Solutions, LLC and New Ventures as Solutions II, LLC Managing Member boards. He also is a Director of Enterin Inc. (private), a life sciences company focused on Parkinson's disease. Mr. Finn serves as an independent director on the Legg Mason Partners Fund Board. He has taught at the University of Virginia Graduate Business School and the College of William and Mary's Mason School of Business, where he received his M.B.A. in 1987. The Company believes that Mr. Finn's leadership role in its development and growth, and his experience in the life sciences investment space, qualifies him to serve on the Board.

Jean-Pierre Lehmann serves on Cibus' Board. Mr. Lehmann has been a private investor for the past 30 years, with a diversified portfolio in venture capital, private equity, as well as hotels and commercial and residential real estate in the United States. Prior to this, Mr. Lehmann resided in Geneva, Switzerland, where he managed portfolios for Morval Bank and its holding company. He previously oversaw a diversified holding company for Edmond de Rothschild. Mr. Lehmann is a graduate of the L'École des Hautes Études Commerciales in Paris and holds an M.B.A. from Harvard Business School; he was also an officer in the French Navy. The Company believes that Mr. Lehmann's extensive background in financial investments brings valuable skills to the Board and qualifies him to serve on the Board.

Gerhard Prante, Ph.D. serves on Cibus' Board. Dr. Prante became Head of the Agriculture division of Hoechst AG in 1985. After forming AgrEvo GmbH (a joint venture of Hoechst AG and Schering AG), he served as its Chief Executive Officer and Chair of the Board. Following the merger of Hoechst and Rhone Polenc into Aventis SE, Dr. Prante served as Deputy Chief Executive Officer of Aventis CropScience (which was later acquired by Bayer AG). He then worked as an industry consultant, and served on several boards, including Bayer CropScience AG, Gerresheimer AG, Allessa GmbH and Direvo Industrial Biotechnology GmbH. He studied Agriculture at Kiel University in Germany, and finished his Ph.D. in Agricultural Sciences in 1970. Dr. Prante has served on numerous industry associations, at times as their president, including German Crop Protection and Fertilizer Association (IVA), Europe Crop Protection Association (ECPA), Global Crop Protection Federation (GCPF), Global Plant Science Industry Federation (Croplife International), German Association of Biotech Industry (DIB), and the Federation of Sustainable Agriculture. In his career, Dr. Prante

has been a strong proponent of the integration of biotechnology into agribusiness since the mid-1980s, led the $0.7 billion acquisition of Plant Genetic Systems by AgrEvo, and built the InVigor canola business in Canada, in addition to buying and integrating several seed companies. The Company believes that Dr. Prante's experience in the biotechnology industry, and particularly the integration of biotechnology and agribusiness, qualifies him to serve on the Board.

Keith Walker, Ph.D. serves on Cibus' Board. In 2014, Dr. Walker founded Valley Oils Partners, LLC and currently serves as Chair of its Board of Directors and Chief Executive Officer. Dr. Walker was instrumental in transforming the Plant and Industrial Products Division of ValiGen into, and thus founding, Cibus, and served as Cibus' President and Chief Executive Officer from November 2001 to July 2014. Previously, Dr. Walker worked at Agrigenetics, Inc. and held a variety of management positions at Mycogen Seeds, an agricultural company that engages in the research, development, and testing of genetics in certain crops, after it acquired Agrigenetics, Inc. He was also a co-founder, director, and Vice President of Research at Plant Genetics, Inc. ("PGI"). Before founding PGI, Dr. Walker served in a variety of research roles with Monsanto, an agricultural biotechnology company. He received a B.A. from the College of Wooster and a Ph.D. in Biology from Yale University. The Company believes that Dr. Walker's experience in agricultural biotechnology, which spans over 40 years, and his leadership role in Cibus' development, qualifies him to serve on the Board.

August Moretti serves on Cibus' Board. Mr. Moretti has extensive operating and financial executive experience in all phases of company growth and funding, from early-stage development to product approval and commercialization. Mr. Moretti is currently self-employed as a consultant. From 2019 until his retirement in September 2023, Mr. Moretti served as the Chief Financial Officer of 4D Molecular Therapeutics, Inc., a clinical-stage biotherapeutics company. Mr. Moretti previously served as Chief Financial Officer at Assertio Therapeutics (formerly Depomed, Inc.), a specialty pharmaceuticals company focused in pain and neurology, from January 2012 until August 2018. Prior to this, Mr. Moretti served as Chief Financial Officer and Senior Vice President of Alexza Pharmaceuticals, Inc., a pharmaceutical company, and as Chief Financial Officer and General Counsel of Alavita, Inc., a personalized medicine company. Earlier in his career, Mr. Moretti was a partner in an international law firm, where his practice included representation of life science companies on issues relating to public and private financings, mergers and acquisitions, corporate governance, disclosure and public reporting. Mr. Moretti received his B.A. in Economics from Princeton University in 1972. He received his J.D. from Harvard Law School in 1975. The Company believes that Mr. Moretti's operating and financial executive experience, particularly for early-stage companies, qualifies him to serve on the Board.

Kimberly A. Box serves on Cibus' Board. Ms. Box was appointed to the Cibus Board on September 11, 2025. Ms. Box previously served as the President and Chief Executive Officer of Gatekeeper Innovation, Inc. (acquired by RxGuardian), a healthcare company that creates products to keep medications safe, which Ms. Box joined in 2016. Prior to joining Gatekeeper Innovation, Ms. Box enjoyed a successful 29-year career with Hewlett Packard (NYSE: HPQ), holding various executive positions, the most recent being Vice President, Global IT Services, a position she held until 2009 when Ms. Box left Hewlett Packard. Ms. Box also serves on the Boards of Directors of McGrath RentCorp (NASDAQ: MGRC), where Ms. Box serves as Chair of the Compensation Committee and is a member of the Audit Committee and Corporate Governance and Nominating Committee, and Med One Group, a private company. Ms. Box formerly served on the Board of Directors of American River Bank (NASDAQ: AMRB) until it was acquired in 2021 and Applied Science, Inc. a privately held company. Ms. Box holds a Bachelor of Science in Business Administration with a concentration in Management and a minor in Computer Science from California State University, Chico. Ms. Box also completed the Executive Development Program at The Wharton School of the University of Pennsylvania and has an NACD Directorship Certification™ (2021) and a CERT in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University (2022). Ms. Box was formerly on the NACD Northern California Chapter board and served as the Chair, and was named to the NACD Directorship 100™, an annual recognition of the leading corporate directors who significantly impact boardroom practices and performance.

Craig Wichner serves on Cibus' Board. Mr. Wichner was appointed to the Cibus Board on November 5, 2025. Mr. Wichner is the Founder and Managing Partner of Farmland LP (Farmland), a leading United States farmland investment management firm with more than $350 million in assets and over 19,000 acres under management. Mr. Wichner founded Farmland in 2009 to demonstrate that organic and regenerative farmland management can enhance both soil health and long-term investment performance. Prior to founding Farmland, Mr. Wichner founded and managed several technology and investment companies focused on data-driven business models and sustainable growth. Mr. Wichner previously served on the Board of Directors of BN Ranch, the successor company to Niman Ranch, which was acquired by Blue Apron Holdings, Inc. (NYSE: APRN). Mr. Wichner also manages private family real estate holdings. Mr. Wichner holds a Bachelor of Science degree in Biochemistry and Molecular Biology with a minor in Economics from the University of California, San Diego.

The Company's Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all officers, directors, and employees. The Company's Code of Business Conduct and Ethics, Corporate Governance Guidelines, and the charters of its Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are available on the Company's website (https://cibus.com) under "Corporate Governance" in the "Investors" section. The Company will provide a copy of these documents to any person, without charge, upon request. The Company intends to make all required disclosures concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics on its website.

Item 11. Executive Compensation.

The information required by this item regarding executive compensation is incorporated by reference to the Company's 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters.

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the Company's 2026 Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information related to the Company's compensation plans under which shares of its Class A Common Stock are authorized for issuance as of December 31, 2025:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights [2]	Weighted average exercise price of outstanding options, warrants and rights [3]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [4]
Equity compensation plans approved by security holders [1]	2,803,189	$ 30.25	2,993,104
Equity compensation plans not approved by security holders	—	—	—
Total	**2,803,189**	**$ 30.25**	**2,993,104**

(1) Includes the Calyxt, Inc. Equity Incentive Plan (2014 Plan) and the Cibus, Inc. 2017 Omnibus Plan (2017 Plan).
(2) Includes shares of Class A Common Stock to be issued upon exercise under equity compensation plans approved by security holders of 1,358,797 stock options, 1,359,207 restricted stock units (RSUs) subject to vesting, and 85,185 restricted stock awards (RSAs) subject to vesting.
(3) Represents the weighted average exercise price of options outstanding under equity compensation plans approved by security holders under the 2014 Plan and the 2017 Plan. Does not take into account outstanding RSUs and RSAs which, when settled, will be settled in shares of the Company's Class A Common Stock on a one-for-one basis at no additional cost.
(4) For equity compensation plans approved by security holders, of these shares, none are available for future issuance from the 2014 Plan and 2,993,104 remain available for future issuance from the 2017 Plan. The total number of shares available for issuance under the 2017 Plan will be increased on the first day of each Company fiscal year during the term of the Plan beginning in 2024 in an amount equal to the least of (i) 7.5 percent of the outstanding Shares (as defined in the 2017 Plan) on the last day of the immediately preceding fiscal year or (ii) such number of shares as determined by the Board of Directors in its discretion. All of these shares are available for issuance other than upon exercise of options, warrants, or rights.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required by this item regarding certain related transactions is incorporated by reference to the Company's 2026 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item regarding principal accounting fees and services is incorporated by reference to the Company's 2026 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(1)   Consolidated Financial Statements
(2)   See "Index to Consolidated Financial Statements" in Item 8, which is incorporated into this Item by reference.
(3)   Financial Statement Schedules—Not applicable.
(4)   Schedules not filed with this Annual Report on Form 10-K are omitted because of the absence of conditions under which they are required or because the information called for is shown in the consolidated financial statements or related notes.

(a)(3) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated January 13, 2023, by and among Cibus, Inc. (f/k/a Calyxt, Inc.), Calypso Merger Subsidiary, LLC, Cibus Global, LLC and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2023).

2.2	First Amendment to Agreement and Plan of Merger, dated as of April 14, 2023, by and among Cibus, Inc. (f/k/a Calyxt, Inc.) and Cibus Global, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 14, 2023)
3.1	Second Amended and Restated Certificate of Incorporation of Cibus, Inc., dated May 31, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 1, 2023)
3.2	Amended and Restated Bylaws of Cibus, Inc., dated May 31, 2023 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on June 1, 2023)
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 99.1 to the Company's Current Report Form 8-K filed on June 29, 2023)
4.2	Form of Common Warrant issued in February 2022 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on February 23, 2022)
4.3	Form of Common Warrant issued in June 2024 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 13, 2024)
4.4	Form of Warrant Amendment Agreement to Common Warrants issued in June 2024 (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on January 22, 2025)
4.5	Form of Common Warrant issued in January 2025 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on January 22, 2025)
4.6	Form of Pre-Funded Warrant issued in January 2025 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on January 22, 2025)
10.1†	Executive Employment Agreement, dated November 15, 2018, by and between Peter R. Beetham and Cibus Global, LLC (as successor to Cibus Global, Ltd.) (incorporated by reference to Exhibit 10.46 to the Company's Registration Statement on Form S-4 filed on February 14, 2023)
10.2†	First Amendment to Executive Employment Agreement, dated September 17, 2021, by and between Peter R. Beetham and Cibus Global, LLC (as successor to Cibus Global, Ltd.) (incorporated by reference to Exhibit 10.47 to the Company's Registration Statement on Form S-4 filed on February 14, 2023)
10.3†	Executive Employment Agreement, dated November 15, 2018, by and between Gregory F. Gocal and Cibus Global, LLC (as successor to Cibus Global, Ltd.) (incorporated by reference to Exhibit 10.48 to the Company's Registration Statement on Form S-4 filed on February 14, 2023)
10.4†	First Amendment to Executive Employment Agreement, dated September 17, 2021, by and between Gregory F. Gocal and Cibus Global, LLC (as successor to Cibus Global, Ltd.) (incorporated by reference to Exhibit 10.49 to the Company's Registration Statement on Form S-4 filed on February 14, 2023)
10.5	Warrant IP Security Agreement, dated December 31, 2014, by and among Cibus Global Ltd., Cibus International GP, Ltd., Cibus International, L.P., Cibus Netherland Partners, Ltd., Cibus Netherlands Holding Cooperatif U.A., Cibus Europe B.V., Cibus Europe Ltd., Cibus US LLC, Cibus Canada, Inc., Incima B.V., Incima IPCO B.V., and Incima US LLC as Grantors, and Rory Riggs, as the Secured Party (incorporated by reference to Exhibit 10.55 to the Company's Registration Statement on Form S-4 filed on February 14, 2023)
10.6	Warrant Transfer and Exchange Agreement, dated December 31, 2014, by and among Cibus Global Ltd.; Richard Spizzirri, DTC CFBO Richard Spizzirri IRA, Rory Riggs, Rory Riggs Family Trust, Jean Pierre Lehmann, and New Venture Holdings, Inc. as Sellers; and Rory Riggs, as the Seller Representative (incorporated by reference to Exhibit 10.56 to the Company's Registration Statement on Form S-4 filed on February 14, 2023)
10.7	Registration Rights Agreement, dated May 31, 2023, by and among Cibus, Inc. and each of the persons identified on the Schedule of Investors attached thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)

10.8	First Amendment to Registration Rights Agreement, dated December 27, 2023, by and between Cibus, Inc. and a Cibus Global Majority-in-Interest (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 27, 2023)
10.9	Exchange Agreement, dated May 31, 2023, by and among Cibus, Inc., Cibus Global, LLC and each of the other persons identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)
10.10	Tax Receivable Agreement, dated May 31, 2023, by and among Cibus, Inc., Rory Riggs and each of the other persons identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)
10.11	Cibus Global, LLC Third Amended and Restated Limited Liability Company Agreement, dated May 31, 2023, by and among Cibus, Inc., Cibus Global, LLC and the Members set forth on Exhibit A attached thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)
10.12†	Form of Indemnification Agreement for Directors and Officers of Cibus, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)
10.13	License Agreement dated July 25, 2017 between Cellectis S.A. and Cibus, Inc. (f/k/a Calyxt, Inc.) (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K filed with the SEC on March 14, 2018)
10.14+	First Amendment to the License Agreement, dated May 31, 2023, by and between Cellectis S.A. and Cibus, Inc. (f/k/a Calyxt, Inc.) (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)
10.15†	Cibus, Inc. 2017 Omnibus Incentive Plan (As Amended) (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on June 1, 2023)
10.16†	Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Stock Option Sub—Plan for French Employees and Directors (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 filed on July 3, 2017 (File No. 333—218924)).
10.17†	Form of Stock Option Agreement pursuant to the Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended June 30, 2020).
10.18†	Form of Restricted Stock Unit Agreement (Employees) pursuant to the Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed with the SEC on March 20, 2025)
10.19†	Form of Stock Option Agreement (Employees) pursuant to the Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed with the SEC on March 20, 2025)
10.20†	Form of Restricted Stock Unit Agreement (Directors) pursuant to the Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed with the SEC on March 20, 2025)
10.21†	Form of Stock Option Agreement (Directors) pursuant to the Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed with the SEC on March 20, 2025)
10.22†	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 99.10 to the Company's Registration Statement on Form S-8 filed with the SEC on June 30, 2023)
10.23†	Cibus, Inc. (f/k/a Calyxt, Inc.) 2021 Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 18, 2021)
10.24	Lease Agreement between Cibus, Inc. (f/k/a Calyxt, Inc.), as Tenant, and NLD Mount Ridge LLC, as Landlord, dated September 6, 2017 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 7, 2017)

10.25	Cibus, Inc. (f/k/a Calyxt, Inc.) Form of Non-Competition, Non-Solicitation, Confidentiality and Inventions Agreement (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on July 15, 2021)
10.26	Indemnity Agreement, dated November 10, 2017, between Cibus, Inc. (f/k/a Calyxt, Inc.) and Cellectis S.A. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017)
10.27#	Exclusive Patent License Agreement between Regents of the University of Minnesota and Cibus, Inc. (f/k/a Cellectis Plant Sciences, Inc.), dated December 15, 2014 (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1/A filed with the SEC on July 3, 2017)
10.28†	Cibus, Inc. (f/k/a Calyxt, Inc.) Equity Incentive Plan (incorporated by reference to Exhibit 10.11 of the Company's Registration Statement on Form S-1 filed with the SEC on June 23, 2017)
10.29†	Amendment to Cibus, Inc.'s (f/k/a/ as Calyxt, Inc.) 2021 Executive Severance Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2023)
10.30†	Second Amendment to Cibus, Inc.'s (f/k/a as Calyxt, Inc.) 2021 Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 17, 2023)
10.31†	Cibus, Inc. (f/k/a as Calyxt, Inc.) 2023 Short Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 17, 2023)
10.32†	Cibus, Inc. 2025 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 27, 2025)
10.33†	Executive Employment Agreement, dated September 19, 2025, between Cibus Global, LLC and Cornelis (Carlo) Broos (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 23, 2025)
10.34†+^*	Executive Employment Agreement, dated February 19, 2024, between Cibus, Inc. and Jason Stokes
10.35†+^*	Offer Letter, dated May 25, 2010, with respect to Noel Sauer
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 20, 2025)
21.1*	Subsidiaries of Registrant
23.1*	Consent of BDO USA, P.C.
24.1*	Power of Attorney (included on signature page to this Annual Report on Form 10-K)
31.1*	Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act
31.2*	Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act
32.1*	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy, Effective May 31, 2023 (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed with the SEC on March 21, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

| 104* | The cover page for the Company's Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL |

_____   - 67 -

†	Indicates management contract or compensatory plan.
+	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) is the type of information that the Company treats as private or confidential.
#	Confidential treatment has been granted for certain information contained in this exhibit. These portions have been omitted and filed separately with the United States Securities and Exchange Commission.
^	Certain information in this exhibit has been redacted pursuant to Item 601(a)(6) of Regulation S-K.
*	Filed herewith

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2026.

CIBUS, INC.

By: /s/ Peter Beetham

Name: Peter Beetham

Title: Interim Chief Executive Officer
(Principal Executive Officer)

By: /s/ Cornelis (Carlo) Broos

Name: Cornelis (Carlo) Broos

Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each of the undersigned hereby constitute and appoint Peter Beetham and Cornelis (Carlo) Broos, and each of them, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him or her and in his or her name, place, and stead in any and all capacities, to sign one or more amendments to this Annual Report on Form 10-K, each in such form as they or any one of them may approve, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done so that this Annual Report and any amendments shall comply with the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations adopted or issued pursuant thereto, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Peter Beetham	Interim Chief Executive Officer and Director	March 17, 2026
Peter Beetham	(Principal Executive Officer)	
/s/ Cornelis (Carlo) Broos	Chief Financial Officer	March 17, 2026
Cornelis (Carlo) Broos	(Principal Financial and Accounting Officer)	
/s/ Rory Riggs	Director	March 17, 2026
Rory Riggs		
/s/ Mark Finn	Director	March 17, 2026
Mark Finn		
/s/ Jean-Pierre Lehmann	Director	March 17, 2026
Jean-Pierre Lehmann		
/s/ Gerhard Prante	Director	March 17, 2026
Gerhard Prante		
/s/ Keith Walker	Director	March 17, 2026
Keith Walker		
/s/ August Moretti	Director	March 17, 2026
August Moretti		
/s/ Kimberly A. Box	Director	March 17, 2026
Kimberly A. Box		
/s/ Craig Wichner	Director	March 17, 2026
Craig Wichner		

CIBUS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

<center>**Report of Independent Registered Public Accounting Firm**</center>

Stockholders and Board of Directors
Cibus, Inc.
San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cibus, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, redeemable noncontrolling interest and stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Goodwill

As described in Notes 1 and 4 to the consolidated financial statements, goodwill is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. If the carrying value of the reporting unit exceeds the fair value, an impairment loss is recognized for the difference. During the first quarter of 2025, the decline in the Company's stock price since its last annual assessment was an impairment indicator and the Company performed a quantitative analysis that concluded its goodwill was impaired. The Company recognized an impairment to goodwill of approximately $21.0 million and has a remaining goodwill balance of $232.5 million as of December 31, 2025.

We identified the goodwill impairment assessment as a critical audit matter. The principal consideration for our determination was the subjectivity and judgment required to determine inputs and assumptions utilized by the Company in the impairment assessment, specifically the trait fees and adoption rate assumptions utilized in the forecasted trait revenues and discount rate. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Assessing the forecasted revenue by evaluating assumptions used by management in developing the forecast, specifically the trait fees and adoption rate, by comparing financial projections to external market and industry data.

- Utilizing personnel with specialized knowledge and skill to evaluate the discount rate used to determine the fair value of the reporting unit.

Valuation of Royalty Liability

As described in Notes 1 and 10 to the consolidated financial statements, the Company assumed a royalty liability at fair value on May 31, 2023 in connection with the acquisition of Cibus Global, LLC. The Company periodically reassesses the estimated future royalty payments using internal projections and external sources. Any change in estimated future royalty payments, resulting from changes in Cibus' business model and anticipated revenues, is recognized prospectively as an adjustment to the effective yield as an increase or decrease to interest expense. The royalty liability was $234.9 million as of December 31, 2025, and the Company recorded $35.5 million of interest expense during the year ended December 31, 2025.

We identified the forecasted trait revenue assumptions used in determining the royalty liability as a critical audit matter. The principal consideration for our determination was the subjectivity and judgment required to determine inputs and assumptions used by the Company in the calculation, specifically the trait fees and adoption rate assumptions in the forecasted trait revenues. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedure we performed to address this critical audit matter included:

- Assessing the forecasted trait revenue by evaluating assumptions used by management in developing the forecasts, specifically the trait fees and adoption rate, by comparing financial projections to external market and industry data.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2023.

San Diego, California
March 17, 2026

CIBUS, INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value and Share Amounts)

		As of December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	**9,923**	$	14,433
Accounts receivable		**503**		1,041
Prepaid expenses and other current assets		**1,643**		1,472
Total current assets		**12,069**		16,946
Property, plant, and equipment, net		**6,300**		11,439
Operating lease right-of-use assets		**21,557**		33,254
Intangible assets, net		**31,679**		33,578
Goodwill		**232,516**		253,466
Other non-current assets		**926**		1,386
Total assets	$	**305,047**	$	350,069
Liabilities, redeemable noncontrolling interest, and stockholders' equity				
Current liabilities:				
Accounts payable	$	**8,070**	$	5,964
Accrued expenses		**1,946**		2,281
Accrued compensation		**3,061**		3,309
Deferred revenue		**536**		932
Current portion of notes payable		**435**		436
Current portion of financing lease obligations		**—**		113
Current portion of operating lease obligations		**2,731**		4,287
Class A common stock warrants		**79**		2,268
Other current liabilities		**—**		288
Total current liabilities		**16,858**		19,878
Notes payable, net of current portion		**93**		226
Operating lease obligations, net of current portion		**29,783**		31,224
Royalty liability - related parties		**234,923**		199,442
Other non-current liabilities		**1,561**		1,468
Total liabilities		**283,218**		252,238
Commitments and contingencies (See Note 9)				
Redeemable noncontrolling interest		**—**		5,674
Stockholders' equity:				
Class A common stock, $0.0001 par value; 210,000,000 shares authorized; 54,604,232 shares issued and 54,325,852 shares outstanding as of December 31, 2025, and 28,258,258 shares issued and 27,939,023 shares outstanding as of December 31, 2024		**11**		9
Class B common stock, $0.0001 par value; 90,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025, and 1,720,929 shares issued and outstanding as of December 31, 2024		**—**		—
Additional paid-in capital		**882,171**		825,298
Class A common stock in treasury, at cost; 193,195 shares as of December 31, 2025, and 45,177 shares as of December 31, 2024		**(2,141)**		(1,999)
Accumulated deficit		**(858,251)**		(731,166)
Accumulated other comprehensive income		**39**		15
Total stockholders' equity		**21,829**		92,157
Total liabilities, redeemable noncontrolling interest, and stockholders' equity	$	**305,047**	$	350,069

See accompanying notes to these consolidated financial statements.

CIBUS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Share and Per Share Amounts)

	Years Ended December 31,	
	2025	**2024**
Revenue:		
Revenue	$ 3,639	$ 4,262
Total revenue	3,639	4,262
Operating expenses:		
Research and development	44,198	50,429
Selling, general, and administrative	26,905	30,797
Goodwill impairment	20,950	181,432
Long-lived assets impairment	9,115	—
Total operating expenses	101,168	262,658
Loss from operations	**(97,529)**	**(258,396)**
Royalty liability interest expense - related parties	(35,481)	(34,190)
Other interest income, net	438	631
Non-operating income, net	400	9,271
Loss before income taxes	(132,172)	(282,684)
Income tax expense	(29)	(29)
Net loss	**$ (132,201)**	**$ (282,713)**
Net loss attributable to noncontrolling interest and redeemable noncontrolling interest	(5,116)	(31,325)
Net loss attributable to Cibus, Inc. stockholders	**$ (127,085)**	**$ (251,388)**
Basic and diluted net loss per share of Class A common stock	**$ (2.78)**	**$ (10.83)**
Weighted average shares of Class A common stock outstanding – basic and diluted	**45,757,376**	**23,222,256**

See accompanying notes to these consolidated financial statements.

CIBUS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Thousands)

		Years Ended December 31,		
		2025		2024
Net loss	$	(132,201)	$	(282,713)
Foreign currency translation adjustments		25		7
Comprehensive loss		**(132,176)**		(282,706)
Comprehensive loss attributable to noncontrolling interest and redeemable noncontrolling interest		**(5,115)**		(31,325)
Comprehensive loss attributable to Cibus, Inc. stockholders	$	**(127,061)**	$	(251,381)

See accompanying notes to these consolidated financial statements.

CIBUS, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTEREST AND STOCKHOLDERS' EQUITY
(In Thousands, Except Shares Outstanding)

	Redeemable Noncontrolling Interest	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Shares in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Cibus, Inc. Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
		Shares	Amount	Shares	Amount							
Balance at December 31, 2023	$ 44,824	20,567,656	$ 8	3,142,636	$ —	$ 775,017	$ (1,785)	$ (479,778)	$ 8	$ 293,470	$ —	$ 293,470
Net loss	(31,325)	—	—	—	—	—	—	(251,388)	—	(251,388)	—	(251,388)
Stock-based compensation	—	—	—	—	—	10,750	—	—	—	10,750	—	10,750
Issuance of common stock upon vesting of restricted stock awards and units	—	399,454	—	—	—	—	—	—	—	—	—	—
Issuance of common stock from the ATM facility, net of offering expenses	—	974,727	—	—	—	16,921	—	—	—	16,921	—	16,921
Issuance of common stock in registered offering, net	—	4,587,993	—	—	—	14,786	—	—	—	14,786	—	14,786
Shares withheld for payment of minimum employee taxes withheld upon net share settlement of restricted stock units	—	(12,514)	—	—	—	—	(214)	—	—	(214)	—	(214)
Change in redeemable noncontrolling interest including issuance of common stock upon exchange of common units	(7,825)	1,421,707	1	(1,421,707)	—	7,824	—	—	—	7,825	—	7,825
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	7	7	—	7
Balance at December 31, 2024	5,674	27,939,023	9	1,720,929	—	825,298	(1,999)	(731,166)	15	92,157	—	92,157
Net loss	—	—	—	—	—	—	—	(127,085)	—	(127,085)	(5,116)	(132,201)
Stock-based compensation	—	—	—	—	—	8,188	—	—	—	8,188	—	8,188
Issuance of common stock upon vesting of restricted stock awards and units	—	409,633	—	—	—	—	—	—	—	—	—	—
Issuance of common stock and pre-funded warrants in registered offering, net	—	20,054,285	2	—	—	46,384	—	—	—	46,386	—	46,386
Issuance of common stock upon exercise of pre-funded warrants	—	4,350,000	—	—	—	—	—	—	—	—	—	—
Reclassification of common warrant liability to stockholders' equity	—	—	—	—	—	1,742	—	—	—	1,742	—	1,742
Shares withheld for payment of minimum employee taxes withheld upon net share settlement of restricted stock units	—	(87,930)	—	—	—	—	(142)	—	—	(142)	—	(142)
Shares repurchased	—	(60,088)	—	—	—	—	—	—	—	—	—	—
Reclassification of redeemable noncontrolling interest	(5,674)	—	—	—	—	—	—	—	—	—	5,674	5,674
Change in noncontrolling interest including issuance of common stock upon exchange of common units	—	1,720,929	—	(1,720,929)	—	559	—	—	—	559	(559)	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	24	24	1	25
Balance at December 31, 2025	$ —	**54,325,852**	$ 11	—	$ —	$ 882,171	$ (2,141)	$ (858,251)	$ 39	$ 21,829	$ —	$ 21,829

See accompanying notes to these consolidated financial statements.

CIBUS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Years Ended December 31,	
	2025	2024
Operating activities		
Net loss	$ (132,201)	$ (282,713)
Adjustments to reconcile net loss to net cash used in operating activities:		
Royalty liability interest expense - related parties	35,481	34,190
Goodwill impairment	20,950	181,432
Long-lived assets impairment	9,115	—
Depreciation and amortization	5,923	6,859
Stock-based compensation	8,188	10,750
Loss on disposal of assets, net	41	335
Change in fair value of liability classified Class A common stock warrants	(447)	(9,301)
Other	38	22
Changes in operating assets and liabilities:		
Accounts receivable	538	(512)
Prepaid expenses and other current assets	983	518
Accounts payable	720	(188)
Accrued expenses	(367)	608
Accrued compensation	(268)	(535)
Deferred revenue	(403)	(285)
Right-of-use assets and lease obligations, net	1,146	990
Other assets and liabilities, net	(28)	(213)
Net cash used in operating activities	(50,591)	(58,043)
Investing activities		
Purchases of property, plant, and equipment	(578)	(808)
Net cash used in investing activities	(578)	(808)
Financing activities		
Proceeds from issuances of securities	50,100	43,902
Costs incurred related to issuances of securities	(2,202)	(2,211)
Payment of taxes related to restricted stock units withheld from employees	(142)	(214)
Proceeds from issuance of notes payable	—	204
Repayments of financing lease obligations	(113)	(171)
Repayments of notes payable	(995)	(912)
Net cash provided by financing activities	46,648	40,598
Effect of exchange rate changes on cash and cash equivalents	11	(13)
Net decrease in cash and cash equivalents	(4,510)	(18,266)
Cash and cash equivalents – beginning of period	14,433	32,699
Cash and cash equivalents – end of period	$ 9,923	$ 14,433

See accompanying notes to these consolidated financial statements.

CIBUS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Organization

Cibus, Inc. (Cibus or the Company) carries on its business through Cibus Global, LLC (Cibus Global) and its subsidiaries. Cibus Global is a plant trait company using gene editing technologies to develop and license gene edited plant traits that improve farming productivity or produce renewable low carbon plant products. Cibus' primary business is the development of plant traits for some of the world's major agricultural food crops that help address specific productivity, profitability, sustainability, or yield challenges in farming. As the Company is still developing its technology and products, it has not yet begun earning royalty revenues.

Cibus Global, a Delaware limited liability company, was formed on May 10, 2019. Immediately prior to the effective date of this formation, Cibus Global was organized as a British Virgin Islands company (Cibus Global, Ltd.), which was formed on September 11, 2008.

The Company was organized in an "Up-C" structure, and the Company's only material asset consists of common membership units of Cibus Global (Common Units). The Company's amended and restated certificate of incorporation designates two classes of the Company's common stock: (i) Class A Common Stock, par value $0.0001 per share (the Class A Common Stock), which shares have full voting and economic rights, and (ii) Class B Common Stock, par value $0.0001 per share (the Class B Common Stock), which shares have full voting, but no economic rights. For holders of Class B Common Stock, each share of Class B Common Stock was paired with a Common Unit (collectively, an Up-C Unit). During the first quarter of 2025, certain holders of Class B Common Stock exchanged their Up-C Units for Class A Common Stock. As a result, the redemption of the noncontrolling interest is now considered to be within the control of the Company for accounting purposes, and the noncontrolling interest was reclassified from mezzanine equity to permanent equity in the first quarter of 2025. As of December 31, 2025, there were no remaining Common Unit holders of the noncontrolling interest of Cibus Global and 100 percent of the Common Units of Cibus Global are held by Cibus.

Going Concern

The Company has incurred losses since its inception. The Company's net loss was $132.2 million and cash used in operating activities was $50.6 million for the year ended December 31, 2025. The Company's primary source of liquidity is its cash and cash equivalents, with additional capital resources accessible, subject to market conditions and other factors, from the capital markets, including through offerings of common stock or other securities.

As of December 31, 2025, the Company had $9.9 million of cash and cash equivalents and $16.9 million of current liabilities.

The Company anticipates that it will continue to generate losses for the next several years. Over the longer term and until the Company can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties, (iii) government or other third party funding, (iv) public or private equity or debt financings (which may include a future at-the-market financing facility or other continuous offering facility), or (v) a combination of the foregoing.

In a registered direct offering in January 2026, the Company received net proceeds of approximately $19.8 million after deducting approximately $2.5 million for underwriting discounts and commissions and certain other offering expenses payable by the Company.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Management will need to raise additional capital to support its business plans to continue as a going concern within one year after the date that these financial statements are issued. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

In the fourth quarter of 2024, Cibus announced a restructuring initiative (Restructuring Initiative), which included a reduction in its workforce. The Restructuring Initiative instituted cost reduction actions designed to preserve capital resources for the advancement of its streamlined priority objectives, which initiatives include reductions in expenditures for consultants and other third party service providers, organizational restructuring and related talent optimization, and streamlining of rent and facility expenses, including the non-renewal of the lease for the Company's trait development facility for editing plants in San Diego, California upon expiration in August 2025.

In June 2025, building on efficiencies introduced through the Restructuring Initiative to date, the Company announced further streamlining of its operational focus to preserve capital resources and concentrate its working capital expenditures on the commercial advancement of the Company's weed management traits for Rice.

On July 21, 2025, the Board of Directors of Cibus approved a reduction in workforce of approximately 34 full-time employees as a pivotal step in implementing the Company's streamlined business focus. The Company communicated the workforce reduction to affected employees on July 23, 2025. The Company completed this reduction in workforce as of December 31, 2025. For the year ended December 31, 2025, the Company incurred approximately $0.3 million of one-time charges for severance related expenses, which was recorded within operating expenses in the accompanying consolidated statements of operations. In the fourth quarter of 2025, the Company began to wind-down operations at its Roseville, Minnesota facility and the Company took substantive steps to sublease the facility. The Company is in the process of completing the consolidation of its core operations to San Diego, CA while prioritizing resources on advancing its Rice programs and completing ongoing or delaying future planned non-Rice activities that are not partner-funded, such as field testing.

On March 12, 2026, in furtherance of the Company's Board-approved streamlining efforts, the Company conducted an additional reduction in workforce of 15 full-time employees, effective as of March 13, 2026. The Company estimates that it will incur approximately $0.4 million of one-time cash payments in the first quarter of 2026, of which approximately $0.3 million is related to accrued vacation and approximately $0.1 million is related to one-time severance expense. In addition, the Company estimates, based on Cibus' closing stock price on March 13, 2026, one-time non-cash stock compensation expense of approximately $0.5 million related to accelerated stock awards in the first quarter of 2026.

These cost reduction initiatives alone will not be sufficient to forestall a cash deficit. If the Company is unable to raise additional capital in a sufficient amount or on acceptable terms, the Company may have to implement additional, more stringent cost reduction measures to manage liquidity, and the Company may have to significantly delay, scale back, or cease operations, in part or in full. If the Company raises additional funds through the issuance of additional debt or equity securities, including as part of a strategic alternative, it could result in substantial dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of the Company's shares of common stock. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the issuance of these consolidated financial statements. Any of these events could significantly impact the Company's business, financial condition, and prospects.

Basis of Presentation

In accordance with ASC 810, Consolidation, Cibus Global was previously considered a Variable Interest Entity with Cibus as its sole managing member of Cibus Global and as sole managing member, the Company operates and controls all of the business and affairs of Cibus Global. As a result, the Company consolidates the financial results of Cibus Global and its subsidiaries and reports noncontrolling interest representing the economic interest in Cibus Global held by the other members of Cibus Global. As of December 31, 2025, there were no other members of Cibus Global. Cibus, Inc. has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP or GAAP) and has included the accounts of Cibus, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company's historical experience, knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions. Key estimates made by the Company include revenue recognition, useful lives and impairment of long-lived assets, valuation of equity-based awards and related equity-based compensation expense, valuation of intangible assets, valuation allowances on deferred tax assets, the assumptions underlying the determination of the estimated incremental borrowing rate for the determination of the Company's operating leases, valuation of warrant liabilities, and the valuation of the Royalty Liability (defined below under "Royalty Liability - Related Parties").

Fair Value Measurements of Financial Instruments

The Company follows Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are recognized or disclosed at fair value in these consolidated financial statements on a recurring basis. Under ASC 820, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business. ASC 820 clarifies fair value should be based on assumptions market participants would use when pricing the asset or liability and establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to observable unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The carrying amounts reflected in the accompanying consolidated balance sheets for cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to their short-term nature. Based on the borrowing rates currently available to the Company for notes payable with similar terms and consideration of default and credit risk, the carrying value of the notes payable approximates fair value, which is considered a Level 2 fair value measurement.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses with these financial institutions.

Accounts Receivable

Accounts receivable are recorded at the amounts billed relating to contracted research and development (R&D) services provided. The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for receivables when collection is doubtful. Accounts receivable are written off when management believes that all efforts to collect the amounts outstanding have been exhausted. The allowance for credit losses is estimated by management based on evaluations of its historical bad debt, current collection experience, and estimate of remaining collectability. Bad debt expense is recorded as necessary to maintain an appropriate level of allowance for credit losses in selling, general, and administrative (SG&A) expense in the accompanying consolidated statements of operations. Accounts receivable as of January 1, 2024, was $0.5 million. Accounts receivable is presented net of allowance for credit losses which was $0 as of December 31, 2025, and 2024.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation of buildings, lab equipment, furniture, and computer equipment and software is recorded using the straight-line method over the estimated useful lives of the respective assets, ranging from three to twenty years. Amortization of leasehold improvements are recorded using a straight-line method over the lesser of the estimated useful lives of the improvements or the remaining life of the lease. Expenditures which substantially increase the useful life of an asset, are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Assets in progress include the construction of lab equipment and software to be used in the Company's facility. The assets will be placed in service when the construction is completed and will be amortized over the useful life of the asset.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for potential impairment when events or changes in circumstances indicate the carrying value of the asset, or asset group, may not be recoverable (Triggering Event). Upon a Triggering Event, the Company reviews the recoverability of the net book value of long-lived assets whenever events and circumstances indicate that the net book value of an asset, or asset group, may not be recoverable from the estimated undiscounted future cash flows expected to be generated. In cases where a Triggering Event occurs and undiscounted expected future cash flows are less than the net book value, the Company recognizes an impairment loss equal to an amount by which the net book value exceeds the fair value of the asset, or asset group.

Goodwill

Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. The Company evaluates the carrying value of goodwill for impairment annually as of November 1 each year. The Company has one reporting unit. The Company first assesses qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elects to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or the Company elects to bypass the qualitative assessment, it performs a quantitative test by determining the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.

Leases

The Company determines if an arrangement is or contains a lease at inception. For leases with a term greater than one year, lease right-of-use (ROU) assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases, if any, having initial terms of 12 months or less at lease commencement as an accounting policy election. When the Company's leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at accounting commencement dates in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would expect to pay to borrow over a similar term, and on a collateralized basis, an amount equal to the lease payments in a similar economic environment. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the consolidated statements of operations. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Asset Retirement Obligation

The Company records an asset retirement obligation (ARO) for the estimated cost of removing constructed leasehold improvement assets and restoring the leased premises back to their original condition, at the time when the contractual obligations are incurred. The ARO represents the present value of the expected cost for the related restoration activities. The ARO asset is recorded within the carrying value of leasehold improvements within property, plant, and equipment, net and the ARO liability is recorded in other current liabilities in the Company's consolidated balance sheets. The Company records accretion expense through the end of the lease. Accretion expense is recorded as R&D expense in the consolidated statements of operations using an accretion rate based on the credit adjusted risk-free interest rate. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the ARO and the carrying amount of the related leasehold improvements.

Revenue Recognition

At the inception of a collaboration arrangement, the Company first assesses whether the contractual arrangement is within the scope of Accounting Standards Codification (ASC) Topic 808, Collaborative Arrangements (ASC 808) to determine whether the arrangement involves a joint operating activity and involves two (or more) parties that are both active participants in the activity and exposed to significant risks and rewards dependent on the commercial success of such activity. Then the Company determines whether the collaboration arrangement in its entirety represents a contract with a customer as defined by ASC Topic 606 (ASC 606). If only a portion of the collaboration arrangement is potentially with a customer, the Company applies the distinct good or service unit-of-account guidance in ASC 606 to determine whether there is a unit of account that should be accounted for under ASC 606.

The Company performs the following steps in determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of these agreements: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when, or as, the Company satisfies each performance obligation. The Company applies significant judgment when making estimates and assumptions under these agreements, including (i) evaluating whether contractual obligations represent distinct performance obligations, ii) the assessment of whether options represent material rights, (iii) determining whether there are observable standalone prices and allocating transaction price to performance obligations within a contract, (iv) assessing whether any licenses are functional or symbolic, (v) determining when performance obligations have been met, and (vi) assessing the recognition of variable consideration. The Company evaluates each performance obligation to determine if it can be satisfied and recognized as revenue at a point in time or over time.

The Company receives payments from its collaborators based on billing schedules established in each contract. Upfront and other payments may require deferral of revenue recognition to a future period until the Company performs its obligations under its research and collaboration arrangements. Amounts are recorded as accounts receivable when the Company's right to consideration is unconditional.

License fees, non-refundable upfront fees, and funding of research activities are considered fixed, while milestone payments are identified as variable consideration and excluded from the transaction price. The Company will recognize revenue for sales-based royalty if and when a subsequent sale occurs.

Collaboration Agreements Related to Contract Research

Performance obligations under collaboration arrangements include providing intellectual property licenses, performing R&D consulting services, and providing other materials. To date, the Company has concluded that the licenses of intellectual property in its collaboration arrangements have not been distinct, as intellectual property has not been licensed without related R&D support services. Milestone fees are variable consideration that is initially constrained and included in the arrangement consideration only when it is probable that the milestones will be achieved. Arrangement consideration, including upfront fees, milestone fees, and fees for research services, is recognized over the period as services are provided using an input method to determine the amount to recognize each reporting period. The Company reviews the inputs each period, such as the Company's level of effort expended, including the time the Company estimates it will take to complete the activities, or costs incurred relative to the total expected inputs to satisfy the performance obligation. Generally, input measures are labor hours expended or a time-based measure of progress towards the satisfaction of the performance obligation.

Contract Assets and Liabilities

Contract assets primarily include amounts related to contractual rights to consideration for completed performance not yet invoiced. The Company recognized $0.2 million in contract assets as of December 31, 2025, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. There was a nominal amount in contract assets as of December 31, 2024, and there was $0.2 million in contract assets as of January 1, 2024.

The Company records contract liabilities when cash payments are received or due in advance of performance, primarily related to advances of upfront and milestone payments from contract research and collaboration agreements. Contract liabilities consist of deferred revenue on the accompanying consolidated balance sheets. The Company expects to recognize the amounts included in deferred revenues within one year.

The following table represents the deferred revenue activity for the years ended December 31, 2025, and 2024:

In Thousands		Deferred Revenue
Balance as of December 31, 2023	$	1,210
Unearned revenue from cash received during the period		932
Revenue recognized that was included in the balance at the beginning of the period		(1,210)
Balance as of December 31, 2024		932
Unearned revenue from cash received during the period		536
Revenue recognized that was included in the balance at the beginning of the period		(932)
Balance as of December 31, 2025	$	536

Selling, General, and Administrative Expenses

SG&A expense consists primarily of employee-related expenses, such as salaries for its executive, business development, legal, intellectual property, information technology, finance, human resources, and other administrative functions. These costs include legal, professional, and consulting fees for external firms and contractors. All selling and marketing expenses, including advertising expenses and allocated facility costs including rent, utilities, maintenance expenses, and depreciation and amortization, are included in SG&A expense in the accompanying consolidated statements of operations as incurred. Total advertising costs for the years ended December 31, 2025, and 2024, were nominal.

Research and Development Expenses

R&D costs are expensed as incurred in performing R&D activities and include salaries, lab supplies, consultant fees, and allocated facility costs including rent, utilities, maintenance expenses, and depreciation and amortization.

Royalty Liability – Related Parties

The royalty liability - related parties (Royalty Liability) calculation is based on the Company's current estimates of future Subject Revenues (as defined in the Warrant Exchange Agreement) collected by the Company from customers and, in turn, expected Royalty Payments based on these Subject Revenues to be paid to Royalty Holders over the life of the arrangement based on 10 percent of the actual Subject Revenues collected. The Warrant Exchange Agreement is on a cash basis meaning that all Royalty Payments to Royalty Holders in a given period are based on cash actually collected by the Company for Subject Revenues in that period. The Company will periodically reassess the estimated future Royalty Payments using internal projections and external sources. If the amount or timing of these payments significantly changes from the original estimates, an adjustment will be recorded prospectively as an increase or decrease to interest expense. Fluctuations in the Royalty Liability balance, resulting from changes in Cibus' business model and anticipated Subject Revenues, may cause fluctuations in the Company's earnings.

Estimates of total future Subject Revenues to be collected from customers are inherently uncertain. Such estimates are impacted by management's estimate of the number of total acres for various geographies on which seeds with each Cibus trait will be planted, which is based on industry sources or references regarding the need for a specific trait in specific crops and geographies, taking into account assumptions about competition, trait relevance, switching costs and adoption timeframes, and various other factors. Such estimates are also impacted by management's assumptions regarding the potential per acre fees that the Company may receive in respect of applicable traits, taking into account available market information regarding competitors' current trait fees as well as assumptions regarding competition, trait relevance and trait value in specific geographies and potential savings to farmers, switching costs, and various other factors.

See Note 10 for further details.

Stock-Based Compensation

The valuation of stock options is an accounting estimate that requires the use of judgments and assumptions that are likely to have a material impact on the Company's consolidated financial statements. The Company generally measures the fair value of employee and nonemployee stock-based awards on their grant date and records compensation expense on a straight-line basis over the related service period of the award, which is generally the vesting period. The Company estimates the fair value of each stock option on the grant date, or other measurement date if applicable, using a Black-Scholes option pricing model, which requires it to make predictive assumptions regarding employee exercise behavior, future stock price volatility, and dividend yield. The Company generally measures compensation expense for grants of restricted stock units and restricted stock awards using the Company's share price on the date of grant. The Company may use a Monte Carlo simulation pricing model when estimating the fair values of performance stock units (PSUs), which requires the Company to make predictive assumptions. The Company estimates fair values and accounts for employee and nonemployee awards in a similar manner.

Prior to the fourth quarter of 2024, the Company estimated volatility of stock options using a weighted average historical volatility from a group comparable public companies.

Beginning in the fourth quarter of 2024, the Company determined it had sufficient historical stock information and began using its own historical stock price volatility, over the expected term of the options.

The expected term of stock options is estimated using the simplified method as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants.

The Company estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve at the date of grant for the expected term of the option.

The Company has elected to account for forfeitures of awards as they occur. If an award is forfeited prior to vesting, the associated reduction in expense is reflected net in stock-based compensation expense in that period. Stock-based compensation expense is recorded in R&D and SG&A expenses in the Company's consolidated statements of operations.

Non-Operating Income, Net

Non-operating income, net is income or expense that is not directly related to ongoing operations and is primarily comprised of gains and losses from the measurement of fair value of the Common Warrants to purchase Class A Common Stock and foreign exchange transactions.

Income Taxes

The Company is the sole managing member of Cibus Global and, as a result, consolidates the financial results of Cibus Global in the consolidated financial statements. Cibus Global is a pass-through entity for United States federal and most applicable state and local income tax purposes following the Merger Transactions. As a pass through-entity for tax purposes, Cibus Global is not subject to United States federal and certain state and local income taxes. Any taxable income or loss generated by Cibus Global is passed through to, and included in, the taxable income or loss of its holders of Cibus Common Units, including Cibus. The Company is taxed as a corporation and pays corporate federal, state, and local taxes with respect to income allocated from Cibus Global, based on the Company's 96.1 percent and 88.9 percent economic interest in Cibus Global for the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, the company owned 100 percent of the interests in Cibus Global.

Current income taxes are recorded based on statutory obligations for the current operating period for the jurisdictions in which the Company has operations.

Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net Loss Per Share of Class A Common Stock

Weighted average shares of Class A Common Stock outstanding excludes unvested Class A Common Stock, which will be treated as outstanding for financial statement presentation purposes only after such awards have vested and, therefore, have ceased to be subject to a risk of forfeiture. Accordingly, unvested shares of Class A Restricted Stock are excluded from the calculation of net loss per share of Class A Common Stock.

See Note 6 for a detailed discussion of pre-funded warrants issued in January 2025 and subsequent exercises. Outstanding pre-funded warrants are considered equity instruments and are reported in stockholders' equity in the Company's consolidated balance sheets. The weighted average shares of Class A Common Stock outstanding includes the shares issuable upon exercise of the pre-funded warrants and are included in the determination of the Company's basic and diluted net loss per share of Class A Common Stock.

For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the common stock equivalent securities would be antidilutive.

The following table shows the computation of basic and diluted net loss per share of Class A Common Stock for the years ended December 31, 2025, and 2024:

	Years Ended December 31,	
In Thousands, Except Share and Per Share Amounts	2025	2024
Numerator:		
Net loss attributable to Cibus, Inc. stockholders	$ (127,085)	$ (251,388)
Denominator:		
Weighted average shares of Class A common stock outstanding	43,832,581	23,172,256
Effect of pre-funded warrants	1,924,795	50,000
Weighted average shares of Class A common stock outstanding – basic and diluted	45,757,376	23,222,256
Basic and diluted net loss per share of Class A common stock	$ (2.78)	$ (10.83)

The Company's potential dilutive securities, which include common stock warrants issued by the Company (which can be exercised to purchase the Company's Class A Common Stock) in a follow-on offering in 2022 (2022 Common Warrants), in a follow-on offering in 2024 (2024 Common Warrants), and in a follow-on offering in 2025 (2025 Common Warrants and, together with the 2022 Common Warrants and 2024 Common Warrants, the Common Warrants), unvested restricted stock units, unvested restricted stock awards, and options to purchase Class A Common Stock, have been excluded from the computation of diluted net loss per share of Class A Common Stock as the effect would be antidilutive. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share of Class A Common Stock is the same.

The following potential dilutive securities, presented on an as converted basis, were excluded from the calculation of net loss per share of Class A Common Stock due to their antidilutive effect:

	As of December 31,	
	2025	2024
Stock options outstanding	1,358,797	572,264
Unvested restricted stock units	1,359,207	779,861
Unvested restricted stock awards	85,185	274,058
Common warrants	10,496,523	1,456,523
Total	13,299,712	3,082,706

Financial Instruments with Characteristics of Both Liabilities and Equity

The Company accounts for issued warrants either as a liability or equity. Warrants are considered a liability if they are mandatorily redeemable and they require settlement in cash, other assets, or a variable number of shares. Warrant contracts that may require settlement for cash are also liabilities, regardless of the probability of the occurrence of the triggering event. Liability-classified warrants are measured at fair value on the issuance date and at the end of each reporting period. Any change in the fair value of the warrants after the issuance date is recorded in non-operating income, net in the consolidated statements of operations as a gain or loss. In order to conclude whether warrants should be classified as equity, the Company assesses whether the warrants are indexed to its common stock and otherwise meet other criteria required for equity classification. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date.

2022 Common Warrants

The Common Warrants in the table above include 158,483 outstanding 2022 Common Warrants which expire on August 23, 2027, and are each exercisable for one share of the Company's Class A Common Stock for $69.04 per share. The 2022 Common Warrants have been classified as a liability because they include a put option election available to their holder that is contingently exercisable if the Company enters into a fundamental transaction (Fundamental Transaction). Pursuant to the terms of the 2022 Common Warrants, a Fundamental Transaction occurs if (i) the Company, directly or indirectly, effects any merger or consolidation of the Company with or into another person in which the Company is not the surviving entity, (ii) the Company (and all of its subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance, or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer, or exchange offer is completed pursuant to which holders of the Company's Class A Common Stock are permitted to sell, tender, or exchange their shares for other securities, cash or property and has been accepted by the holders of 50 percent or more of the outstanding Class A Common Stock of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization, or recapitalization of the Class A Common Stock or any compulsory share exchange pursuant to which the Class A Common Stock is effectively converted into or exchanged for other securities, cash, or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination with another person or group of persons whereby such other person or group acquires more than 50 percent of the voting power of the outstanding shares of Class A Common Stock (not including any shares of Class A Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination) (the Fundamental Change Put). If the Fundamental Change Put is exercised by the holder of a 2022 Common Warrant, holder may elect to receive either the consideration of the Fundamental Transaction or put the 2022 Common Warrants back to the Company in exchange for cash, based on terms and timing specified in the 2022 Common Warrant agreement. If the Fundamental Change Put option is exercised, the Company is required to pay cash to the holder in an amount as determined by the Black-Scholes pricing model, with assumptions determined in accordance with the terms of the 2022 Common Warrants.

2024 Common Warrants

The Common Warrants in the table above include 1,298,040 outstanding 2024 Common Warrants which, at the time of issuance, were immediately exercisable at an exercise price of $10.00 per share (or $10.07 per share, in the case of 2024 Common Warrants issued to Mr. Riggs) until fully exercised, subject to beneficial ownership limitations, with an expiration date five years after their date of issuance. All of the 2024 Common Warrants were initially recorded as a liability in the Company's consolidated balance sheets. As of December 31, 2025, 100,000 of the 2024 Common Warrants, which were not amended by the Warrant Amendment Agreement (defined below), remain classified as a liability in the Company's consolidated balance sheets.

Certain investors in the January 2025 Follow-On Offering (as described in Note 6) were, at the time of that offering, holders of outstanding 2024 Common Warrants to purchase up to 1,198,040 shares of Class A Common Stock. The exercise price for the 2024 Common Warrants initially was $10.00 per share (or $10.07 per share, in the case of 2024 Common Warrants issued to Mr. Riggs). Concurrent with the January 2025 Follow-On Offering, the Company agreed to contractual amendments with those certain investors (Warrant Amendment Agreement) to (i) reduce the exercise price of those 2024 Common Warrants to $2.50 per share, (ii) reduce the threshold for satisfaction of the trading condition in respect of the redemption provisions from $20.00 per share to $5.00 per share as well as adding a redemption notice of 30 days, and (iii) extend the termination date of those 2024 Common Warrants held by those certain investors to five years following the closings of the January 2025 Follow-On Offering. The Warrant Amendment Agreement, with respect to Mr. Riggs, was conditioned on, and was not effective until, the trading day after the Company obtained the requisite approval from its stockholders, which occurred on May 22, 2025.

As a result of the Warrant Amendment Agreement, the Company reclassified the fair value of 1,100,000 2024 Common Warrants of $1.6 million in January 2025 and, further upon the Company obtaining the requisite approval from its shareholders, 98,040 2024 Common Warrants of $0.1 million in May 2025 from Class A common stock warrants liability to a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets. In both cases, the difference between the fair value of the modified 2024 Common Warrants immediately prior to modification and immediately after modification was treated as equity issuance cost and recorded as a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets.

2025 Common Warrants

The Common Warrants in the table above include 9,040,000 outstanding 2025 Common Warrants and have an exercise price of $2.50 per share of Class A Common Stock and became exercisable upon certain approvals from Cibus' stockholders on May 22, 2025. The 2025 Common Warrants are exercisable for five years following the May 22, 2025, stockholder approvals, subject to beneficial ownership limitations included in the terms of such securities. The 2025 Common Warrants are recorded as a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets.

Class A Common Stock Warrants

The Common Warrants which remain recorded as a liability in the Company's consolidated balance sheets under the heading Class A common stock warrants are reported at fair value with changes in fair value reported in earnings. The Company reports the changes in fair value of the Class A common stock warrants in non-operating income, net in its consolidated statements of operations.

Foreign Currency

The accompanying consolidated financial statements are presented in United States dollars (USD) as the reporting currency. For those foreign subsidiaries where the Company has determined that the functional currency is the entity's local currency, the assets and liabilities of such subsidiaries are translated into USD using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into USD using average exchange rates in effect during the reporting period. Any translation adjustments are presented as accumulated other comprehensive income (loss), within stockholders' equity in the accompanying consolidated statements of redeemable noncontrolling interest and stockholders' equity. Foreign currency transaction gains and losses are included in non-operating income, net within the accompanying consolidated statements of operations and were immaterial for all periods presented.

Segment Reporting

Cibus has one operating and reportable segment. The Chief Operating Decision Maker (CODM) is the Interim Chief Executive Officer who manages business activities, assesses performance, and allocates resources on a consolidated basis. For the years ended December 31, 2025, and 2024, all revenues from the Company's external customers were derived, and all long-lived assets were located, in the United States. The operating segment revenues are derived from customers as a result of Cibus providing R&D services to develop plant traits which are specific genetic characteristics in the DNA of a plant's seed.

The CODM utilizes consolidated net loss in assessing performance and allocating resources by comparing net loss against prior periods and the Company's forecast. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

Segment financial information, including significant segment expenses, which are regularly provided to the CODM and included in net loss was as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Revenue	$ 3,639	$ 4,262
Less:		
Personnel expenses	26,364	29,024
Professional fees	10,295	11,363
Stock-based compensation	8,188	10,750
Goodwill impairment	20,950	181,432
Long-lived assets impairment	9,115	—
Other segment expenses [1]	26,256	30,089
Total operating expenses	101,168	262,658
Loss from operations	(97,529)	(258,396)
Royalty liability interest expense - related parties	(35,481)	(34,190)
Other interest income, net	438	631
Non-operating income, net	400	9,271
Income tax expense	(29)	(29)
Total segment loss	$ (132,201)	$ (282,713)

_____

(1) Other segment expenses are primarily comprised of insurance, loss on asset disposal, amortization and depreciation, rent and utilities, lab supplies, product development, and selling and marketing expenses.

Concentrations of Credit Risk

The Company invests its cash and cash equivalents in highly liquid securities and interest-bearing deposit accounts. The Company diversifies the risk associated with investing in securities by allocating its investments to a diverse portfolio of short-dated, high investment-grade securities, which it classifies as cash and cash equivalents that are recorded at fair value in its consolidated financial statements. The Company maintains the credit risk in this portfolio in accordance with its internal policies and, if necessary, makes changes to investments to minimize credit risk. The Company has not experienced any counterparty credit losses. As of December 31, 2025, and 2024, the Company did not hold any short-term investments.

The following table illustrates customer concentration as a percentage of total revenue:

	Years Ended December 31,	
Concentration of revenue greater than 10% of total company revenues	2025	2024
Customer A	76.8%	77.3%
Customer B	13.9%	11.9%

The following table illustrates customer concentration as a percentage of total accounts receivable:

	Years Ended December 31,	
Concentration of accounts receivable greater than 10% of the total accounts receivable balance	2025	2024
Customer A	**79.6%**	87.0%
Customer B	**20.4%**	13.0%

Recently Issued Accounting Pronouncements

From time-to-time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company's financial position, results of operations, or cash flows upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to provide more detailed information in the notes to the financial statements about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations and comprehensive loss. The guidance is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact that this guidance will have on its consolidated financial statement disclosures.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 prospectively for the year ended December 31, 2025.

2. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

Financial Instruments Measured at Fair Value and Financial Statement Presentation

The accounting guidance establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as of the measurement date as follows:

Level 1: Fair values are based on unadjusted quoted prices in active trading markets for identical assets and liabilities.

Level 2: Fair values are based on observable quoted prices other than those in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3: Fair values are based on at least one significant unobservable input for the asset or liability.

The Company's policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 3 during the years ended December 31, 2025, and 2024.

Financial Instruments Required to be Carried at Fair Value

The Company's financial instruments measured at fair value and their respective levels in the fair value hierarchy as of December 31, 2025, and December 31, 2024, were as follows:

| | December 31, 2025 | | | | December 31, 2024 | | | |
| | Fair Value of Assets | | | | Fair Value of Assets | | | |
In Thousands	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Money market funds [(1)]	$ —	$ —	$ —	$ —	$ 1,058	$ —	$ —	$ 1,058
Total	$ —	$ —	$ —	$ —	$ 1,058	$ —	$ —	$ 1,058

(1) Included in cash and cash equivalents on the accompanying consolidated balance sheets.

| | December 31, 2025 | | | | December 31, 2024 | | | |
| | Fair Value of Liabilities | | | | Fair Value of Liabilities | | | |
In Thousands	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Common Warrants	$ —	$ —	$ 79	$ 79	$ —	$ —	$ 2,268	$ 2,268
Total	$ —	$ —	$ 79	$ 79	$ —	$ —	$ 2,268	$ 2,268

The following table summarizes the Common Warrants activity for the years ended December 31, 2025, and 2024:

In Thousands	Level 3 Fair Value of Liabilities
Balance as of December 31, 2023	$ 1,418
Issued	10,151
Change in fair value	(9,301)
Balance as of December 31, 2024	2,268
Reclassified to stockholders' equity	(1,742)
Change in fair value	(447)
Balance as of December 31, 2025	$ 79

In January 2025, as a result of the Warrant Amendment Agreement, the Company reclassified the fair value of 1,100,000 2024 Common Warrants of $1.6 million from Class A common stock warrants liability to a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets. The change in fair value of the Class A common stock warrants liability related to these 2024 Common Warrants of $0.3 million between December 31, 2024, and January 24, 2025, is reflected in non-operating income, net in the Company's consolidated statements of operations for the year ended December 31, 2025.

Furthermore, as a result of the Company obtaining the requisite approval from its stockholders on May 22, 2025, with respect to those 2024 Common Warrants held by Mr. Riggs, the Company reclassified the fair value of 98,040 2024 Common Warrants of $0.1 million from Class A common stock warrants liability to a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets. The change in fair value of the Class A common stock warrants liability related to these 2024 Common Warrants of $0.1 million between March 31, 2025, and May 23, 2025, is reflected in non-operating income, net in the Company's consolidated statements of operations for the year ended December 31, 2025.

The Company estimates the fair value of the liability classified Common Warrants as of the date of issuance and at the end of every reporting period using a Black-Scholes option pricing model, which requires it to make assumptions regarding future stock price volatility and dividend yield. The Company estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve for the remaining life of the Common Warrants. Prior to the fourth quarter of 2024, the Company estimated its future stock price volatility using a weighted average historical volatility which took into consideration the Company's historical volatility and historical volatility from a group of guideline companies, over the remaining life of the Common Warrants. Beginning in the fourth quarter of 2024, the Company began using its own historical stock price volatility, over the remaining life of the Common Warrants. The Company does not pay dividends and does not expect to pay dividends in the foreseeable future.

The estimated fair values of the Common Warrants, and the assumptions used for the Black-Scholes option pricing model were as follows:

	As of December 31,	
	2025	2024
Estimated fair value of common warrants per share	**$0.01 - $0.77**	$0.39 - $1.70
Assumptions:		
Risk-free interest rate	**3.4% - 3.6%**	4.2% - 4.3%
Expected volatility	**103.8% - 114.3%**	111.0% - 118.1%
Expected term to liquidation (in years)	**1.6 - 3.5**	2.6 - 4.5

The estimated fair values of the 2024 Common Warrants on the January 2025 and May 2025 reclassification dates, and the assumptions used for the Black-Scholes option pricing model were as follows:

	May 2025 Modification	**January 2025 Modifications**
Estimated fair value of common warrants per share [1] [2]	$1.55	$1.34 - $1.55
Assumptions:		
Risk-free interest rate	4.0 %	4.4 %
Expected volatility	111.9 %	111.4 %
Expected term to liquidation (in years)	4.1	4.4

_____

(1)   The May 23, 2025 Modification represents the 98,040 2024 Common Warrants held by Mr. Riggs, which were amended on May 23, 2025. The stock price immediately prior to the May 2025 Modification was $2.72 per share of Class A Common Stock.

(2)   For the January 2025 Modifications, the $1.34 fair value per share represents the 550,000 2024 Common Warrants amended of one holder on January 22, 2025, and the $1.55 fair value per share represents 550,000 2024 Common Warrants of eight holders amended on January 24, 2025. The stock price immediately prior to the January 2025 Modifications was $2.31 per share of Class A Common Stock and $2.60 per share of Class A Common Stock, respectively.

As of December 31, 2025, and 2024, the Company had no other financial instruments measured at fair value.

Non-Recurring Fair Value Measurements

In the fourth quarter of 2025, the Company began to wind-down operations at its Roseville, Minnesota facility and the Company took substantive steps to sublease the facility. Due to potential future sublease income, the Company concluded the operating lease ROU asset and leasehold improvements represented a distinct asset group. The Company concluded the carrying value of the asset group was not recoverable and performed a discounted cash flow of estimated sublease income that included assumptions such as the market rate and timing of sublease income, and discount rate of 8.75 percent which are level 3 inputs in the fair value hierarchy. As a result, the Company concluded the fair value of the asset group was $4.5 million and recorded an impairment of $7.8 million. The Company also evaluated certain buildings, office furniture and equipment, and computer equipment and software at the Roseville, Minnesota facility and recorded an impairment charge of $1.3 million for the year ended December 31, 2025. The total long-lived asset impairment of $9.1 million was recorded in the accompanying consolidated statements of operations.

3. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consists of the following:

In Thousands, except useful life	Useful Life (Years)	As of December 31,	
		2025	2024
Property, plant, and equipment, net:			
Buildings	10 - 20	$ 900	$ 900
Leasehold improvements	shorter of lease term or useful life	2,458	4,256
Office furniture and equipment	5 - 10	15,091	15,064
Computer equipment and software	3 - 5	4,737	4,520
Assets in progress	N/A	155	216
Total property, plant, and equipment		23,341	24,956
Less accumulated depreciation and amortization		(17,041)	(13,517)
Total		$ 6,300	$ 11,439

Depreciation and amortization expense is as follows:

In Thousands	Years Ended December 31,	
	2025	2024
Depreciation and amortization expense	$ 3,996	$ 4,918

Asset Retirement Obligation

Certain lease agreements require the Company to return designated areas of leased space to its original condition upon termination of the lease agreement. At the inception of such leases, the Company records an ARO and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. To determine the fair value of the ARO, the Company estimates the cost for a third party to perform the restoration work. In subsequent periods, for each ARO, the Company records operating expense to accrete the ARO liability to full value and depreciation expense against the ARO, over the term of the associated lease agreement. The Company used a credit-adjusted risk-free rate of 5.6 percent to discount the future obligation, and an inflation rate of 5.0 percent to determine the future value of the original estimate of restoration costs. The ARO was resolved in the fourth quarter of 2025.

The following table presents the changes in the ARO:

In Thousands	Asset Retirement Obligations
Balance as of December 31, 2023	$ 273
Accretion expense	15
Balance as of December 31, 2024	288
Accretion expense	10
Costs incurred related to decommissioning leased property	(298)
Balance as of December 31, 2025	$ —

4. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill activity is as follows:

In Thousands		Goodwill
Balance as of December 31, 2023	$	434,898
Goodwill impairment		(181,432)
Balance as of December 31, 2024		253,466
Goodwill impairment		(20,950)
Balance as of December 31, 2025	**$**	**232,516**

During the first quarter of 2025, the Company experienced a Triggering Event and assessed its goodwill for impairment. The Company considered the decline in its stock price since its last assessment of goodwill and concluded it was more likely than not that its goodwill would be impaired. The Company then performed a quantitative analysis and concluded that its goodwill was impaired. Management makes critical assumptions and estimates in completing impairment assessments of goodwill. The Company utilized the discounted cash flow method to calculate the fair value of the reporting unit. The Company's future cash flow projections include assumptions on variables such as future royalties and operating margins, economic conditions, probability of success, market competition, inflation, and discount rates. In addition, the Company compares the fair value of the reporting unit to the Company's overall market capitalization. The Company utilized its most recent cash flow projections in combination with the Company's stock price as of March 31, 2025, to calculate the fair value of the reporting unit using a long-term growth rate of 3 percent and a discount rate of 47 percent, which are Level 3 fair value measurements. The Company determined its goodwill was impaired by $21.0 million, which is recorded in the accompanying consolidated statements of operations for the year ended December 31, 2025.

During the third quarter of 2024, the Company experienced a Triggering Event and assessed its goodwill for impairment. The Company considered the decline in its stock price since its last annual assessment and concluded it was more likely than not that its goodwill would be impaired. The Company then performed a quantitative analysis and concluded that its goodwill was impaired. Management makes critical assumptions and estimates in completing impairment assessments of goodwill. The Company utilized the discounted cash flow method to calculate the fair value for its goodwill. The Company's cash flow projections look several years into the future and include assumptions on variables such as future royalties and operating margins, economic conditions, probability of success, market competition, inflation, and discount rates. The Company utilized its most recent cash flow projections in combination with the decline of the Company's stock price as of September 30, 2024, to calculate the fair value of its goodwill using a long-term growth rate of 3 percent and a discount rate of 37 percent, which are Level 3 fair value measurements. The Company determined its goodwill was impaired by $181.4 million, which was recorded in the accompanying consolidated statements of operations for the year ended December 31, 2024.

The Company's gross amount of goodwill prior to accumulated impairment losses as of December 31, 2025, 2024, and 2023, was $585.3 million. The Company's accumulated goodwill impairment loss as of December 31, 2025, 2024, and 2023, was $352.8 million, $331.8 million, and $150.4 million, respectively.

A Triggering Event that could indicate impairment and necessitate an evaluation of goodwill includes, but is not limited to, macroeconomic conditions, industry and market considerations, increases in Cibus' costs, commercial performance relative to strategic initiatives, adverse regulatory developments, or the decline in market capitalization of Cibus' Class A Common Stock.

To the extent a Triggering Event occurs and Cibus concludes that goodwill has become further impaired, Cibus may be required to incur material write-offs relating to such impairment and any such write-offs could have a material impact on the Company's future operating results and financial position.

Intangible Assets

Intangible assets as of December 31, 2025, were as follows:

In Thousands	Gross Carrying Amount		Accumulated Amortization		Intangible Assets, Net	
Developed technology	$	14,148	$	1,828	$	12,320
Trade name		22,230		2,871		19,359
Total	**$**	**36,378**	**$**	**4,699**	**$**	**31,679**

Intangible assets as of December 31, 2024, were as follows:

In Thousands	Gross Carrying Amount		Accumulated Amortization		Intangible Assets, Net	
Developed technology	$	14,148	$	1,120	$	13,028
Trade name		22,230		1,760		20,470
Other		150		70		80
Total	$	36,528	$	2,950	$	33,578

Total amortization expense is as follows:

	Years Ended December 31,			
In Thousands	2025		2024	
Amortization expense	$	1,819	$	1,833

As of December 31, 2025, future amortization expense is estimated as follows:

In Thousands	Amortization Expense	
2026	$	1,819
2027		1,819
2028		1,819
2029		1,819
2030		1,819
Thereafter		22,584
Total future amortization expense	$	31,679

5. NOTES PAYABLE

The Company has purchased various fixed assets using notes. The notes on financed equipment are subject to annual interest rates between 9.5 percent and 15.1 percent and have a weighted average remaining term of 1.7 years. The weighted average interest rate of the Company's financed equipment notes was 11.5 percent. Notes used to finance equipment mature between April 2026 and March 2028.

The Company has also financed certain annual insurance premiums using notes. The insurance notes are subject to annual interest rates between 7.3 percent and 7.7 percent and have a weighted average remaining term of 0.4 years. The weighted average interest rate of the Company's financed equipment notes was 7.5 percent. Notes used to finance insurance premiums mature between February 2026 and August 2026.

As of December 31, 2025, future minimum payments under notes payable were as follows:

In Thousands	Financed Equipment		Insurance		Total Notes Payable	
2026	$	151	$	308	$	459
2027		89		—		89
2028		11		—		11
		251		308		559
Less: interest		(25)		(6)		(31)
Total	$	226	$	302	$	528
Current portion	$	133	$	302	$	435
Noncurrent portion	$	93	$	—	$	93

6. STOCKHOLDERS' EQUITY

Pursuant to the Company's amended and restated certificate of incorporation, the Company is authorized to issue up to 310,000,000 shares, consisting of (i) up to 300,000,000 shares of common stock, par value $0.0001 per share, divided into (A) up to 210,000,000 shares of Class A Common Stock and (B) up to 90,000,000 shares of Class B Common Stock and (ii) up to 10,000,000 shares of preferred stock, par value $0.0001 per share.

2024 Common Warrants

In a follow-on offering in June of 2024, the Company issued 2024 Common Warrants to purchase up to 1,298,040 shares of Class A Common Stock. The 2024 Common Warrants were immediately exercisable upon issuance at an exercise price of $10.00 per share (or $10.07 per share, in the case of 2024 Common Warrants issued to Mr. Riggs) until fully exercised, subject to beneficial ownership limitations, with an expiration date five years after their date of issuance.

The 2024 Common Warrants were recorded as a liability in the Company's consolidated balance sheets. At closing, the terms of the 2024 Common Warrants provided that they could be redeemed at the Company's option at any time following the occurrence of (i) the Company's public announcement of an operational Soybean platform and (ii) the first date on which the closing price of the Class A Common Stock on Nasdaq equals or exceeds $20.00 per share for fifteen consecutive trading days, at a redemption price of $0.0001 per 2024 Common Warrant.

Certain investors in the January 2025 Follow-On Offering (as described below) were, at the time of the January 2025 Follow-On Offering, holders of outstanding 2024 Common Warrants to purchase up to 1,198,040 shares of Class A Common Stock. Concurrent with the January 2025 Follow-On Offering, the Company agreed to a Warrant Amendment Agreement to (i) reduce the exercise price of those 2024 Common Warrants to $2.50 per share, (ii) reduce the threshold for satisfaction of the trading condition in respect of the redemption provisions from $20.00 per share to $5.00 per share as well as adding a redemption notice of 30 days, and (iii) extend the termination date of those 2024 Common Warrants held by those certain investors to five years following the closings of the January 2025 Follow-On Offering. The Warrant Amendment Agreement, with respect to Mr. Riggs, was conditioned on, and was not effective until, the trading day after the Company obtained the requisite approval from its stockholders, which occurred on May 22, 2025.

As a result of the Warrant Amendment Agreement, the Company reclassified the fair value of 1,100,000 2024 Common Warrants of $1.6 million in January 2025 and, further upon the Company obtaining requisite approval from its shareholders, 98,040 2024 Common Warrants of $0.1 million in May 2025 from Class A common stock warrants liability to a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets. As of December 31, 2025, 100,000 of the 2024 Common Warrants, which are the 2024 Common Warrants not amended by the Warrant Amendment Agreement, remain classified as a liability in the Company's consolidated balance sheets.

January 2025 Registered Direct Offering

In January 2025, the Company (i) issued 4,340,000 shares of its Class A Common Stock and (ii) in lieu of Class A Common Stock, issued to Mr. Riggs and other investors, the 2025 Pre-Funded Warrants to purchase 4,700,000 shares of Class A Common Stock, in each case, together with an accompanying 2025 Common Warrant to purchase up to 4,340,000 shares of Class A Common Stock and 4,700,000 shares of Class A Common Stock, respectively, in a registered direct offering (January 2025 Follow-On Offering). The combined offering price for each share of Class A Common Stock and the accompanying 2025 Common Warrant was $2.50. The combined offering price for each 2025 Pre-Funded Warrant and the accompanying 2025 Common Warrant was $2.4999. The 2025 Common Warrants have an exercise price of $2.50 per share of Class A Common Stock and became exercisable upon approval by

Cibus' stockholders on May 22, 2025. The 2025 Common Warrants are exercisable for five years following the May 22, 2025, stockholder approval, subject to beneficial ownership limitations included in the terms of such securities. The 2025 Pre-Funded Warrants were immediately exercisable upon issuance and are exercisable until fully exercised at their exercise price of $0.0001 per share of Class A Common Stock, subject to beneficial ownership limitations included in the terms of such securities. The Company received net proceeds related to the January 2025 Follow-On Offering of approximately $21.4 million after deducting approximately $1.2 million for placement agent commissions and other offering expenses payable by the Company.

In January 2025, 300,000 of the 2025 Pre-Funded Warrants were exercised and as such, the Company issued 300,000 shares of its Class A Common Stock. In June 2025, 50,000 pre-funded warrants issued in December 2023 and 4,000,000 of the 2025 Pre-Funded Warrants were exercised and as such, the Company issued 4,050,000 shares of its Class A Common Stock. As of December 31, 2025, 400,000 2025 Pre-Funded Warrants remain outstanding and exercisable.

The 2025 Pre-Funded Warrants were recorded as a component of stockholders' equity within additional paid-in capital in the accompanying consolidated balance sheets, and the shares issuable upon exercise are included in the determination of the Company's basic and diluted net loss per share of Class A Common Stock.

Warrant transactions for the year ended December 31, 2025, were as follows:

	Pre-Funded Warrants	Weighted Average Exercise Price Per Share	Common Warrants	Weighted Average Exercise Price Per Share [1]
Outstanding as of December 31, 2024	50,000	$ 0.01	1,456,523	$ 16.43
Issued	4,700,000	0.0001	9,040,000	2.50
Forfeited/canceled	—	—	—	—
Exercised	(4,350,000)	0.0002	—	—
Outstanding as of December 31, 2025	**400,000**	**$ 0.0001**	**10,496,523**	**$ 3.58**
Exercisable as of December 31, 2025	**400,000**	**$ 0.0001**	**10,496,523**	**$ 3.58**

_____

(1) In January 2025, the exercise price of 1,100,000 of the Common Warrants outstanding as of December 31, 2024, were amended from $10.00 per share to $2.50 per share. In May 2025, the exercise price of 98,040 of the Common Warrants outstanding as of December 31, 2024, were amended from $10.07 per share to $2.50 per share.

June 2025 SEC-Registered Public Offering

In the June 2025 Follow-On Offering, the Company issued 15,714,285 shares of its Class A Common Stock, including 5,714,286 shares issued to Mr. Riggs. The offering price for each share of Class A Common Stock was $1.75. The Company received net proceeds related to the June 2025 Follow-On Offering of approximately $25.0 million after deducting approximately $2.5 million for placement agent commissions and other offering expenses payable by the Company.

Class A Common Stock

Shares of Class A Common Stock have full voting and economic rights. Unvested shares of Class A Restricted Common Stock, which were issued as equity compensation to certain of the Company's employees and executive officers, carry all voting, dividend, distribution, and other rights as apply to shares of Class A Common Stock generally, except that (i) shares of Class A Restricted Common Stock are subject to transfer restrictions and (ii) dividends and distributions are held by the Company until vesting of the underlying shares of Class A Restricted Common Stock and remain subject to the same forfeiture provisions as such shares.

Class A Restricted Stock

Restricted shares of Class A Common Stock (Class A Restricted Stock) are considered to be legally issued and outstanding as of the date of grant, notwithstanding that these shares remain subject to risk of forfeiture if the vesting conditions for such shares are not met. For financial statement presentation purposes, Class A Restricted Stock is treated as issued, but will only be treated as outstanding after such awards have vested and, therefore, have ceased to be subject to a risk of forfeiture. Accordingly, unvested shares of Class A Restricted Stock are excluded from the calculation of basic net loss per share of Class A Common Stock.

Class B Common Stock

Shares of Class B Common Stock have full voting rights. Shares of Class B Common Stock have no economic rights and do not participate in dividends or undistributed earnings. However, holders of Class B Common Stock hold a corresponding number of economic, non-voting Common Units through which they would receive *pro rata* distributions from Cibus Global. No shares of Class B Common Stock are outstanding as of December 31, 2025.

Cibus Global Common Units

The Company's exchange agreement sets forth the terms and conditions upon which holders of Up-C Units, comprising an equal number of shares of Class B Common Stock and Cibus Global Common Units, may exchange such Up-C Units for shares of Class A Common Stock. The Up-C Units are generally exchangeable for shares of Class A Common Stock on a one-for-one basis, subject to certain restrictions. The holders of Up-C Units' ownership of Common Units represents the noncontrolling interest.

Up-C Unit exchanges during the years ended December 31, 2025, and 2024 were as follows:

| | Years Ended December 31, | |
	2025	2024
Up-C Units exchanged by holders for Class A Common Stock	1,720,929	1,421,707

As of December 31, 2025, there were 54,325,852 Cibus Common Units outstanding. Of the 54,325,852 Cibus Common Units outstanding, all are held by Cibus, Inc. as there are no remaining holders of Up-C Units.

Preferred Stock

Pursuant to the amended and restated certificate of incorporation, the Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2025, the Company has not issued any preferred stock.

7. STOCK-BASED COMPENSATION

The Company uses broad-based stock plans to attract and retain highly qualified officers and employees and to help ensure that management's interests are aligned with those of its shareholders. The Company has also granted equity-based awards to directors, non-employees, and certain employees of Cellectis, formerly the Company's largest shareholder and parent company prior to the completion of the merger with Cibus Global.

In December 2014, the Company adopted the Calyxt, Inc. Equity Incentive Plan (2014 Plan), which allowed for the grant of stock options, and in June 2017, it adopted the Calyxt, Inc. 2017 Omnibus Plan (2017 Plan), which allowed for the grant of stock options, restricted stock units (RSUs), performance stock units (PSUs), and other types of equity awards. The name of the 2017 Plan was amended to reflect the name change of the Company to Cibus, Inc.

As of December 31, 2025, 2,993,104 shares were available for grant in the form of stock options, restricted stock, RSUs, and PSUs under the 2017 Plan. Stock-based awards currently outstanding also include awards granted under the 2014 Plan. No further awards are available for grant or will be granted under the 2014 Plan.

Stock Options

The weighted average fair value of stock options granted, and the assumptions used for the Black-Scholes option pricing model were as follows:

| | Years Ended December 31, | |
	2025	2024
Weighted average fair value of stock options granted	$ 1.81	$ 5.31
Assumptions:		
Risk-free interest rate	3.6% - 4.1%	4.2% - 4.5%
Expected volatility	106.2% - 110.5%	99.8% - 109.3%
Expected term (in years)	5.3 - 6.0	5.0 - 6.0

Option strike prices are set at 100 percent or more of the closing share price on the date of grant and generally vest over three to four years following the grant date. Options generally expire 10 years after the date of grant.

Information on stock option activity is as follows:

	Options Exercisable	Weighted Average Exercise Price Per Share	Options Outstanding	Weighted Average Exercise Price Per Share
Balance as of December 31, 2024	127,267	$ 316.92	572,264	$ 75.44
Granted	—	—	907,053	2.18
Vested	265,675	5.25	—	—
Exercised	—	—	—	—
Expired	(8,834)	369.25	(8,834)	369.25
Forfeited	(1,300)	227.50	(111,686)	6.96
Balance as of December 31, 2025	**382,808**	**$ 99.71**	**1,358,797**	**$ 30.25**

Stock-based compensation expense related to stock option awards is as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Stock-based compensation expense	$ 1,316	$ 521

As of December 31, 2025, options outstanding had an immaterial aggregate intrinsic value and a weighted average remaining contractual term of 8.6 years. As of December 31, 2025, options exercisable had an immaterial aggregate intrinsic value and a weighted average remaining contractual term of 7.0 years.

As of December 31, 2025, unrecognized compensation expense related to non-vested stock options was $2.1 million which has a weighted average remaining recognition period of 2.3 years.

Restricted Stock Awards

The Company granted awards of Class A Restricted Stock (RSAs), in connection with its merger with Cibus Global, to Cibus Global members who held unvested restricted profits interest units. The RSAs will continue to vest following their original vesting schedules over the remaining life of the awards which is generally two months to four years after the date of grant.

Information on RSA activity is as follows:

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2024	274,058	$ 31.50
Granted	—	—
Vested	(161,664)	31.50
Forfeited	(27,209)	31.50
Unvested balance as of December 31, 2025	**85,185**	**$ 31.50**

The total fair value of RSAs that vested is as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Fair value of shares vested	$ 308	$ 3,738

There were no RSAs granted during the years ended December 31, 2025, or 2024.

Stock-based compensation expense related to RSAs is as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Stock-based compensation expense	$ 5,051	$ 9,495

As of December 31, 2025, unrecognized compensation expense related to RSAs was $2.7 million which has a weighted average remaining recognition period of 1.1 years.

Restricted Stock Units

The Company grants RSUs which generally vest over four years after the date of grant. Upon vesting, the RSUs are settled as shares of Class A Common Stock.

Information on RSU activity is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2024	779,861	$ 7.62
Granted	931,189	1.89
Vested	(247,969)	8.02
Forfeited	(103,874)	6.19
Unvested balance as of December 31, 2025	**1,359,207**	**$ 3.73**

The total fair value of RSUs that vested is as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Fair value of shares vested	$ 405	$ 629

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2025, and 2024, was $1.89 and $6.90, respectively.

Stock-based compensation expense related to RSUs is as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Stock-based compensation expense	$ 1,821	$ 734

As of December 31, 2025, unrecognized compensation expense related to RSUs was $4.2 million which has a weighted average remaining recognition period of 2.8 years.

Certain consolidated statement of operations amounts were as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Stock-based compensation expense:		
Research and development	$ 2,720	$ 3,392
Selling, general, and administrative	5,468	7,358
Total	$ 8,188	$ 10,750

8. INCOME TAXES

The components of loss before income taxes are as follows:

		Years Ended December 31,		
In Thousands		**2025**		**2024**
United States loss before income taxes	$	(132,354)	$	(280,080)
Foreign income (loss) before income taxes		182		(2,604)
Loss before income taxes	$	(132,172)	$	(282,684)

Income tax provision for the years ended December 31, 2025, and 2024, consist of the following:

		Years Ended December 31,		
In Thousands		**2025**		**2024**
Current:				
Federal	$	—	$	—
State		—		—
Foreign		(29)		(29)
Total current		(29)		(29)
Deferred:				
Federal		—		—
State		—		—
Foreign		—		—
Total deferred		—		—
Total income tax expense	$	(29)	$	(29)

The table below provides the updated requirements of ASU 2023-09 for 2025. See Note 1. Nature of Business & Summary of Significant Accounting Policies - Recently Adopted Accounting Pronouncements for additional details on the adoption of ASU 2023-09.

For purposes of reconciling the Company's provision for income taxes at the United States statutory income tax rate and the Company's provision (benefit) for income taxes at the effective tax rate, a notional 21.0 percent tax rate was applied as follows:

In Thousands, except percentage values	Year Ended December 31, 2025	
	Amount	%
United States statutory rate	$ 27,756	21.0 %
State and local income taxes, net of federal income tax effect [1]	85	0.1 %
Foreign tax effects:		
Other foreign	(31)	— %
Tax credits:		
R&D credit	1,317	1.0 %
Change in valuation allowance	(60,311)	(45.6)%
Nontaxable or nondeductible items:		
Stock-based compensation	(1,396)	(1.1)%
Goodwill impairment	(4,229)	(3.2)%
Other, net	(4)	— %
Change in unrecognized tax benefits	(413)	(0.3)%
Other adjustments, net:		
Section 382 limitation	3,889	2.9 %
Investment in Cibus Global LLC	46,569	35.2 %
743(b) asset and amortization	(11,862)	(9.0)%
Other, net	(1,399)	(1.1)%
Effective income tax rate	$ (29)	— %

_____

(1) State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

The difference between the United States statutory income tax rate and the Company's effective income tax rate for the year ended December 31, 2025, is primarily attributable to the effect of losses sustained, impairment charges of goodwill, and changes in the Company's investment in Cibus Global during the year.

As previously disclosed for the year ended December 31, 2024, prior to the adoption of ASU 2023-09, effective income tax rate differs from the United States statutory income tax rate as follows:

	Year Ended December 31, 2024
United States statutory rate	21.0 %
State tax, net of federal tax benefit	0.1 %
Loss attributable to redeemable noncontrolling interest	(2.3)%
Stock-based compensation	(0.6)%
Goodwill impairment	(12.0)%
R&D credit	0.6 %
Unrecognized tax benefits	0.3 %
Warrants	0.6 %
Investment in Cibus Global LLC	(10.4)%
Change in state rate	(1.9)%
Section 382 limitation	(3.0)%
Other	(0.4)%
Change in valuation allowance	8.0 %
Effective income tax rate	— %

The difference between the United States statutory income tax rate and the Company's effective income tax rate for the year ended

December 31, 2024, is primarily attributable to the effect of losses sustained which required a valuation allowance. For the year ended December 31, 2025, the valuation allowance increased by $78.4 million. For the year ended December 31, 2024, the valuation allowance decreased by $22.6 million.

The amounts of cash income taxes paid by the Company are as follows:

In Thousands	Year Ended December 31, 2025
Federal	$ —
State and local	—
Foreign	
Canada	38
Netherlands	3
United Kingdom	—
Total foreign	41
Total cash paid for income taxes	$ 41

Deferred tax assets and liabilities consist of the following:

	December 31,	
In Thousands	2025	2024
Net operating losses	$ 91,859	$ 70,097
Investment in Cibus Global, LLC	—	29,036
Stock-based compensation	3,698	—
ASC 842 lease liabilities	8,824	—
Tax credit carry forwards	3,442	2,720
Capitalized R&D	7,695	1,979
Compensation	576	—
Royalty liability	63,754	—
Property and equipment	1,915	—
Intangible assets	5,558	—
Other	640	—
Gross deferred tax assets	187,961	103,832
Less valuation allowance	(182,111)	(103,742)
Net deferred tax assets after valuation allowance	5,850	90
ASC 842 ROU assets	(5,850)	—
Other	—	(90)
Gross deferred tax liabilities	(5,850)	(90)
Net deferred tax asset or liability	$ —	$ —

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. The Company has established a full valuation allowance for deferred tax assets described above due to the uncertainty that enough taxable income will be generated in the taxing jurisdiction to utilize the assets. Therefore, the Company has not reflected any benefit of such deferred tax assets in the accompanying consolidated financial statements. Immaterial adjustments were made to the net deferred tax asset during the measurement period. There was no net impact to the financial statements due to the full valuation allowance.

As of December 31, 2025, the Company has $570.8 million of net operating loss carryforwards (NOLs) that can be used to offset future taxable income. Of this amount, $190.7 million are state NOLs and $380.1 million are federal NOLs. The federal NOLs period is as follows: $334.1 million do not expire, but is subject to the 80 percent taxable income limitation and $46.0 million expire between 2026 and 2037. The state NOLs will expire between 2027 and 2045, with some amounts having indefinite carryover. The Company also has federal and state R&D credit carryovers of $3.0 million and $2.0 million, respectively, which will expire between 2028 and 2045.

Pursuant to Sections 382 and 383 of the Internal Revenue Code (IRC), annual use of the Company's NOLs and R&D credit carryforwards may be limited in the event a cumulative change in ownership of more than 50 percent occurs within a three-year period.

Since the Company's formation, the Company has raised capital through the issuance of capital stock, which on its own or combined with the purchasing stockholders' subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change.

Upon the occurrence of an ownership change under Section 382 as outlined above, utilization of the Company's NOLs and R&D credit carryforwards are subject to an annual limitation, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, which could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOLs or R&D credit carryforwards before utilization. The Company has completed an analysis through December 31, 2023, and it was determined that the Company experienced an IRC 382 cumulative shift as of May 31, 2023, as a result of the merger with Cibus Global. The Company has reduced tax attributes by $8.5 million which represents the amount estimated to expire unused based on the IRC 382 limitation.

The Company completed an additional analysis through December 31, 2025, to determine if any additional cumulative shifts have occurred and concluded no Section 382 ownership change was identified in 2025. For financial statement purposes, the Company has included the federal and state NOLs and R&D credit in the schedule of deferred tax assets offset with a full valuation allowance. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created as a result of the additional analysis for 2025, will not impact the Company's effective tax rate in the future.

The gross unrecognized tax benefits activity is as follows:

In Thousands	Gross Unrecognized Tax Benefits
Balance as of December 31, 2023	$ 1,906
Increases related to current year positions	343
Decreases related to prior year positions	(423)
Decreases related to IRC §382	(946)
Balance as of December 31, 2024	880
Increases related to current year positions	329
Decreases related to prior year positions	(105)
Balance as of December 31, 2025	**$ 1,104**

The Company is subject to federal income taxes in the United States as well as various state and local jurisdictions, the United Kingdom, Netherlands, and Canada. The Company has reviewed its tax positions and concluded that no liability for uncertain tax positions is required as of December 31, 2025. The Company will classify any future interest and penalties as a component of income tax expense if incurred.

The unrecognized tax benefit amounts are reflected in the determination of the Company's deferred tax assets. If recognized, none of these amounts would affect the Company's effective tax rate, since it would be offset by a corresponding adjustment to the deferred tax asset valuation allowance. The Company's major taxing jurisdictions are in the United States, at both the federal and state levels, the United Kingdom, Netherlands, and Canada. The number of years open for examination varies depending on the tax jurisdiction but are generally from three to five years.

The Company has recorded a full valuation allowance against its net deferred tax assets as the realizability of the tax benefit is not at the more likely than not threshold. Since the benefit has not been recorded, the Company determined that the TRA liability is not probable and therefore no TRA liability existed as of December 31, 2025.

9. LEASES, COMMITMENTS, AND CONTINGENCIES

Leases

The Company's financing lease ROU asset is included in other non-current assets in the consolidated balance sheets.

The Company is obligated under non-cancellable operating leases, primarily for office, laboratory, greenhouse, and warehouse space, as follows:

| | As of December 31, | | | | |
| | 2025 | | | 2024 | |
In Thousands, except remaining term	Remaining Term (years)	Right-of-Use-Asset		Remaining Term (years)	Right-of-Use-Asset
Roseville, Minnesota lease	12.3	$	4,549	13.3	$ 12,589
San Diego, California laboratory lease	—		—	0.7	1,402
San Diego, California headquarters lease	7.3		15,966	8.3	17,723
San Diego, California greenhouse lease	2.7		920	3.7	1,204
Other leases	< 1.0 - 1.1		122	< 1.0 - 2.1	336
Total		$	21,557		$ 33,254

The Roseville, Minnesota lease includes four options to extend the lease for five years. These options to extend the lease are not recognized as part of the associated operating lease ROU assets and lease liabilities as it is not reasonably certain that the Company will exercise those options. The Company's lease agreement does not include options to terminate the lease. In the fourth quarter of 2025, the Company began to wind-down operations at its Roseville, Minnesota facility and the Company is currently working to sublease the facility. Based on this and other factors, the Company assessed the operating lease ROU asset related to the Roseville, Minnesota lease for impairment and recorded an impairment charge of $7.6 million for the year ended December 31, 2025, which was recorded in the accompanying consolidated statements of operations. The impairment amount was the amount by which the carrying value of the operating lease ROU asset exceeded the fair value. The Company estimated the fair value based on the discounted cash flows of estimated net rental income.

The Company's headquarters are located in San Diego, California where it leases its headquarters facility, which includes office and laboratory space, with a term that expires in March 2033. The headquarters facility lease includes one option to extend the lease that the Company is not reasonably certain to exercise at the lease commencement; therefore, the extension term is not recognized in the calculation of the lease liability.

The Company had a trait development facility for editing plants in San Diego, California until August 2025 when the lease term ended.

Additionally, the Company has certain leases for greenhouse and warehouse facilities, with terms that expire in August 2028 and August 2026, respectively. The Company had one option to extend the term of the greenhouse lease, for five years, and executed this right with an amended lease agreement beginning in September 2023 and expiring at the end of August 2028. There are no other options to extend this lease. The Company had one option to extend the warehouse lease for five years which it did not execute. As the Company was not reasonably certain to exercise this option at lease commencement, the option was not recognized as part of the associated operating lease ROU asset or lease liability.

Certain leases include rent abatement, rent escalations, tenant improvement allowances, and additional charges for common area maintenance and other costs. The Company is required to pay base rent expense as well as its proportionate share of the facilities operating expenses. The non-lease components, consisting primarily of common area maintenance, are paid separately based on actual costs incurred. Therefore, the variable non-lease components were not included in the operating lease ROU assets or lease liabilities and are reflected as expense in the period incurred.

The components of lease expense were as follows:

| | Years Ended December 31, | | | |
In Thousands	2025		2024	
Finance lease costs	$	115	$	175
Operating lease costs		6,573		7,037
Variable lease costs		3,733		3,999
Total	$	10,421	$	11,211

Operating lease costs for short-term leases was not material for the years ended December 31, 2025, or 2024.

Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,			
In Thousands	2025		2024	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows (operating leases)	$	5,430	$	3,936
Financing cash flows (finance leases)	$	120	$	171

Supplemental balance sheet information related to leases was as follows:

	As of December 31,			
	2025		2024	
	Operating	Financing	Operating	Financing
Weighted average remaining lease term (years)	9.1	0.7	10.0	0.8
Weighted average discount rate	7.5%	10.6%	7.5%	10.6%

As of December 31, 2025, future minimum payments under operating leases were as follows:

In Thousands		Operating
2026	$	5,045
2027		5,045
2028		5,081
2029		4,905
2030		5,004
Thereafter		20,312
		45,392
Less: interest		(12,878)
Total	$	32,514
Current portion	$	2,731
Noncurrent portion	$	29,783

Cibus Non-Profit Foundation

During 2022, Cibus Global created the Cibus Charitable Foundation, Inc., a nonprofit legal entity (the Cibus Non-Profit Foundation). As of December 31, 2025, the Cibus Non-Profit Foundation has not received any donations or commenced operations. The Company is obligated to make donations to the Cibus Non-Profit Foundation each fiscal year at a rate of 1.0 percent of all net royalty revenue in the applicable fiscal year that is equal to or greater than $100 million up to, and including, $1.0 billion, and then steps up to 2.0 percent in respect of any portion of such net royalty revenue in excess of $1.0 billion. For purposes of this calculation, net royalty revenue refers to all royalty payments received by the Company, net of all taxes (other than income taxes) and all amounts payable pursuant to the Royalty Liability. The donation payable by the Company may be reduced, including to zero, to the extent necessary to comply with any covenant or obligation in any instrument evidencing third party indebtedness, to permit a financing to occur, to preclude undercapitalization, to satisfy working capital requirements or provide for strategic needs of the Company, to ensure timely payment of the Company's liabilities and debts to third parties as they become due, or to comply with applicable law. The Company has agreed not to enter any change of control transaction unless the surviving entity assumes the obligation to pay such donations to the Cibus Non-Profit Foundation.

This obligation is contingent upon the Cibus Non-Profit Foundation obtaining and maintaining its status as a 501(c)(3) charitable organization, although such registration has not yet been achieved. The Cibus Non-Profit Foundation must use all donations received consistent with its mission statement: to drive sustainable agriculture and sustainable agricultural communities in the developing world. Accordingly, as of December 31, 2025, the Company had not recorded a liability related to its obligations to the Cibus Non-Profit Foundation within the accompanying consolidated financial statements.

Litigation and Claims

From time-to-time, the Company may be involved in legal proceedings arising in the ordinary course of business.

The Company is not a party to any material pending legal proceedings as of December 31, 2025. Notwithstanding the foregoing, during the year ended December 31, 2025, based on an unexpected decision from the Ninth Circuit Court of Appeals, the Company agreed to a repayment of insurance coverage proceeds previously awarded to the Company in the amount of $2.6 million for litigation expense. This amount was paid in the fourth quarter of 2025 and recorded within SG&A in the accompanying consolidated statement of operations and comprehensive loss.

10. ROYALTY LIABILITY - RELATED PARTIES

On December 31, 2014, Cibus Global entered into a Warrant Transfer and Exchange Agreement (Warrant Exchange Agreement) and a related Intellectual Property Security Agreement (IP Security Agreement), pursuant to which certain investors, including certain directors of the Company and entities affiliated with directors of the Company (collectively, Royalty Holders), exchanged warrants issued by Cibus Global in previous financing transactions, for the right to receive future royalty payments (Royalty Payments). The Warrant Exchange Agreement and IP Security Agreement remain in place following the Company's acquisition of Cibus Global in the Merger Transactions.

Under the Warrant Exchange Agreement, the Royalty Holders are entitled to future Royalty Payments equal to 10 percent of specified Subject Revenues (as defined in the Warrant Exchange Agreement) actually collected, attributable to product sales, license fees, sublicense payments, distribution fees, milestones, maintenance payments, royalties, and distributions to the Company, arising from products or technology developed using or based upon intellectual property rights in *RTDS* or oligonucleotide directed mutagenesis technology applied in plants, biologicals, animals, and humans, as well as improvements related to such products or technology. Subject Revenues exclude revenues attributable to certain Nucelis product lines (certain applications in microorganisms), amounts received from the sale or disposition of the Company's assets to the extent the purchaser agrees to be bound by the Warrant Exchange Agreement, fair market value payments for Cibus Global capital stock, and revenues attributable to collaboration and research projects. Royalty Payments are contingent because they are based upon the actual cash amounts constituting Subject Revenues that are collected from the Company's customers.

Royalty Payments will not begin until after the first fiscal quarter in which the aggregate Subject Revenues cash inflow during any consecutive 12 month period equals or exceeds $50.0 million, at which point Cibus Global will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement.

The initial term of the Warrant Exchange Agreement is 30 years from the date the first Royalty Payment becomes due and may be extended for an additional 30-year term upon written notice and a $100 payment. Pursuant to the IP Security Agreement, Cibus Global's payment and performance obligations under the Warrant Exchange Agreement are secured by a security interest in substantially all of Cibus Global's intellectual property.

The Royalty Liability calculation is based on the Company's current estimates of future Subject Revenues collected by the Company from customers and, in turn, expected Royalty Payments based on these Subject Revenues to be paid to Royalty Holders over the life of the arrangement based on 10 percent of the actual Subject Revenues collected. The Warrant Exchange Agreement is on a cash basis meaning that all Royalty Payments to Royalty Holders in a given period are based on cash actually collected by the Company for Subject Revenues in that period. The Company recorded the Royalty Liability obligation at fair value as of May 31, 2023, in connection with the acquisition of Cibus Global, LLC. The Company will periodically reassess the estimated future Royalty Payments using internal projections and external sources. Any change in estimated future Royalty Payments, resulting from changes in Cibus' business model and anticipated Subject Revenues, is recognized prospectively as an adjustment to the effective yield as an increase or decrease to interest expense.

As of December 31, 2025, the Royalty Liability reflected an effective yield of 16.5 percent and the amount of aggregated, but unpaid, Royalty Payments is $0.6 million. As of December 31, 2024, the Royalty Liability reflected an effective yield of 16.6 percent.

The following table summarizes the Royalty Liability activity for the years ended December 31, 2025, and 2024:

In Thousands	Royalty Liability - Related Parties
Balance as of December 31, 2023	$ 165,252
Interest expense recognized	34,190
Balance as of December 31, 2024	199,442
Interest expense recognized	35,481
Balance as of December 31, 2025	**$ 234,923**

11. SUPPLEMENTAL INFORMATION

Certain balance sheet amounts are as follows:

	As of December 31,			
In Thousands	2025		2024	
Accrued Expenses:				
Accrued consulting and professional fees	$	900	$	1,312
Accrued field trials		304		358
Other		742		611
Total	$	1,946	$	2,281

Supplemental consolidated statement of cash flows information is as follows:

	Years Ended December 31,			
In Thousands	2025		2024	
Interest paid	$	79	$	115

Non-cash transactions not reported in the consolidated statements of cash flows is as follows:

	Years Ended December 31,			
In Thousands	2025		2024	
Property, plant, and equipment acquired through assuming liabilities	$	54	$	210
Unpaid stock offering costs included in accounts payable	$	1,512	$	—
Class A common stock warrants reclassification from liability to stockholders' equity	$	1,742	$	—
Purchase of insurance through vendor financing	$	861	$	—
Establishment of operating lease right-of-use assets and associated operating lease liabilities	$	—	$	16,491

12. COLLABORATION AGREEMENT

Cibus and Procter & Gamble (P&G), a leading multi-national consumer product company, are parties to a collaboration agreement (P&G agreement) under which P&G is partially funding and/or supporting a multi-year program to develop low carbon ingredients or materials aimed at reducing impacts on the environment during production, use, or disposal. As of December 31, 2025, the Company had $0.5 million of deferred revenue from R&D activities under the P&G agreement. The Company has determined the P&G agreement should be accounted for under Topic 606.

The P&G agreement provides for: (i) research activities to develop low carbon ingredients or materials (R&D Activities), (ii) participation in the Partnership Project Committee (PPC), and (iii) a limited license for certain intellectual property rights (Evaluation License).

The R&D Activities are subject to compulsory governance by a PPC to assess R&D Activities and results.

The P&G agreement provides P&G an Evaluation License for a limited term to internally evaluate materials developed from the R&D Activities.

The Company assessed the above promises and concluded that PPC participation and the Evaluation License are not capable of being distinct from the R&D Activities given that such R&D activities performed by Cibus involve significant proprietary knowledge of the Cibus technology. Therefore, the Company has concluded that the PPC participation, the Evaluation License, and the R&D Activities represent a single combined performance obligation.

The Company reassesses the achievement of success criteria at the end of each reporting period and as uncertain events are resolved or other changes in circumstances occur, and, if necessary, adjusts its estimate to completion of the project. The P&G agreement provides for unilateral termination by mutual agreement, each of which is subject to certain time requirements. Such termination provisions without penalties are treated as renewal provisions. Changes in transaction price associated with early termination are not deemed to constitute variable constraints. Therefore, in accordance with ASC 606-10, the Company utilizes the most likely amount method of estimating variable consideration.

In consideration of the services rendered pursuant to the P&G agreement, P&G shall pay Cibus per a payment schedule. The Company received a non-refundable upfront payment upon the execution of the P&G agreement, which the Company included in the transaction price. Management also considered the timing of the upfront and other payments and concluded not to adjust the transaction price for the effects of a significant financing component as the payment schedule is structured so that period between payment and performance is expected to be less than one year.

As noted above, the Company has identified a single performance obligation associated with the P&G agreement. Therefore, the Company will allocate the entire amount of the transaction price to the identified single performance obligation.

The Company has concluded that an input method is a representative depiction of the transfer of services under the P&G agreement. The Company recognizes revenue related to the P&G agreement over time as the R&D activities are rendered.

Revenue recognized in the consolidated statements of operations related to the collaboration agreement is as follows:

	Years Ended December 31,	
In Thousands	2025	2024
Collaboration agreement revenue recognized	$ 2,796	$ 3,295

As of December 31, 2025, the cumulative amount of consideration allocated to the performance obligation and revenue recognized under the P&G agreement is $7.3 million.

13. SUBSEQUENT EVENTS

In January 2026, the Company issued 14,836,664 shares of its Class A Common Stock including 333,333 shares issued to Mr. Riggs (January 2026 Follow-On Offering). The offering price for each share of Class A Common Stock was $1.50. The Company received net proceeds related to the January 2026 Follow-On Offering of approximately $19.8 million after deducting approximately $2.5 million for underwriting discounts and commissions and certain other offering expenses payable by the Company.

On March 12, 2026, in furtherance of the Company's Board-approved streamlining efforts, the Company an additional reduction in workforce of 15 full-time employees in connection with the Company's previously announced streamlined business focus, prioritizing its nearest-term and currently funded commercial opportunities, effective as of March 13, 2026. The Company estimates that it will incur approximately $0.4 million of one-time cash payments in the first quarter of 2026, of which approximately $0.3 million is related to accrued vacation and approximately $0.1 million is related to one-time severance expense. In addition, the Company estimates, based on Cibus' closing stock price on March 13, 2026, one-time non-cash stock compensation expense of approximately $0.5 million related to accelerated stock awards in the first quarter of 2026.